

Opening doors to the future®

Dear Fellow Shareholders:

For more than 53 years, UDR has operated with a simple but powerful objective: provide superior apartment living experiences, foster a culture that enables our associates to grow and thrive, and deliver consistent, long-term value to our stakeholders. Our culture emphasizes data-driven decisions and continuous innovation, which serve as competitive advantages that consistently drive attractive results.

Operations, capital allocation, and portfolio optimization serve as UDR's pillars of value creation. UDR's portfolio is constructed to outperform over the course of a full cycle for the multifamily business while our operations and capital allocation strategies are structured to allow us to take advantage of opportunities that emerge at any point during the cycle.

Our resilient business model was on display in 2025 despite a flurry of unexpected macro events, which seems to be the new normal. The year brought elevated levels of new apartment supply, tariffs, changes to immigration policy, a government shutdown, a pause in employment growth, and a heightened focus on the evolution of artificial intelligence ("AI"). While the majority of these events appear cyclical, we view AI as an enduring and dynamic change that should have a positive impact on our business overall. To UDR, AI is an enhancer in many ways, including our continued effort to convert data into decisions that drive cash flow growth. The investment world's emphasis on AI has steered capital away from real estate, contributing to total shareholder return results that we find less than satisfactory. Nevertheless, the team remained steadfast in its quest to maximize value for shareholders over the long-term and notched many achievements in 2025 that serve as a springboard for future success. Among our accomplishments, UDR:

- Generated the second highest year-over-year FFOA per share (REIT earnings) growth among our multifamily REIT peer group.

- Paid our 213th consecutive quarterly dividend and increased the dividend for the 16th consecutive year. Since 2009, we have raised our dividend by approximately 6% on average each year.

- Advanced our approach to marrying data and collaboration to inform our actions and drive cash flow growth. This was evident in the evolution of the UDR Customer Experience, which delivers greater resident satisfaction and retention. In 2025, our resident turnover rate was 38.5%, the lowest in our operating history. Since the beginning of 2023, UDR has improved resident turnover by 820 basis points, which is twice as much as the apartment REIT peer average.

- Demonstrated our nimble approach to capital allocation by adhering to capital market signals in the effort to drive cash flow per share growth. Leveraging our collaborative and data-driven approach to capital allocation and our disciplined perspective on risk-adjusted sources and uses of capital, which we regularly publish in our heat maps, we notched numerous capital allocation accomplishments. We grew the enterprise by acquiring two apartment communities with a total of 884 homes for $330 million, expanded our joint venture with LaSalle by approximately $230

1745 Shea Center Dr., Suite 200
Highlands Ranch, CO 80129

Tel: 720.283.6120
Fax: 720.283.2453

www.udr.com

million, and repurchased approximately $120 million of common shares at a sizeable discount to consensus net asset value.

- Maintained a solid BBB+ / Baa1 investment grade rating and positioned our balance sheet with the lowest cost of debt and the least amount of debt maturities through 2028 among our peer group. Operating our business with robust liquidity and strong leverage metrics support growth opportunities while mitigating risk.

- Expanded our already stellar corporate responsibility profile, as evidenced by UDR being named the Top Workplaces winner in the Real Estate industry for the second consecutive year.

- Earned the Most Honored Company designation in the 2025 Extel All-America Executive survey.

Thanks to the dedication of our people and the strength of our culture, we are creating homes for our residents for which they are proud and want to live. To enable a focus on our residents, we equip our associates with the necessary tools to be successful. An example is the UDR Customer Experience, which enhances our residents' living experience, improves resident retention over time, and better captures the lifetime value of a UDR resident. Based on the feedback we receive from residents, we are better able to map interactions we have with each, thereby providing our onsite teams with data transparency to deliver customized actions that enhance value. This granular visibility allows us to identify, support, and champion positive outcomes while also proactively addressing situations before they escalate. This approach enhances the likelihood a resident will value their UDR living experience and stay longer.

The financial results of the UDR Customer Experience thus far have been exceptional. By actively listening to our residents and acting on their feedback, we have improved annualized resident turnover by 1,100 basis points compared to historical norms. To put this improvement into perspective, every 100-basis-point decrease in resident turnover equates to approximately $3.5 million of increased cash flow. This means that we have realized nearly $40 million of increased annual cash flow by keeping our residents in place longer, reducing vacant days and turnover expenses, and driving stronger pricing power weighted towards renewals.

Our operational excellence is also intertwined with our commitment to integrating scalable automated systems. We have introduced AI and machine learning tools to remove friction from both the resident journey and our enterprise management. We have been deliberate in determining where these tools are reliable and how to best deploy them. As examples, we currently utilize AI to enhance fraud screening protocols, identify payment risk, summarize resident feedback into actionable themes, and generate faster customer responses. Ultimately, these technological advancements are designed to elevate the human element of our business. By automating routine tasks and streamlining the leasing process, our systems free up our associates to focus on what truly matters: building community, delivering superior service, and expanding operating margins. As we look forward, our robust pipeline of identified value creation initiatives gives me confidence that our legacy of innovation will continue to drive outsized returns for years to come.

Our culture of innovation and effort to convert data into actions that drive cash flow growth does not stop at operations; it extends into how we deploy capital. We have built and refined a proprietary investment analytics platform that evaluates nearly 7 million institutional-quality apartment homes across dozens of markets. Through rigorous analysis of micro-market data, we have discovered a crucial insight: allocating capital to the right individual asset is twice as important as picking the right market. This intelligence empowers us to identify unique and compelling opportunities. As an example, we acquired a 406-apartment home community in Northern Virginia last year during a period of uncertainty in the Washington, D.C. metro area due to DOGE concerns and the government shutdown. This apartment community was identified as a candidate for outsized revenue growth and operating efficiencies with an adjacent UDR apartment community. Early results are promising as rent growth, occupancy, innovation income growth, and controllable expenses have all outperformed underwriting amid a seamless transition to the UDR platform.

Associates and Management Update

The greatest asset that powers value creation is our 1,426 associates and the dedication they exhibit each day. Our culture enables skill development and encourages innovation, which creates more rewarding roles, expanded responsibility, and a path for upward mobility. One critical way to ensure we grow our culture and associates is through active dialogue. Our frequent townhalls and engagement surveys reflect an industry-leading response rate and inform us that an overwhelming majority of our associates enjoy working for UDR, believe they have access to the resources needed to succeed, and are excited about the future of the Company. We are proud of the positive associate experience reflected by these responses, and the results are best evidenced by achieving an all-time Company-low associate turnover rate of 19% in 2025, which is substantially better than the industry norm of 34%; we make associates feel welcomed, valued, and proud, which empowers us all.

In 2025, we made two notable additions to executive management. First, we welcomed Dave Bragg as our Chief Financial Officer. Dave's skillset and deep industry experience are evident in the way he leads our accounting, investor relations, investment strategy, FP&A, tax, and treasury teams. Second, we welcomed Keith Benson as our Chief Legal Officer. Keith brought a wealth of legal expertise to UDR and has been instrumental in navigating our complex legal landscape and executing a wide range of transactions.

At the beginning of 2026, we celebrated three notable promotions. First, Shezelle Krei was promoted to Senior Vice President, Human Resources. Since joining UDR in 2023, Shezelle has been instrumental in leading all aspects of people operations, aligning HR strategy with business goals, and driving culture, talent, and engagement. Second, Andrew Lavaux was promoted to Senior Vice President, Development and Construction. Andrew joined UDR in 2021 and leads development, construction, and redevelopment activities across the Company. Third, Chris Van Ens was promoted to Senior Vice President, Investment Strategy. Chris has been with UDR for over 14 years and has held various leadership roles across finance, operations, capital allocation, sustainability, and government affairs. Shezelle, Andrew, and Chris have made many contributions to UDR, and their promotions reflect a natural expansion of their leadership responsibilities.

Board Update

We continue to reshape our Board to ensure that it possesses the proper skills and perspectives to enhance our strategic initiatives. As such, Board rotation has been active over the last 12 months.

In 2025, James "Jim" Klingbeil and Clint McDonnough, two of our longer-tenured directors, departed the Board after providing years of strong governance and engagement.

Later in 2025, we welcomed Richard "Ric" Clark and Ellen Goitia to the UDR Board. Mr. Clark has over four decades of real estate investment and capital markets experience, having served Brookfield Corporation in various senior leadership roles. He is a highly accomplished real estate executive with a proven ability to raise capital, invest strategically, and oversee the management of human capital. Ms. Goitia has over three decades of expertise in accounting, finance, and corporate governance, having served KPMG in various senior leadership roles and on several boards over the course of her career.

Katherine "Katie" Cattanach and Diane Morefield will not stand for re-election to the Board. My heartfelt thanks go to both for their service as excellent stewards who helped oversee our growth as a leading real estate company.

Thoughts on 2026

We start 2026 in a position of relative strength that should continue to propel UDR's growth this year and beyond. Our optimism is rooted in several structural tailwinds that favor our portfolio, including:

1. The supply pressures that temporarily clouded the sector's outlook are rapidly waning. Year-over-year supply completions are expected to decline 35% across our markets in 2026, with further declines in 2027. This sets the stage for favorable operating fundamentals and accelerating pricing power in the coming years.

2. Our residents' financial health remains strong, with the average rent-to-income ratio below the long-term average. This suggests that our residents can comfortably accept rent increases reflective of the value and exceptional living experience at a UDR apartment community.

3. The relative affordability of apartments remains decidedly in our favor and near all-time levels of attractiveness versus homeownership due to sustained elevated home prices and mortgage rates. We expect the exceptional living experience we provide our residents, combined with this financial barrier to homeownership, will translate to residents staying in our communities longer.

4. The largest U.S. age cohorts remain in their prime renter years, providing continued support for long-term rental demand.

The positive operating momentum we achieved in the final months of 2025 has continued into 2026, with further acceleration in lease rate growth coupled with high occupancy and outsized innovation income growth. Furthermore, we have identified opportunities to increase our cash flow by recycling capital through acquisitions and dispositions with an emphasis on forward rent growth potential, capital expenditures, and operational upside. Our nimble approach to capital allocation has also led us to continue to repurchase shares at an unusually attractive valuation relative to the underlying value of our assets.

Reflection

2025 was a highly productive year for UDR and we continue to execute on our strategic priorities, with an emphasis on data-driven decisions that drive long-term cash flow per share accretion. While the macro backdrop remains fluid, we remain confident in our abilities to navigate through a wide range of outcomes due to the enduring strength of our business model and the profound dedication of our associates across the country.

Our strategy remains deeply rooted in acting on the variables we can control, while attentively listening to associates, customers, and other stakeholders to help guide us. By leveraging our proprietary data analytics infrastructure and fostering a culture of innovation, we have the agility to not only navigate a fluid economic environment but to thrive within it, setting a powerful foundation for our operational and capital strategies moving forward.

UDR's enduring differentiation of operational excellence and disciplined capital allocation ensures we are well-positioned to capitalize on a reacceleration of market fundamentals as they occur. We have tactically structured our near-term priorities to set ourselves up for growth in 2026, and will continue to adjust as needed to maximize long-term cash flow and total shareholder returns. The consistency of our results is the direct consequence of our cycle-tested approach to leading with best-in-class operations and our unyielding focus on creating communities that our residents are proud to call home.

Thank you for your continued trust, partnership, and investment in UDR. We are excited about the future and look forward to sharing our continued success with you in 2026 and beyond.

Best,

Thomas W. Toomey
Chairman, President, and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-10524

UDR, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**54-0857512**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129
(Address of principal executive offices) (zip code)
Registrant's telephone number, including area code: (720) 283-6120
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 par value	UDR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer ☑   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller Reporting Company ☐

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of UDR, Inc. held by non-affiliates on June 30, 2025 was approximately $5.2 billion. This calculation excludes shares of common stock held by the registrant's officers and directors and each person known by the registrant to beneficially own more than 5% of the registrant's outstanding shares, as such persons may be deemed to be affiliates. This determination of affiliate status should not be deemed conclusive for any other purpose. As of February 11, 2026, there were 328,571,965 shares of UDR, Inc.'s common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated by reference from UDR, Inc.'s definitive proxy statement for the 2026 Annual Meeting of Stockholders.

TABLE OF CONTENTS

PART I

Unless the context otherwise requires, all references in this Report to "UDR," the "Company," "we," "our" and "us" refer to UDR, Inc., together with its consolidated subsidiaries, including United Dominion Realty, L.P. (the "Operating Partnership" or the "OP") and UDR Lighthouse DownREIT L.P. (the "DownREIT Partnership").

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy and rental expense growth. Words such as "expects," "anticipates," "intends," "plans," "likely," "will," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements.

The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

- general market and economic conditions;

- the impact of inflation/deflation, tariffs, geopolitical tensions and government shutdowns;

- unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates;

- the failure of acquisitions, developments or redevelopments to achieve anticipated results;

- possible difficulty in selling apartment communities;

- competitive factors that may limit our ability to lease apartment homes or increase or maintain rents;

- insufficient cash flow that could affect our debt financing and create refinancing risk;

- failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders;

- development and construction risks that may impact our profitability;

- potential damage from natural disasters, including hurricanes, fires, floods, ice storms and other weather-related events, which could result in substantial costs to us;

- risks from climate change that impacts our properties or operations;

- risks from extraordinary losses for which we may not have insurance or adequate reserves;

- risks from cybersecurity breaches of our information technology systems and the information technology systems of our third party vendors and other third parties;

- the availability of capital and the stability of the capital markets;

- changes in job growth, home affordability and the demand/supply ratio for multifamily housing;

- the failure of automation or technology to help grow net operating income;

- uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

- delays in completing developments and lease-ups on schedule or at expected rent and occupancy levels;

- our failure to succeed in new markets;

- risks that third parties who have an interest in or are otherwise involved in projects in which we have an interest, including mezzanine borrowers, joint venture partners or other investors, do not perform as expected;

- changing interest rates, which could increase interest costs and affect the market price of our securities;

- potential liability for environmental contamination, which could result in substantial costs to us;

- the imposition of federal taxes if we fail to qualify as a REIT under the Code in any taxable year;

- our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn have an adverse effect on our stock price; and

- changes in real estate laws, tax laws, rent control or stabilization laws or other laws affecting our business.

A discussion of these and other factors affecting our business and prospects is set forth in Part I, Item 1A. *Risk Factors*. We encourage investors to review these risk factors.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Report, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully in Item 1A. *Risk Factors* herein. These risks include, but are not limited to, the following:

- Unfavorable Apartment Market and Economic Conditions Could Adversely Affect Occupancy Levels, Rental Revenues and the Value of Our Real Estate Assets.

- The Geographic Concentration of Our Communities in Certain Markets Could Have an Adverse Effect on Our Operations if a Particular Market is Adversely Impacted by Economic or Other Conditions.

- We May Be Unable to Renew Leases or Relet Apartment Units as Leases Expire, or the Terms of Renewals or New Leases May Be Less Favorable Than Current Leases.

- We Face Risks Related to Inflation/Deflation.

- Competition Could Limit Our Ability to Lease Apartment Homes or Increase or Maintain Rents.

- We May Not Realize the Anticipated Benefits of Past or Future Acquisitions, and the Failure to Integrate Acquired Communities and New Personnel Successfully Could Create Inefficiencies.

- Competition Could Adversely Affect Our Ability to Acquire Properties.

- Development and Construction Risks Could Impact Our Profitability.

- An Epidemic, Pandemic or Other Health Crisis, and Measures Intended to Prevent the Spread of Such an Event, Could Have a Material Adverse Effect on our Business, Results of Operations, Cash Flows and Financial Condition.

- Bankruptcy or Defaults of Our Counterparties Could Adversely Affect Our Performance.

- We Could Incur Significant Insurance Costs and Some Potential Losses May Not Be Adequately Covered by Insurance.

- The Adoption of, or Changes to, Rent Control, Rent Stabilization, Eviction, Tenants' Rights and Similar Laws and Regulations in Our Markets Could Have an Adverse Effect on Our Results of Operations and Property Values.

- Risks of Litigation.

- A Breach of Information Technology Systems On Which We Rely Could Materially and Adversely Impact Our Business, Financial Condition, Results of Operations and Reputation.

- Changing Interest Rates Could Increase Interest Costs and Adversely Affect Our Cash Flows and the Market Price of Our Common Stock.

- Insufficient Cash Flow Could Affect Our Debt Financing and Create Refinancing Risk.

- Failure to Generate Sufficient Income Could Impair Debt Service Payments and Distributions to Stockholders.

- Failure To Maintain Our Current Credit Ratings Could Adversely Affect Our Cost of Funds, Related Margins, Liquidity, and Access to Capital Markets.

- Disruptions in Financial Markets May Adversely Impact the Availability and Cost of Credit and Have Other Adverse Effects on Us and the Market Price of Our Common Stock.

- We Would Incur Adverse Tax Consequences if We Failed to Qualify as a REIT.

- Changes in Market Conditions and Volatility of Stock Prices Could Adversely Affect the Market Price of Our Common Stock.

- We May Change the Dividend Policy for Our Common Stock in the Future.

- Limitations on Share Ownership and Limitations on the Ability of Our Stockholders to Effect a Change in Control of Our Company Restrict the Transferability of Our Stock and May Prevent Takeovers That are Beneficial to Our Stockholders.

Item 1. BUSINESS

General

UDR is a self-administered real estate investment trust, or REIT, that owns, operates, acquires, renovates, develops, redevelops, disposes of, and manages multifamily apartment communities in targeted markets located in the United States. At December 31, 2025, our consolidated real estate portfolio consisted of 165 communities located in 21 markets, consisting of 55,240 completed apartment homes, which are held directly or through our subsidiaries, including the Operating Partnership and the DownREIT Partnership, and consolidated joint ventures. In addition, we have an ownership interest in 12,167 completed or to-be-completed apartment homes through unconsolidated joint ventures or partnerships, including 6,766 apartment homes owned by entities in which we hold preferred equity investments. At December 31, 2025, the Company was developing one wholly-owned community totaling 300 apartment homes, none of which have been completed. In addition, the Company is incurring and capitalizing costs directly related to predevelopment activities in preparation of future development commencements.

UDR has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, which we refer to in this Report as the "Code." To continue to qualify as a REIT, we must continue to meet certain tests which, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (other than our net capital gains) to our stockholders annually. As a REIT, we generally will not be subject to U.S. federal income taxes at the corporate level on our net income to the extent we distribute such net income to our stockholders annually. In 2025, we declared total distributions of $1.72 per common share and paid dividends of $1.715 per common share.

	Dividends Declared in 2025	Dividends Paid in 2025
First Quarter	$ 0.4300	$ 0.4250
Second Quarter	0.4300	0.4300
Third Quarter	0.4300	0.4300
Fourth Quarter	0.4300	0.4300
Total	$ 1.7200	$ 1.7150

UDR was formed in 1972 as a Virginia corporation. In June 2003, we changed our state of incorporation from Virginia to Maryland. Our corporate offices are located at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado and our telephone number is (720) 283-6120. Our website is *www.udr.com*. The information contained on our website, including any information referred to in this Report as being available on our website, is not a part of or incorporated into this Report.

As of December 31, 2025, there were 190.1 million units in the Operating Partnership ("OP Units") outstanding, of which 176.6 million OP Units (including 0.1 million of general partnership units), or 92.9%, were owned by UDR and 13.5 million OP Units, or 7.1%, were owned by outside limited partners. As of December 31, 2025, there were 32.4 million units in the DownREIT Partnership ("DownREIT Units") outstanding, of which 23.3 million, or 71.9%, were owned by UDR and its subsidiaries and 9.1 million, or 28.1%, were owned by outside limited partners. The consolidated financial statements of UDR include the noncontrolling interests of the unitholders in the Operating Partnership and DownREIT Partnership.

Human Capital Management

Our people are fundamental to executing our strategy, serving our residents and customers, and delivering long-term value for our company and shareholders. We focus on building a workforce and culture that supports operational excellence, strong leadership, and an associate experience that attracts, develops, motivates, and retains talent in a competitive labor environment.

As of December 31, 2025, our Company had approximately 1,420 full-time associates and 6 part-time associates, all of whom are dedicated to the success of our organization. Within this workforce, 1,034 associates are focused on roles directly associated with our communities, while the remaining associates contribute to various corporate functions.

Strategy and Governance

In 2025, we strengthened our human capital foundation and advanced a multi-year Human Resources ("HR") evolution roadmap designed to build a scalable, disciplined people-function capable of supporting long-term growth and transformation. HR placed an emphasis on strengthening execution, reducing risk, and improving consistency across key human capital practices.

Across the organization, leadership and HR partner to build a culture aligned to strategy and ensure human capital risks and opportunities are identified and addressed through policy, process, and governance enhancements. We report to our Board of Directors at least annually with respect to our human capital initiatives, including evaluations and analyses.

Associate Engagement and Culture

Workforce health is a competitive advantage for us. In 2025, we maintained strong engagement results that were consistently above industry benchmarks and experienced turnover that remained well below industry averages, reflecting trust in leadership, alignment to strategy, and a positive outlook for the future.

Turnover continued to trend downward, reaching 19.4%, which outperformed the industry benchmark of 34% and improved compared to prior periods.

These results reinforce our view that continued investment in the associate experience supports performance, retention, and organizational resilience.

In 2025, we activated our culture and people philosophy through the launch of Life@UDR, our company-wide culture platform and employee value proposition. This work strengthened how we communicate across the organization and improved clarity and connection for both associates and candidates through consistent storytelling, refreshed communications channels, and a more cohesive cultural narrative.

Associate Compensation

We believe competitive rewards are essential to attracting and retaining talent, and we are committed to maintaining fair, market-competitive compensation practices. To support informed and equitable decisions, we benchmark compensation using a combination of broad-based market data and industry- and geography-specific public compensation information, and we review and adjust our salary ranges as appropriate. These benchmarks and related compensation updates are reviewed annually with executive leadership and presented to our Board of Directors to support oversight of our compensation practices.

To strengthen governance and alignment between pay and performance, we also improved compensation oversight and structure, including centralized ownership of the annual compensation planning cycle, an internal Compensation Committee to provide executive-level oversight, a company-wide market-pricing refresh and streamlined pay structures, and a redesigned officer bonus plan to strengthen performance accountability and alignment between results and rewards.

Associate Health and Wellness

We believe robust and affordable benefits programs are essential to prioritizing the well-being of our associates.

In response to associate feedback and rising healthcare costs, we redesigned medical benefits to better align with market practices by simplifying plan options, introducing a high-deductible plan with employer-funded Health Savings Account ("HSA") contributions, conducting active enrollment to increase education and participation, and expanding family planning benefits to include infertility coverage and support.

We continued differentiated wellbeing support through our Lifestyle Spending Account benefit, which provides associates with $1,000 annually to spend as they choose, with nearly 91% participation companywide.

Associate Growth and Development

We invest in learning and development to improve leadership capability, support internal mobility, and strengthen performance outcomes. In 2025, we advanced manager effectiveness through a unified enterprise learning strategy and targeted training aligned to key moments in the talent journey.

In total, over 10,000 training courses are available to our associates, spanning topics such as leasing skills, property maintenance, customer service, project management, and leadership development. In 2025, our associates collectively invested 32,508 hours in training, averaging 23 hours per full time associate. By the end of 2025, 99% of associates had completed annual IT security training, fair housing, harassment, workplace violence, diversity and inclusion, and business ethics training.

A strong talent pipeline and thoughtful succession planning support business continuity and execution. In 2025, we modernized key talent processes and expanded tools to support performance management, talent reviews, and succession planning, including the deployment of modules to support performance reviews, potential assessments, and succession planning.

We use structured talent frameworks to promote consistent performance expectations and to identify and develop high-performing and high-potential talent. We also evaluate retention risk and business impact as part of leadership-level talent discussions to inform targeted development, engagement, and succession actions.

Compliance and Risk Mitigation

We partner closely with legal and operational leaders to manage employment-related risk, maintain compliance, and drive consistent workplace practices. In 2025, key enhancements included strengthening employment law and employee relations support, improving compensation governance, and implementing new and updated policies and controls to mitigate risk and strengthen compliance.

Diversity and Inclusion

We seek to attract qualified talent while maintaining fair and consistent hiring processes and prioritize respect, fairness, and the promotion of diverse perspectives.

As of December 31, 2025, our workforce is comprised of 62% male and 38% female associates, with an ethnic composition of 49% White, 30% Hispanic/Latino, 13% Black, 3% Asian, and 6% Other. Our management team (including resident services managers and more senior job classifications) reflects a gender balance of 45% male and 55% female, with an ethnic breakdown of 63% White and 37% non-White. Over the three-year period ending December 31, 2025, 438 promotions occurred, with 52% of those promoted to resident services manager, director, or more senior job classifications being female and 44% non-White.

Reporting Segments

We report in two segments: *Same-Store Communities* and *Non-Mature Communities/Other*.

Our S*ame-Store Communities* segment represents those communities acquired, developed, and stabilized prior to January 1, 2024, and held as of December 31, 2025. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the communities are not classified as held for disposition at year end. A community is considered to have stabilized occupancy once it achieves 90% occupancy for at least three consecutive months.

Our *Non-Mature Communities/Other* segment represents those communities that do not meet the criteria to be included in *Same-Store Communities,* including, but not limited to, recently acquired, developed and redeveloped communities, and the non-apartment components of mixed use properties. For additional information regarding our operating segments, see Note 16, *Reportable Segments*, in the Notes to the UDR Consolidated Financial Statements included in this Report.

Business Objectives

Our principal business objective is to maximize the economic returns of our apartment communities in a sustainable manner to provide our stockholders with the greatest possible total return and value. To achieve this objective, we intend to continue to pursue the following goals and strategies:

- own and operate a diversified portfolio of apartments in targeted markets in the United States, which are characterized by strong total income growth, high long-term working age population growth, relatively robust rental versus single-family home affordability and favorable demand/supply ratio for multifamily housing, thus enhancing stability and predictability of returns to our stockholders;

- manage real estate cycles by taking an opportunistic approach to buying, selling, renovating, redeveloping, and developing apartment communities;

- empower our associates to manage our communities efficiently and effectively to improve resident satisfaction;

- measure and reward associates based on specific performance targets; and

- manage our capital structure with the intent of lowering our relative cost of capital to enhance profitability and predictability of liquidity, earnings and dividends.

2025 Highlights

Commitment to Shareholders

- In July 2025, the Company marked its 53rd year as a REIT and, in October 2025, paid its 212th consecutive quarterly dividend. The Company's annualized declared 2025 dividend of $1.72 represented a 1.2% increase over the previous year.

Earnings Results

- Net income attributable to common stockholders was $372.9 million as compared to $84.8 million in the prior year. The primary drivers for the increase were higher gains from dispositions of real estate as we sold more assets in 2025 when compared to the same period in 2024, higher total net operating income ("NOI"), higher interest income and other income/(expense) primarily driven by a non-cash loan reserve recorded in 2024, and lower depreciation expense primarily due to fully depreciated assets and real estate assets sold in 2025 and 2024.

- Total revenues increased 2.4% over the prior year primarily due to overall market rent growth and communities acquired and completion of developments during 2024, partially offset by dispositions of real estate in 2025 and 2024.

- We achieved Same-Store revenue growth of 2.4% and Same-Store NOI growth of 2.3%.

Investing and Developments

- We acquired two operating communities located in Philadelphia, PA and Woodbridge, VA increasing total assets by approximately $330.2 million.

- We commenced the development of one community located in Riverside, California, with a total of 300 apartment homes.

- We received gross proceeds of $211.5 million and recognized gains of $47.9 million from the sale of two operating communities located in Brooklyn, New York and Englewood, New Jersey.

- We contributed four wholly-owned operating communities to our existing joint venture with LaSalle, while maintaining our 51.0% ownership interest in the venture. In connection with the contribution, our joint venture partner contributed cash and new debt was placed on the newly contributed operating communities

and certain existing operating communities, resulting in the Company receiving approximately $202.8 million of cash proceeds and recognizing a gain of $195.0 million from the partial sale of the operating communities.

- We received distributions totaling $204.2 million from the Company's unconsolidated joint ventures and partnerships, which includes $97.3 million from the full repayment of two preferred equity investments and the partial repayment of one preferred equity investment.

- We fully funded three preferred equity investments totaling $72.6 million that own three operating communities with a total of 1,006 apartment homes.

Balance Sheet

- We repurchased 3.3 million shares of common stock for approximately $117.8 million.

- We amended our Term Loan to extend the maturity date to January 31, 2029, with two one-year extension options.

- We amended our Working Capital Credit Facility to extend the maturity date from January 12, 2026, to January 12, 2027, with two one-year extension options.

Corporate Responsibility Report

We published our 2025 Corporate Responsibility Report on our website, which discloses our environmental and social initiatives, programs, and performance. The report's Corporate Responsibility disclosures were, to the extent applicable, prepared in accordance with the Global Reporting Initiative (GRI) Standards (core), the Sustainability Accounting Standards Board (SASB) standards, and the Task Force for Climate-related Financial Disclosure (TCFD) framework.

Refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* for further information on the Company's activities in 2025.

Our Strategic Vision

Our strategic vision is to be the multifamily public REIT of choice for investors. We intend to realize this vision by executing on our strategic objectives, which are:

1. Maintaining a Diversified Portfolio and Allocating Capital to Accretive Investment Opportunities
2. Maintaining a Strong Balance Sheet
3. Consistently Driving Operating Excellence
4. Advancing a Strong Corporate Culture and Striving for High Resident Satisfaction

Maintaining a Diversified Portfolio and Allocating Capital to Accretive Investment Opportunities

We believe greater portfolio diversification, as defined by geographic concentration, location within a market (i.e., urban or suburban) and property quality (i.e., A or B), reduces the volatility of our same-store growth throughout the real estate cycle, appeals to a wider renter and investor audience, lessens the market risk associated with owning a homogenous portfolio, and provides more opportunities for accretive external growth when appropriate. Diversified characteristics of our portfolio include:

- our consolidated apartment portfolio includes 165 communities located in 21 markets throughout the U.S., including both coastal and sunbelt locations;

- our communities that are located proximate to each other within a market provide enhanced economics; and

- our mix of urban/suburban communities is approximately 32%/68% and our mix of A/B quality properties is approximately 44%/56%.

We are focused on increasing our presence in markets with favorable job formation and income growth, high propensity to rent, strong relative affordability for rental versus homeownership, and a favorable demand/supply ratio for multifamily housing. Portfolio investment decisions consider internal analyses and third-party research.

Acquisitions and Dispositions

When evaluating potential acquisitions, we consider a wide variety of factors, including, but not limited to:

- high long-term working age population growth, relatively robust rental versus single-family home affordability, measured long-term new supply growth, overall potential for strong total income growth;

- the tax and regulatory environment of the market in which the property is located;

- geographic location, including proximity to jobs, entertainment, transportation, and our existing communities which can deliver significant economies of scale;

- our climate assessments for the market and sub-market in which the property is located;

- construction quality, condition, design and sustainability features of, or the potential to implement sustainability initiatives at, the property;

- current and projected cash flow of the property and the ability to increase cash flow;

- ability of the property's projected returns to exceed our cost of capital;

- potential for capital appreciation of the property;

- ability to increase the value and profitability of the property through operations and redevelopment;

- terms of resident leases, including the potential for rent increases;

- occupancy and demand by residents for properties of a similar type in the vicinity;

- prospects for liquidity through sale, financing or refinancing of the property; and

- competition from existing multifamily communities and the potential for the construction of new multifamily properties in the area.

We regularly monitor our assets to increase the quality and performance of our portfolio. Factors we consider in deciding whether to dispose of a property include, but not limited to:

- current market price for an asset compared to projected economics for that asset;

- whether it is in a market targeted for divestment or a reduction in investment;

- potential increases in new construction in the market area;

- areas with low long-term job growth prospects;

- near- and long-term capital expenditure needs for the asset; and

- operating efficiencies.

The following table summarizes our apartment community acquisitions and dispositions and our consolidated year-end ownership position for the past five years (*dollars in thousands*):

	2025	2024	2023	2022	2021
Homes acquired	**884**	173 (b)	1,889	433	5,426
Homes disposed	**1,347** (a)	214	1,604 (c)	90	651
Homes owned at December 31,	**55,240**	55,696	55,550	54,999	53,229
Total real estate owned, at cost	**$ 16,487,885**	$ 16,213,363	$ 16,023,859	$ 15,570,072	$ 14,740,803

(a) Includes 974 apartment homes from the partial sale of four operating communities to an existing joint venture.

(b) In January 2024, the Company acquired its joint venture partner's common equity interest in a 173 apartment home operating community. The community was previously owned by a consolidated joint venture of the Company.

(c) Includes 1,328 apartment homes from the partial sale of four operating communities to a newly formed joint venture.

Development Activities

Our objective in developing a community is to create value while improving the quality of our portfolio. How demographic trends, economic drivers, and multifamily fundamentals and valuations have trended over the long-term and our portfolio strategy generally govern our review process on where and when to allocate development capital. At December 31, 2025, the Company was developing one wholly-owned community totaling 300 apartment homes, none of which have been completed. In addition, the Company is incurring and capitalizing costs directly related to predevelopment activities in preparation of future development commencements.

Redevelopment Activities

Our objective in redeveloping a community is twofold: we aim to grow rental rates while also producing a higher yielding and more valuable asset through asset quality improvement. During the year ended December 31, 2025, we incurred $56.1 million in major renovations, which included major structural changes and/or architectural revisions to existing buildings. As of December 31, 2025, the Company had no communities at which it was conducting substantial redevelopment activities.

Joint Venture and Partnership Activities

We have entered into, and may continue in the future to enter into, joint ventures (including limited liability companies or partnerships) through which we own an indirect economic interest of less than 100% of the community or communities owned directly by such joint ventures. Our decision to either hold an apartment community in fee simple or have an indirect interest in the community through a joint venture is based on a variety of factors and considerations, including: (i) the economic and tax terms required by the seller of land or a community; (ii) our desire to diversify our portfolio of communities by market, submarket and product type; (iii) our desire at times to preserve our capital resources to maintain liquidity or balance sheet strength; and (iv) our projections, in some circumstances, that we will achieve higher returns on our invested capital or reduce our risk if a joint venture vehicle is used. Each joint venture agreement is individually negotiated, and our ability to operate and/or dispose of a community in our sole discretion may be limited to varying degrees depending on the terms of the joint venture agreement.

Maintaining a Strong Balance Sheet

We maintain a capital structure that we believe allows us to proactively source potential investment opportunities in the marketplace. We have structured our debt maturity schedule to be able to opportunistically access both secured and unsecured debt markets when appropriate.

As part of our plan to finance our activities, we utilize proceeds from debt and equity offerings and refinancings to extend maturities, pay down existing debt, fund development and redevelopment activities, and acquire apartment communities.

Consistently Driving Operational Excellence

Investment in new technologies continues to drive operating efficiencies in our business and helps us to better meet the changing needs of our business and our residents. Our residents can conduct business with us 24 hours a day, 7 days a week, including completing online leasing applications and renewals and submitting maintenance or other requests throughout our portfolio using our web-based resident internet portal or, increasingly, a smart-device application.

As a result of transforming our operations through technology, residents' satisfaction has improved, and our operating teams have become more efficient. Web-based technologies have also resulted in declining marketing and advertising costs, improved cash management, and better pricing management of our available apartment homes.

Advancing a Strong Corporate Culture and Ensuring High Resident Satisfaction

Refer to *Human Capital Management* section above, for further information on the Company's corporate culture.

Competitive Conditions

Competition for new residents is generally intense across our markets. Some competing communities offer amenities that our communities do not have. Competing communities can use rental concessions or lower rents to obtain temporary competitive advantages. Also, some competing communities are larger or newer than our communities. The competitive position of each community is different depending upon many factors, including sub-market supply and demand. In addition, other real estate investors compete with us to acquire existing properties, redevelop existing properties, and to develop new properties. These competitors include insurance companies, pension and investment funds, public and private real estate companies, investment companies and other public and private apartment REITs, some of which may have greater resources, or lower capital costs, than we do.

We believe that, in general, we are well-positioned to compete effectively for residents and investments. We believe our competitive advantages include:

- a fully integrated organization with property management, development, redevelopment, acquisition, marketing, sales and financing expertise;

- scalable operating and support systems, which include automated systems to meet the changing needs of our residents and to effectively focus on our internet-based marketing efforts;

- access to diversified sources of capital;

- geographic diversification with a presence in 21 markets across the country; and

- significant presence in many of our major markets that allows us to be a local operating expert.

Moving forward, we will continue to improve lease management, improve expense control, increase resident retention efforts and align employee incentive plans with metrics that impact our bottom-line performance. We believe this plan of operation, coupled with the portfolio's strengths in targeting renters across a geographically diverse platform, should position us for continued operational upside.

Communities

At December 31, 2025, our consolidated real estate portfolio included 165 communities with a total of 55,240 completed apartment homes. The overall quality of our portfolio relative to other properties generally enables us to charge higher rents and to attract residents with higher levels of disposable income who are more likely to absorb such rents.

At December 31, 2025, the Company was developing one wholly-owned community totaling 300 apartment homes, none of which have been completed. In addition, the Company is incurring and capitalizing costs directly related to predevelopment activities in preparation of future development commencements.

At December 31, 2025, the Company had no communities at which it was conducting substantial redevelopment activities.

Same-Store Community Comparison

We believe that one pertinent quantitative measurement of the performance of our portfolio is tracking the results of our *Same-Store Communities'* NOI, which is total rental revenue, less rental and other operating expenses excluding property management. Our *Same-Store Community* population is comprised of operating communities which we own and have stabilized occupancy, revenues and expenses as of the beginning of the prior year.

Net income attributable to common stockholders was $372.9 million as compared to $84.8 million in the prior year. The primary drivers for the increase were higher gains from dispositions of real estate as we sold more assets in 2025 when compared to the same period in 2024, higher interest income and other income/(expense) primarily driven by no non-cash loan reserve in 2025 as compared to a $37.3 million non-cash loan reserve in 2024, higher total NOI, and lower depreciation expense primarily due to fully depreciated assets and real estate assets sold in 2025 and 2024.

For the year ended December 31, 2025, our Same-Store NOI increased by $24.3 million compared to the prior year. Our *Same-Store Community* properties provided 95.0% of our total NOI for the year ended December 31, 2025. The increase in NOI for the 53,468 Same-Store apartment homes, or 96.8% of our portfolio, was primarily driven by an increase in market rental rates, an increase in reimbursement, ancillary and fee income, a decrease in bad debt, and a decrease in vacancy loss, partially offset by higher utilities expense, higher administration and marketing costs, higher personnel costs, and higher real estate tax expense.

Revenue growth in 2026 may be impacted by adverse developments affecting the general economy, inclusive of but not limited to economic conditions as a result of a recession or economic uncertainty, reduced occupancy rates, increased rental concessions, new supply, increased bad debt and other factors which may adversely impact our ability to increase rents.

Tax Matters

UDR has elected to be taxed as a REIT under the Code. To continue to qualify as a REIT, UDR must continue to meet certain tests that, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (other than net capital gains) to our stockholders annually. Provided we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income taxes at the corporate level on our net income to the extent such net income is distributed to our stockholders annually. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

We may utilize our taxable REIT subsidiary ("TRS") to engage in activities that REITs may be prohibited from performing, including the provision of management and other services to third parties and the conduct of certain nonqualifying real estate transactions. Our TRS generally is taxable as a regular corporation, and therefore, subject to federal, state and local income taxes.

Inflation

Inflation primarily impacts our results of operations as a result of wage pressures and increases in utilities and repair and maintenance costs. In addition, inflation could also impact our general and administrative expenses, the interest on our debt if variable or refinanced in a high-inflationary environment, our cost of capital, and our cost of development, redevelopment, maintenance or other operating activities. However, the majority of our apartment leases have initial terms of 12 months or less, which in an inflationary environment, and absent other factors such as increased supply, generally enables us to compensate for inflationary effects by increasing rents on our apartment homes. Although an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases, we do not believe this had a material impact on our results for the year ended December 31, 2025.

Environmental Matters

Various environmental laws govern certain aspects of the ongoing operation of our communities. Such environmental laws include those regulating the existence of asbestos-containing materials in buildings, management of surfaces with lead-based paint (and notices to residents about the lead-based paint), use of active underground petroleum

storage tanks, and waste-management activities. The failure to comply with such requirements could subject us to a government enforcement action and/or claims for damages by a private party.

To date, compliance with federal, state and local environmental protection regulations has not had a material effect on our capital expenditures, earnings or competitive position. We have a property management plan for hazardous materials. As part of the plan, Phase I environmental site investigations and reports have been completed for each property we acquire. In addition, all proposed acquisitions are inspected prior to acquisition. The inspections are conducted by qualified environmental consultants, and we review the issued report prior to the purchase or development of any property. Nevertheless, it is possible that the environmental assessments will not reveal all environmental liabilities, or that some material environmental liabilities exist of which we are unaware. In some cases, we have abandoned otherwise economically attractive acquisitions because the costs of removal or control of hazardous materials have been prohibitive or we have been unwilling to accept the potential risks involved. We do not believe we will be required to engage in any large-scale abatement at any of our properties. We believe that through professional environmental inspections and testing for asbestos, lead paint and other hazardous materials, coupled with a relatively conservative posture toward accepting known environmental risk, we can minimize our exposure to potential liability associated with environmental hazards.

Federal legislation requires owners and landlords of residential housing constructed prior to 1978 to disclose to potential residents or purchasers of the communities any known lead paint hazards and imposes treble damages for failure to provide such notification. In addition, lead based paint in any of the communities may result in lead poisoning in children residing in that community if chips or particles of such lead based paint are ingested, and we may be held liable under state laws for any such injuries caused by ingestion of lead based paint by children living at the communities.

We are unaware of any environmental hazards at any of our properties that individually or in the aggregate may have a material adverse impact on our operations or financial position. We have not been notified by any governmental authority, and we are not otherwise aware, of any material non-compliance, liability, or claim relating to environmental liabilities in connection with any of our properties. We do not believe that the cost of continued compliance with applicable environmental laws and regulations will have a material adverse effect on us or our financial condition or results of operations. Future environmental laws, regulations, or ordinances, however, may require additional remediation of existing conditions that are not currently actionable. Also, if more stringent requirements are imposed on us in the future, the costs of compliance could have a material adverse effect on our results of operations and our financial condition.

Insurance

We carry comprehensive general liability coverage on our communities, with limits of liability we believe to be customary within the multi-family apartment industry to insure against liability claims and related defense costs. We are also insured, with limits of liability we believe to be customary within the multi-family apartment industry, against the risk of direct physical damage on a replacement cost basis, including loss of rental income during the reconstruction period.

Available Information

We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports on the day of filing with the SEC on our website at *www.udr.com*, or by sending an e-mail message to *ir@udr.com.*

Item 1A.   RISK FACTORS

There are many factors that affect the business and the results of operations of the Company, some of which are beyond its control. The following is a description of material factors that may cause the Company's actual results in future periods to differ materially from those currently expected or discussed in forward-looking statements set forth in this Report relating to our financial results, operations and business prospects. Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Report, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law. These risks are not all of the risks we face and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur.

Risks Related to Our Real Estate Investments and Our Operations

Unfavorable Apartment Market and Economic Conditions Could Adversely Affect Occupancy Levels, Rental Revenues and the Value of Our Real Estate Assets. Unfavorable market conditions in the areas in which we operate or unfavorable economic conditions generally, may significantly affect our occupancy levels, our rental rates and collections, the value of our properties and our ability to acquire or dispose of apartment communities on economically favorable terms. Our ability to lease our properties at favorable rates is adversely affected by increases in supply in the multifamily and other rental markets and is dependent upon the overall level in the economy, which is adversely affected by, among other things, job losses and unemployment levels, recession, debt levels, housing markets, stock market volatility, any federal government shutdown and uncertainty about the future. Our major expenses generally do not decline when related rents decline. We would expect that declines in our occupancy levels and rental and other revenues would cause us to have less cash available to pay our indebtedness and to distribute to our stockholders, which could adversely affect our financial condition or the market value of our securities. Factors that have in the past and may in the future affect our occupancy levels, our rental revenues, and/or the value of our properties include the following, among others:

- downturns in global, national, regional and local economic conditions, particularly increases in unemployment, including as a result of tariffs, geopolitical tensions, government shutdowns or otherwise;

- declines in mortgage interest rates, making alternative housing options more affordable;

- government or builder incentives with respect to home ownership, making alternative housing options more attractive;

- local real estate market conditions, including oversupply of, or reduced demand for, apartment homes;

- declines in the financial condition of our tenants, which may make it more difficult for us to collect rents from some tenants;

- changes in market rental rates;

- our ability to renew leases or re-lease space on favorable terms;

- the timing and costs associated with property improvements, repairs or renovations;

- changes in household formation; and

- rent control or stabilization laws, or other laws regulating or impacting rental housing, which could prevent us from raising rents to offset increases in operating costs or otherwise impact us.

The Geographic Concentration of Our Communities in Certain Markets Could Have an Adverse Effect on Our Operations if a Particular Market is Adversely Impacted by Economic or Other Conditions. For the year ended December 31, 2025, approximately 74.5% of our total NOI was generated from communities located in Metropolitan D.C. (15.7%), Boston, MA (11.7%), Orange County, CA (10.9%), the San Francisco Bay Area, CA (8.9%), Dallas, TX (8.0%), New York, NY (7.1%), Seattle, WA (6.5%) and Tampa, FL (5.7%). As a result, if any one or more of these markets is adversely impacted by regional or local economic conditions or real estate market conditions, including new supply, such conditions may have a greater adverse impact on our results of operations than if our portfolio was more geographically diverse. In addition, if one or more of these markets is adversely affected by changes in regional or local regulations, including those related to rent control or stabilization, such regulations may have a greater adverse impact on our results of operations than if our portfolio was more geographically diverse.

We May Be Unable to Renew Leases or Relet Apartment Units as Leases Expire, or the Terms of Renewals or New Leases May Be Less Favorable Than Current Leases. When our residents decide to leave our apartments, whether because their leases are not renewed or they leave prior to their lease expiration date, we may not be able to relet their apartment units. Even if leases are renewed or we can relet the apartment units, the terms of renewal or reletting may be less favorable to us than the expiring lease terms. Furthermore, because the majority of our apartment leases have initial terms of 12 months or less, our rental revenues are impacted by declines in market rents more quickly than if our leases were for longer terms. If we are unable to promptly renew the leases or relet the apartment units, or if the rental rates upon renewal or reletting are lower than expected rates, then our results of operations and financial condition may be, and have in the past been, adversely affected. If residents do not experience increases in their income or if they experience decreases in their income or job losses, we may be unable to increase or maintain rent and/or delinquencies may increase.

We Face Certain Risks Related to Our Retail and Commercial Space. Certain of our properties include retail or commercial space that we lease to third parties. The long-term nature of our retail and commercial leases (generally five to ten years with market-based or fixed-price renewal options) and the characteristics of many of our tenants (small and/or local businesses) may subject us to certain risks. The longer-term leases could result in below market lease rates over time, particularly in an inflationary environment. We may require guarantees and other credit support which may prove to be inadequate or uncollectable, and the failure rate of small and/or local businesses may be higher than average. We may not be able to lease new space for rents that are consistent with our projections or for market rates. Also, when leases for our retail or commercial space terminate either at the end of the lease or because a tenant leaves early, the space may take, and spaces have taken in the past, longer than expected to relet, may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable to us than the prior lease terms, or we may incur additional expenses related to modifications of the spaces in order to satisfy new tenants. Our properties compete with other properties with retail or commercial space. The presence of competitive alternatives may adversely affect our ability to lease space and the level of rents we can obtain. Our retail or commercial tenants may experience financial distress or bankruptcy, or may fail to comply with their contractual obligations, and may seek concessions in order to continue operations or cease their operations, all of which has happened in the past and may occur again in the future, which could adversely impact our results of operations and financial condition.

We Face Risks Related to Inflation/Deflation. Substantial inflationary or deflationary pressures could have a negative effect on rental rates and property operating expenses. The U.S. economy has during certain periods over the last few years experienced periods of high rates of inflation and could again, including due to pressures related to recently announced tariffs, which has in the past increased, and could in the future increase, our operating expenses due to higher third party vendor costs and increased our interest expense due to higher interest rates on our variable rate debt. Although the short-term nature of our apartment leases may, absent other factors, enable us to compensate for inflationary effects by increasing rents on our apartment homes, an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases. The general risk of inflation is that interest on our debt, general and administrative expenses, materials costs, labor costs, and other expenses increase at a rate faster than increases in our rental rates, which could adversely affect our financial condition or results of operations.

We Are Subject to Certain Risks Associated with Selling Apartment Communities, Which Could Limit Our Operational and Financial Flexibility. We periodically dispose of apartment communities that no longer meet our strategic objectives, but adverse market conditions, among other factors, may make it difficult to sell apartment communities we own. We cannot predict whether we will be able to sell any property for the price or on the terms we set, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser or to close the sale of a property. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold or the purchase price may be reduced to cover any cost of correcting defects or making improvements. These conditions may limit our ability to dispose of properties and to change our portfolio in order to meet our strategic objectives, which could in turn adversely affect our financial condition, results of operations or our ability to fund other activities in which we may want to engage such as the purchase of properties, development or redevelopment, or funding the Debt and Preferred Equity Program. We are also subject to the following risks in connection with sales of our apartment communities, among others:

- a significant portion of the proceeds from some property sales may be held by intermediaries in order for such sales to qualify as like-kind exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended, or the "Code," so that any related capital gain can be deferred for federal income tax purposes.

As a result, we may not have immediate access to all of the cash proceeds generated from our property sales; and

- federal tax laws limit our ability to profit on the sale of communities or interests in communities that we have owned for less than two years, and this limitation may prevent us from selling communities when market conditions are favorable or when we may otherwise desire to sell.

Competition Could Limit Our Ability to Lease Apartment Homes or Increase or Maintain Rents. Our apartment communities compete with numerous housing alternatives in attracting residents, including other apartment communities, condominiums and single-family rental homes, as well as owner occupied single- and multi-family homes. Competitive housing in a particular area, including new supply, could adversely affect our ability to lease apartment homes and increase or maintain rents, which could materially and adversely affect our results of operations and financial condition.

We May Not Realize the Anticipated Benefits of Past or Future Acquisitions, and the Failure to Integrate Acquired Communities and New Personnel Successfully Could Create Inefficiencies. We have acquired in the past, and if presented with attractive opportunities we intend to acquire in the future, apartment communities that meet our investment criteria. Our acquisition activities and their success are subject to the following risks, among others:

- we may be unable to obtain financing for acquisitions on favorable terms, or at all, which could cause us to delay or even abandon potential acquisitions;

- if we seek and are able to finance an acquisition with debt, cash flow from the acquisition may be insufficient to meet our required principal and interest payments on the debt used to finance the acquisition;

- even if we enter into an acquisition agreement for an apartment community, we may not complete the acquisition for a variety of reasons after incurring certain acquisition-related costs;

- we may incur significant costs and divert management attention in connection with the evaluation and negotiation of potential acquisitions, including potential acquisitions that we subsequently do not complete;

- when we acquire an apartment community, we may invest additional amounts in it with the intention of increasing profitability, and these additional investments may not produce the anticipated improvements in profitability;

- the expected occupancy rates, rental rates and expenses may differ from actual results; and

- we may be unable to quickly and efficiently integrate acquired apartment communities and new personnel into our existing operations, and the failure to successfully integrate such apartment communities or personnel will result in inefficiencies that could materially and adversely affect our expected return on our investments and our overall profitability.

Competition Could Adversely Affect Our Ability to Acquire Properties. In the past, other real estate investors, including insurance companies, pension and investment funds, developer partnerships, investment companies and other public and private REITs, have competed with us to acquire existing properties and to develop new properties, and such competition in the future may limit attractive investment opportunities, which could adversely affect our ability to grow or acquire properties profitably or with attractive returns.

Development and Construction Risks Could Impact Our Profitability. In the past we have pursued, and we are currently pursuing, the development and construction of apartment communities. We intend to continue to do so in the future as appropriate opportunities arise. We may conduct development activities through wholly-owned affiliated companies or through joint ventures with unaffiliated parties. Our development and construction activities are subject to the following risks, among others:

- if we seek construction financing we may be unable to obtain such financing for development activities on favorable terms, or at all, which could cause us to delay or even abandon potential developments;

- we may experience supply chain constraints, which could result in increased development costs or delay initial occupancy dates for all or a portion of a development community;

- we may be unable to obtain, or face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental or quasi-governmental permits and authorizations, which could result in

increased development costs, delay initial occupancy dates for all or a portion of a development community, and require us to abandon our activities entirely with respect to a project for which we are unable to obtain permits or authorizations;

- costs may be higher or yields may be less than anticipated as a result of delays in completing projects, defaults by our counterparties, higher than expected concessions for lease-up and lower rents than expected, and/or due to increased material, labor or other costs or supply chain disruptions, including as a result of tariffs or changes in immigration laws or their enforcement;

- we may abandon development opportunities that we have already begun to explore, and we may be unable to recover expenses already incurred in connection with exploring such development opportunities;

- we may be unable to complete construction and lease-up of a community on schedule, or we may incur development or construction costs that exceed our original estimates, and we may be unable to charge rents that would compensate for any increase in such costs;

- occupancy rates, rents and concessions at a newly developed community may fluctuate depending on a number of factors, including market and economic conditions, preventing us from meeting our expected return on our investment and our overall profitability goals; and

- when we sell communities or properties that we developed or renovated to third parties, we may be subject to warranty or construction defect claims that are uninsured or exceed the limits of our insurance.

An Epidemic, Pandemic or Other Health Crisis, and Measures Intended to Prevent the Spread of Such an Event, Could Have a Material Adverse Effect on our Business, Results of Operations, Cash Flows and Financial Condition. We face risks related to an epidemic, pandemic or other health crisis, which in the past have impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our business, results of operations, cash flows and financial condition. The impact of an epidemic, pandemic or other health crisis, and measures to prevent the spread of such an event, could materially and adversely affect our business in a number of ways. Our rental revenue and operating results depend significantly on the occupancy levels at our properties and the ability of our residents and retail and commercial tenants to meet their rent obligations to us, which have in the past been, and could in the future be, adversely affected by, among other things, job losses, furloughs, store closures, lower incomes, uncertainty about the future as a result of an epidemic, pandemic or other health crisis and related governmental actions such as eviction moratoriums, shelter-in-place orders, prohibitions or limits on charging certain fees, and limitations on collections and or rent increases. Such government actions have affected, and may again in the future affect, our ability to collect rent or enforce legal or contractual remedies for the failure to pay rent, which has in turn negatively impacted, and may in the future negatively impact, our ability to remove residents or retail and commercial tenants who are not paying rent and our ability to rent their units or other space to new residents or retail and commercial tenants, respectively.

State, local, and federal governments also have increased, and may in the future increase, property taxes or other taxes or fees, or may enact new taxes or fees, in order to increase revenue in connection with an epidemic, pandemic or other health crisis or otherwise, which has in the past increased, and may in the future increase, our expenses. Our development and construction projects, including those in our Debt and Preferred Equity Program, also have been and could in the future be adversely affected by factors related to an epidemic, pandemic or other health crisis. An epidemic, pandemic or other health crisis, or related impacts thereof also could adversely affect the businesses and financial conditions of our counterparties, including our joint venture partners, participants in the Debt and Preferred Equity Program, and general contractors and their subcontractors, and their ability to satisfy their obligations to us and to complete transactions or projects with us as intended.

Bankruptcy or Defaults of Our Counterparties Could Adversely Affect Our Performance. We have relationships with and we execute transactions with or receive services from many counterparties, such as general contractors engaged in connection with our development activities, borrowers, and joint venture partners, among others. As a result, bankruptcies or defaults by these counterparties or their subcontractors have resulted in, and in the future could result in, services not being provided as expected, projects not being completed on time, on budget, or at all, or contractual obligations to us not being satisfied. Further, volatility in the financial markets and economic weakness could affect the counterparties' ability to complete transactions with us as intended. Either circumstance could result in disruptions to our operations that may adversely affect our financial condition and results of operations.

Property Ownership Through Partnerships and Joint Ventures May Limit Our Ability to Act Exclusively in Our Interest. We have in the past and may in the future develop and/or acquire properties through partnerships and joint ventures, including those in which we own a preferred interest or debt, with other persons or entities when we believe circumstances warrant the use of such structures. As of December 31, 2025, we had active unconsolidated joint ventures and partnerships, including our preferred equity investments, with a total equity investment of $886.5 million. We have in the past, and could in the future, become engaged in a dispute with one or more of our partners which could adversely impact us. Moreover, our partners may have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the appropriate timing and terms of any sale or refinancing of a property. In some instances, our partners may have competing interests in our markets that could create conflicts of interest. Also, our partners have in the past failed and may in the future fail to make capital contributions when due and our partners or the project may otherwise not act or perform as expected, or the property may not be operated in the manner in which we would operate it, any of which may require us to contribute additional capital, acquire our partner's interest or other property, or take other actions that may negatively impact the project or our return. In addition, we may be responsible to our partners for indemnifiable losses. In general, we and our partners may each have the right to trigger a buy-sell or other similar arrangement, which arrangement or other factors could cause us to sell our interest, or acquire our partner's interest or other property, at a time when we otherwise would not have initiated such a transaction and may result in the valuation of our interest in the partnership or joint venture (if we are the seller) or of the other partner's interest in the partnership or joint venture (if we are the buyer) at levels which may not be representative of the valuation that would result from an arm's length marketing process and could cause us to recognize unanticipated capital gains or losses or the loss of fee income.

We may also be subject to other risks in connection with partnerships or joint ventures, including (i) a deadlock if we and our partner are unable to agree upon certain major and other decisions (which could result in litigation or disposing of an asset at a time at which we otherwise would not sell the asset), (ii) limitations on our ability to liquidate our position in the partnership or joint venture without the consent of the other partner, and (iii) requirements to provide guarantees in favor of lenders with respect to the indebtedness of the joint venture.

We May Not be Permitted to Dispose of Certain Properties or Pay Down the Indebtedness Associated with Those Properties When We Might Otherwise Desire to Do so Without Incurring Additional Costs. In connection with certain property acquisitions, we have agreed with the sellers that we will not dispose of the acquired properties or reduce the mortgage indebtedness on such properties for significant periods of time unless we pay certain of the resulting tax costs of the sellers or dispose of the property in a transaction in which a gain is not recognized for federal income tax purposes by such sellers, and we may enter into similar agreements in connection with future property acquisitions. These agreements could result in us retaining properties that we would otherwise sell or not paying down or refinancing indebtedness that we would otherwise pay down or refinance. However, subject to certain conditions, we generally retain the right to substitute other property or debt to meet these obligations to the sellers.

We Could Incur Significant Insurance Costs and Some Potential Losses May Not Be Adequately Covered by Insurance Reserves. We have a comprehensive insurance program covering our properties and operating activities with limits of liability, deductibles and self-insured retentions that we believe are comparable to similarly situated companies, including within the multifamily industry. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, certain types of extraordinary losses that may not be adequately covered under our insurance program. In addition, we will sustain losses due to insurance deductibles, self-insured retention, uninsured claims or casualties, or losses in excess of applicable coverage.

If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Material losses in excess of insurance proceeds may occur in the future. If one or more of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Such events could materially and adversely affect our financial condition and results of operations.

The cost of insuring our apartment communities and our operations is a component of expense. Insurance premiums and the terms and conditions of insurance policies are subject to significant fluctuations and changes, including recent increases in premiums, which are generally outside of our control. We insure our properties and our operations with insurance companies that we believe have a good rating and financial profile at the time our policies are put into effect. The financial condition of one or more insurance companies that insure us may be negatively impacted, which could result in their inability to pay on future insurance claims. Their inability to pay future claims may have a negative impact on our financial results. In addition, the failure, or exit or partial exit from an insurance market, of one

or more insurance companies or other changes in insurance markets in general may affect our ability to obtain insurance coverage in the amounts that we seek, or at all, increase the costs to renew or replace our insurance policies, cause us to self-insure a larger portion of the risk, or increase the cost of insuring properties.

Failure to Succeed in New Markets May Limit Our Growth. We have acquired in the past, and we may acquire in the future if opportunities we believe are appropriate arise, apartment communities that are outside of our existing markets. Entering into new markets may expose us to a variety of risks, and we may not be able to operate successfully in new markets. These risks include, among others:

- inability to accurately evaluate local apartment market conditions and local economies;

- inability to hire and retain key personnel;

- lack of familiarity with local governmental and permitting procedures; and

- inability to achieve budgeted financial results.

Failure to Succeed with New Initiatives May Limit Our Ability to Grow NOI. We have in the past developed and may in the future develop initiatives or processes that are intended to drive operating efficiencies and grow NOI, including smart home technologies and self-service options that are accessible to residents through smart devices or otherwise. Such initiatives in the past have involved and in the future may involve our associates having new or different responsibilities and processes. We may incur significant costs and divert resources in connection with such initiatives or processes, and these initiatives or processes may not perform as projected, which could adversely affect our results of operations and the market price of our common stock. We may also invest, directly or indirectly, in technology companies developing technologies that are of interest to us and we may not realize the intended benefits of such investments and may incur losses in connection with such investments.

Potential Liability for Environmental Contamination Could Result in Substantial Costs. Under various federal, state and local environmental laws, as a current or former owner or operator of real estate, we could be required to investigate and remediate the effects of contamination of currently or formerly owned real estate by hazardous or toxic substances, often regardless of our knowledge of or responsibility for the contamination and solely by virtue of our current or former ownership or operation of the real estate. In addition, we could be held liable to a governmental authority or to third parties for property damage and for investigation and clean-up costs incurred in connection with the contamination or we could be required to incur additional costs to change how the property is constructed or operated due to presence of such substances. These costs could be substantial, and in many cases environmental laws create liens in favor of governmental authorities to secure their payment. The presence of such substances or a failure to properly remediate any resulting contamination could materially and adversely affect our ability to borrow against, sell or rent an affected property.

In addition, our properties are subject to various federal, state and local environmental, health and safety laws, including laws governing the management of wastes and underground and aboveground storage tanks. Noncompliance with these environmental, health and safety laws could subject us to liability. Changes in laws could increase the potential costs of compliance with environmental laws, health and safety laws or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise adversely affect our financial condition and results of operations.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM, or other hazardous substances. Environmental, health and safety laws require that ACM and other hazardous substances be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements.

These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or other hazardous substances or releases of ACM or other hazardous substances into the environment.

We cannot assure you that costs or liabilities incurred as a result of environmental or building condition issues will not adversely affect our financial condition and results of operations.

Our Properties May Contain or Develop Harmful Mold or Suffer from Other Indoor Air Quality Issues, Which Could Lead to Liability for Adverse Health Effects or Property Damage or Cost for Remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation, which could adversely affect our results of operations and cash flows. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others for property damage or personal injury.

Compliance or Failure to Comply with the Americans with Disabilities Act of 1990 or Other Safety Regulations and Requirements Could Result in Substantial Costs. The Americans with Disabilities Act of 1990, as amended (the "Americans with Disabilities Act") generally requires that public buildings, including our properties and other public facing functions related to our business, including our website, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. Claims have been asserted, and in the future claims may be asserted, against us with respect to some of our properties or operations under the Americans with Disabilities Act. If, under the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties or otherwise related to our operations, including the removal of access barriers, it could adversely affect our financial condition and results of operations. In addition, if claims arise, we may expend resources and incur costs in investigating and resolving such claims even if we or our property was in compliance with the law.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements and federal, state and local accessibility requirements in addition to those imposed by the Americans with Disabilities Act. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that could adversely affect our financial condition or results of operations.

The Adoption of, or Changes to, Rent Control, Rent Stabilization, Eviction, Tenants' Rights and Similar Laws and Regulations in Our Markets Could Have an Adverse Effect on Our Results of Operations and Property Values. Various state and local governments as well as the federal government have enacted and may continue to enact rent control, rent stabilization, eviction, tenants' rights, allowable fees, and other matters, as well as any lawsuits against us arising from such laws and regulations, may limit our ability to charge market rents, increase rents, evict delinquent tenants or charge fees, or recover increases in our operating expenses, which could have an adverse effect on our results of operations and the value of our properties. These laws, regulations and policies may apply prospectively or retroactively. For example, in 2023, Montgomery County, Maryland enacted rent control that initially impacts a portion of our portfolio in that market. In 2024, the State of New York passed the Good Cause Eviction Law, which established rent limits on certain market-rate apartments. In the City of New York, the new administration is seeking to freeze rent increases for covered properties. Although our properties currently have minimal exposure to the city's allowable annual rent increases, such a freeze, or other measures that seek to increase affordability, would in turn reduce our property values. In 2024, the City of Salinas, California passed a rent stabilization ordinance that impacted all our properties within the city. In 2025, the State of Washington enacted statewide rent control, which initially impacts a portion of our properties within the state. In some cases, the increases in rents allowed by such regulations may not offset increases in expenses, whether such increases in expenses are due to inflation or otherwise. We have seen a recent increase in governments enacting or considering, or being urged to consider, such laws and regulations. Federal, state and local governments or courts also have made, and may make in the future, changes to laws related to allowable fees and rents, eviction and other tenants' rights laws and regulations (including changes that apply retroactively) that could adversely impact our results of operations and the value of our properties. In addition, the increases in regulations applicable to our business in general may increase our costs of compliance and could have an adverse effect on our financial performance.

Compliance with or Changes in Real Estate Tax and Other Laws and Regulations Could Adversely Affect Our Funds from Operations and Our Ability to Make Distributions to Stockholders. We are subject to federal, state and local laws, regulations, rules and ordinances at locations where we operate regarding a wide variety of matters that could affect, directly or indirectly, our operations. Generally, we do not directly pass through costs resulting from compliance

with or changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes to tenants under leases. These costs may adversely affect net operating income and the ability to make distributions to stockholders. Similarly, compliance with or changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions, (ii) laws and regulations regulating housing, such as the Americans with Disabilities Act and the Fair Housing Amendments Act of 1988, or (iii) employment related laws, among others, may result in significant unanticipated expenditures, which could adversely affect our financial condition and results of operations. In addition, changes in federal and state legislation and regulation on climate change may result in increased capital expenditures to improve the energy efficiency of our existing communities and also may require us to spend more on our new development communities without a corresponding increase in revenue. In addition, existing laws could be interpreted in a manner that restricts our ability to use systems that we currently use in our operations and we may face litigation or regulatory risk in connection with such laws. Future compliance with new laws of general applicability, laws applicable to companies in our industry, or laws applicable to public companies generally could increase our costs and could have an adverse effect on our financial performance.

Risk of Litigation. From time to time, we are, and would expect to be in the future, involved in legal proceedings, lawsuits, and other claims with respect to our properties or operations. For example, we have been named as a defendant in a number of cases alleging antitrust violations by RealPage, Inc., a vendor providing revenue management software products, and various owners or managers of multifamily housing, which cases have been consolidated in the United States Court for the Middle District of Tennessee, and cases with similar allegations that have been filed by the District of Columbia, the State of Maryland and the State of Washington. An unfavorable resolution of any litigation may have a material adverse effect on our business, results of operations and financial condition. Further, being involved in litigation, whether the result is favorable or unfavorable, could negatively impact our reputation. Additionally, litigation, whether the result is favorable or unfavorable, has in the past and may in the future result in substantial costs and expenses and could significantly divert the attention of management.

Risk of Damage from Catastrophic Weather and Natural Events. Our communities are located in areas that have experienced, and in the future may experience, catastrophic weather and other natural events from time to time, including mudslides, fires, hurricanes, tornadoes, floods, deep freezes, snow or ice storms, or other severe inclement weather. These adverse weather and natural events could cause damage or losses that may be greater than insured levels. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected community, as well as anticipated future revenue from that community. We would also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. Any such loss could adversely affect our financial condition and results of operations.

Risk of Potential Climate Change. To the extent significant changes in the climate in areas where our communities are located occur, we may experience extreme weather conditions and changes in precipitation and temperature or water levels, all of which could result in physical damage to, and/or a decrease in demand for, our communities located in these areas or communities that are otherwise affected by these changes. Should the impact of such climate changes be material in nature, or occur for lengthy periods of time, our financial condition and results of operations could be adversely affected.

Risk of Earthquake Damage. Some of our communities are located in areas subject to earthquakes, including in the general vicinity of earthquake faults. We cannot assure you that an earthquake would not cause damage or losses greater than insured levels. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected community, as well as anticipated future revenue from that community. We may also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. Any such loss could adversely affect our financial condition and results of operations. Insurance coverage for earthquakes can be costly due to limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in management's view, economically impractical.

Risk of Accidental Death or Injury Due to Fire, Natural Disasters or Other Hazards. The accidental death or injury of persons living in our communities due to fire, natural disasters, other hazards, or acts or omissions of third parties could have an adverse effect on our business and results of operations. Our insurance coverage may not cover all losses associated with such events, and we may experience difficulty marketing communities where any such events have occurred, which could have an adverse effect on our financial condition and results of operations.

Actual or Threatened Terrorist Attacks and Other Acts of Violence, Destruction or War May Have an Adverse Effect on Our Business and Operating Results and Could Decrease the Value of Our Assets. Actual or threatened

terrorist attacks and other acts of violence, destruction or war could have an adverse effect on our business and operating results. Attacks or other similar actions that directly impact one or more of our apartment communities could significantly affect our ability to operate those communities and thereby impair our ability to achieve our expected results. Further, our insurance coverage may not cover all losses caused by a terrorist attack or similar events. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have an adverse effect on our financial condition and results of operations.

Mezzanine Loan or Other Loan Assets Involve Greater Risks of Loss than Senior Loans Secured by Income-Producing Properties. We have originated in the past and may in the future originate mezzanine loans, which take the form of subordinated loans secured by second mortgages on the underlying property, or subordinated loans secured by a pledge of the ownership interests of either the entity owning the property, or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property, or loans that are not secured. We have in the past and may in the future originate mezzanine loans for properties or projects that are under development. Mezzanine loans may involve a higher degree of risk than a senior mortgage secured by real property, because the security for the loan may lose all or substantially all of its value as a result of foreclosure by the senior lender and because it is in second position and there may not be adequate equity in the property. Unsecured loans involve higher risk by virtue of being unsecured. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine or other loan will be satisfied only after the senior debt. As a result, we may not recover some of or all our investment. In addition, mezzanine loans typically have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Further, foreclosing on our security interest may be delayed or otherwise impacted by the existence of the senior loan, the senior lender's decision regarding whether to enforce its remedies, or the timing of the senior lender's foreclosure or enforcement of other remedies with respect to such loan. If there is a default on the senior debt or an inability to refinance the senior debt, we may contribute additional capital or take other actions that we would not otherwise pursue absent such default or failure. In addition, in the event of a default or other changes in the circumstances of an investment, including a change in the value of the applicable property, we may be, and have been in the past, required to change the manner in which the investment is accounted for, including our ability to recognize earnings, or to recognize an allowance for loan loss or a loss on consolidation.

Risk Related to Preferred Equity Investments. We have made in the past and may in the future make preferred equity investments in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of directly or indirectly acquiring, developing and/or managing real property. Generally, we will not have the ability to control the daily operations of the entity, and we will not have the ability to select or remove a majority of the members of the board of directors, managers, general partner or partners or similar governing body of the entity or otherwise control its operations. Although we have sought and would seek to maintain sufficient influence over the entity to achieve our objectives, our partners may have interests that differ from ours and may be in a position to take actions without our consent that are inconsistent with our interests. Further, if our partners were to fail to invest additional capital in the entity when required, which has happened in the past, or otherwise do not perform as expected, we may have to invest additional capital to protect our investment. Our partners have in the past failed, and may in the future fail, to develop or operate the real property, operate the entity, refinance property indebtedness or sell the real property in the manner intended and as a result the entity may not be able to redeem our investment or pay the return expected to us in a timely manner or at all. In addition, we may not be able to dispose of our investment in the entity in a timely manner or at the price at which we would want to divest or at all. Further, the entity may need to refinance third-party debt on terms that are inconsistent with our interests or are terms on which we would not elect to incur debt, or the entity may default on third-party debt. To the extent the entity defaults on third-party debt or is unable to refinance such debt or any portion thereof, we may acquire such debt or otherwise take action, including contributing additional capital, to protect our position that we would not take absent the default or inability to refinance. Such activities have in the past involved and may in the future involve foreclosing on the security interest in the property secured by such debt, seeking a deed-in-lieu of foreclosure or similar remedy or removing our partner, and such activities may involve costs or delays or create other risks, including the risk of claims from our partners. In the event that such an entity fails to meet expectations, defaults on its debt, or becomes insolvent or the investment or the underlying property otherwise does not perform as expected, we may lose all or part of our investment in the entity, be delayed in recovering our investment or the expected returns or directly or indirectly take over the property or the management thereof at a time at which we would not have done so absent the failure to meet expectations or the default. In addition, in the event of a default or other changes in the circumstances of an investment, including a change in the value of the applicable property, we may be, and have been in the past, required to change the manner in which the investment is accounted for, including our ability to recognize earnings, or recognize an impairment or a loss on consolidation.

Risks Related to Ground Leases. We have entered into in the past and may in the future enter into, as either landlord or tenant, a long-term ground lease with respect to a property or a portion thereof. Such ground leases may contain a rent reset provision that requires both parties to agree to a new rent or is based upon factors, for example fair market rent, that are not objective and are not within our control. We may not be able to agree with the counterparty to a revised rental rate, or the revised rental rate may be set by external factors, which could result in a different rental rate than we forecasted. In the past we have had disagreements with respect to revised rental rates and certain of such disagreements have gone to arbitration (for resolution as provided in the applicable lease agreement) and have been resolved in a manner adverse to us. In addition, the other party may not perform as expected under the ground lease or there may be a dispute with the other party to the ground lease. Any of these circumstances could have an adverse effect on our business, financial condition or operating results.

We May Experience a Decline in the Fair Value of Our Assets and Be Forced to Recognize Impairment Charges, Which Could Adversely Impact Our Financial Condition, Liquidity and Results of Operations and the Market Price of Our Common Stock. A decline in the fair value of our assets may require us, and has in the past required us, to recognize an impairment against such assets under generally accepted accounting principles as in effect in the United States ("GAAP") if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we are required to recognize asset impairment charges in the future, these charges could adversely affect our financial condition, liquidity, results of operations and the market price of our common stock.

Any Material Weaknesses Identified in Our Internal Control Over Financial Reporting Could Have an Adverse Effect on the Market Price of Our Common Stock. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, including any failure to implement required new or improved controls as a result of changes to our business or otherwise, or if we experience difficulties in their implementation, our business, results of operations and financial condition could be materially and adversely affected and we could fail to meet our reporting obligations. In addition, if we have one or more material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on the market price of our common stock.

A Breach of Information Technology Systems On Which We Rely Could Materially and Adversely Impact Our Business, Financial Condition, Results of Operations and Reputation. We rely on information technology systems, including the internet and networks and systems and software developed, maintained and controlled by third party vendors and other third parties, to process, transmit and store information and to manage or support our business processes. Third party vendors may collect and hold personally identifiable information and other confidential information of our tenants, prospective tenants and employees. We also maintain such information and financial and business information regarding us and persons and entities with which we do business on our information technology systems. While we take steps, and generally require third party vendors to take steps, to protect the security of the information maintained in our and third party vendors' information technology systems, including associate training and testing and the use of commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing of the information, it is possible that our or our third party vendors' security measures will not be able to prevent human error or the systems' or software's improper functioning, or the loss, misappropriation, disclosure or corruption of personally identifiable information or other confidential or sensitive information, including information about our tenants and employees. Cybersecurity breaches, including physical or electronic break-ins, computer viruses, malware, phishing scams, attacks by hackers, breaches due to employee error or misconduct, and similar breaches, can create system disruptions, shutdowns or unauthorized access to information maintained on our information technology systems or the information technology systems of our third party vendors or other third parties or otherwise cause disruption or negative impacts to occur to our business and adversely affect our financial condition and results of operations. While we maintain cyber risk insurance to provide some coverage for certain risks arising out of cybersecurity breaches, there is no assurance that such insurance would cover all or a significant portion of the costs or consequences associated with a cybersecurity breach or other occurrence or that such insurance will continue to be available at rates that we consider reasonable or at all. We have in the past experienced cybersecurity breaches on our information technology systems or relating to software or third party vendor systems that we utilize, and, while none to

date have been material to us, we expect such breaches may occur in the future. As the techniques used to obtain unauthorized access to information technology systems become more varied and sophisticated and the occurrence of such breaches becomes more frequent, we and our third party vendors and other third parties may be unable to adequately anticipate these techniques or breaches or implement appropriate preventative measures. Any failure to prevent cybersecurity breaches and maintain the proper function, security and availability of our or our third party vendors' and other third parties' information technology systems could interrupt our operations, damage our reputation and brand, damage our competitive position, make it difficult for us to attract and retain residents or other tenants, and subject us to liability claims or regulatory penalties that could adversely affect our business, financial condition and results of operations.

Our Business and Operations Would Suffer in the Event of Information Technology System Failures. Despite system redundancy and the existence of disaster recovery plans for our information technology systems, our information technology systems and the information technology systems maintained by our third party vendors are vulnerable to damage arising from any number of sources beyond our or our third party vendors' control, including energy blackouts, natural disasters, terrorism, war, and telecommunication failures. Any failure to maintain proper function and availability of our or third parties' information technology systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could adversely affect our business, financial condition and results of operations.

A Failure to Keep Pace with Developments in Technology Could Impair our Operations or Competitive Position. Our business continues and will continue to demand the use of sophisticated systems, software and technology, including artificial intelligence. These systems, software and technologies must be refined, updated and replaced on a regular basis in order for us to meet our business requirements, our residents' demands and expectations, and regulatory requirements. If we are unable to do so on a timely basis or at a reasonable cost, or fail to do so, our business could suffer. Also, we may not achieve the benefits that we anticipate from any new system, software or technology, and a failure to do so could result in higher than anticipated costs or could adversely affect our results of operations.

Social Media Presents Risks. The use of social media could cause us to suffer brand damage or unintended information disclosure. Negative posts or communications about us on a social networking website could damage our reputation. Further, employees or others may disclose non-public information regarding us or our business or otherwise make negative comments regarding us on social networking or other websites, which could adversely affect our business and results of operations. As social media evolves, we will be presented with new risks and challenges.

Our Success Depends on Our Senior Management. Our success depends upon the retention of our senior management, whose continued service is not guaranteed. We may not be able to find qualified replacements for the individuals who make up our senior management if their services should no longer be available to us. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. Accounting Standards May Materially and Adversely Affect Our Reported Results of Operations. Accounting for public companies in the United States is in accordance with GAAP, which is established by the Financial Accounting Standards Board (the "FASB"), an independent body whose standards are recognized by the SEC as authoritative for publicly held companies. Uncertainties posed by various initiatives of accounting standard-setting by the FASB and the SEC, which create and interpret applicable accounting standards for U.S. companies, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of our financial statements. These changes could have a material impact on our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in potentially material restatements of prior period financial statements.

Third-Party Expectations Relating to Environmental, Social and Governance Factors May Impose Additional Costs and Expose Us to New Risks. There is a focus from certain investors, tenants, employees, and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. In addition, there has been increased focus on such matters by various regulatory authorities, including the SEC and the state of California and other states or jurisdictions, and the activities and expense required to comply with new laws, regulations or standards may be significant. In addition, the standards or expectations of various stakeholders or regulators may differ from each other and it may not be possible to comply with all of such standards or expectations. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards.

In addition, the criteria by which companies' corporate responsibility practices are assessed and the regulations applicable thereto are evolving, which could result in greater expectations of us and cause us to undertake costly initiatives or activities to satisfy such new criteria or regulations. Further, if we elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider or investor, some investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest in our competitors instead. In addition, we have communicated certain initiatives and goals regarding environmental, social and governance matters, and we may in the future communicate revised or additional initiatives or goals. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. In addition, certain locations have enacted, and others may in the future enact, sustainability regulations pertaining to buildings, including existing buildings. If we fail to satisfy the expectations of investors, tenants and other stakeholders, our initiatives are not executed as planned, we are unable to comply with regulations or we do not satisfy our goals, our reputation and financial results could be adversely affected.

Risks Related to Our Indebtedness and Financings

Changing Interest Rates Could Increase Interest Costs and Adversely Affect Our Cash Flows and the Market Price of Our Common Stock. We currently have, and expect to incur in the future, interest-bearing debt, including unsecured commercial paper, at rates that vary with market interest rates. As of December 31, 2025, we had approximately $673.4 million of variable rate indebtedness outstanding, which constitutes approximately 11.5% of total outstanding indebtedness as of such date, and we have from time to time experienced increases in the interest rates on such indebtedness, which has increased our interest expense and adversely impacted our results of operations and cash flows. In addition, as a result of higher interest rates, the costs of hedging transactions have increased significantly and may continue to increase. Continued increases in interest rates would further increase our interest expenses and increase the costs of refinancing existing indebtedness and of issuing new debt, including unsecured commercial paper. The effect of any prolonged interest rate increases could negatively impact our ability to service our indebtedness, make distributions to security holders, make acquisitions and develop properties.

Insufficient Cash Flow Could Affect Our Debt Financing and Create Refinancing Risk. We are subject to the risks normally associated with debt financing, including the risk that our operating income and cash flow could be insufficient to make required payments of principal and interest, could restrict or limit our ability to incur additional debt, or could restrict our borrowing capacity under our line of credit due to debt covenant restraints. Sufficient cash flow may not be available to make all required debt payments and satisfy our distribution requirements to maintain our status as a REIT for federal income tax purposes. In addition, the amounts under our line of credit may not be available to us and we may not be able to access the commercial paper market if our operating performance falls outside the constraints of our debt covenants. We are also likely to need to refinance substantially all of our outstanding debt as it matures. We may not be able to refinance existing debt, or the terms of any refinancing may not be as favorable as the terms of the existing debt, which could create pressure to sell assets or to issue additional equity when we would otherwise not choose to do so. In addition, our failure to comply with our debt covenants could result in a requirement to repay our indebtedness prior to its maturity, which could have a material adverse effect on our financial condition and cash flow, increase our financing costs and impact our ability to make distributions to our stockholders.

Failure to Generate Sufficient Income Could Impair Debt Service Payments and Distributions to Stockholders. If our apartment communities do not generate sufficient revenue to meet rental expenses, our ability to make required payments of interest and principal on our debt and to pay dividends or distributions to our stockholders will be adversely affected. The following factors, among others, may affect the income generated by our apartment communities:

- the national and local economies;

- local real estate market conditions, such as an oversupply or increasing supply of apartment homes;

- tenants' or prospective tenants' perceptions of the safety, convenience, and attractiveness of our communities and the neighborhoods where they are located;

- our ability to provide adequate management, maintenance and insurance;

- rental expenses, including real estate taxes and utilities;

- competition from other apartment communities or alternative housing options;

- changes in interest rates and the availability of financing;

- changes in governmental regulations and the related costs of compliance; and

- changes in tax and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing.

Expenses associated with our investment in an apartment community, such as debt service, real estate taxes, insurance, labor costs and maintenance costs, are generally not reduced when circumstances cause a reduction in revenue from that community. If a community is mortgaged to secure payment of debt and we are unable to make the mortgage payments, we could sustain a loss as a result of foreclosure on the community or the exercise of other remedies by the mortgage holder.

Our Debt Level May Be Increased. Our ability to incur debt is limited by covenants in our bank and other credit agreements. We manage our debt to be in compliance with these debt covenants, but subject to compliance with these covenants, we may increase the amount of our debt at any time without a concurrent improvement in our ability to service the additional debt.

Financing May Not Be Available and Could Be Dilutive. Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit, construction loans and other forms of secured debt, commercial paper and other forms of unsecured debt, and equity financing, including common and preferred equity. We and other companies in the real estate industry have experienced limited availability of financing from time to time, including due to disruptions and uncertainty in the equity and credit markets and regulatory changes directly or indirectly affecting financing markets, for example the changes in terms on construction loans brought about by the Basel III capital requirements and the associated "High Volatility Commercial Real Estate" designation, which has adversely impacted the availability of loans, including construction loans, and the proceeds of and the interest rates thereon. Restricted lending practices could impact our ability to obtain financing or refinancing for our properties. If we issue additional equity securities, including under our ATM program, instead of incurring debt, the interests of our existing stockholders could be diluted.

Failure To Maintain Our Current Credit Ratings Could Adversely Affect Our Cost of Funds, Related Margins, Liquidity, and Access to Capital Markets. Moody's and Standard & Poor's routinely evaluate our debt and have given us ratings on our senior unsecured debt, commercial paper program and preferred stock. These ratings are based on a number of factors, which include their assessment of our financial strength, liquidity, capital structure, asset quality, and sustainability of cash flows and earnings. Due to changes in these factors and market conditions, we may not be able to maintain our current credit ratings, which could adversely affect our cost of funds and related margins, liquidity, and access to capital markets, including our ability to access the commercial paper market.

Disruptions in Financial Markets May Adversely Impact the Availability and Cost of Credit and Have Other Adverse Effects on Us and the Market Price of Our Common Stock. Our ability to make scheduled payments on, or to refinance, our debt obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control. The global equity and credit markets have experienced in the past, and may experience in the future, periods of extraordinary turmoil and volatility. These circumstances may materially and adversely impact liquidity in the financial markets at times, making terms for certain financings less attractive or in some cases unavailable. Disruptions and uncertainty in the equity and credit markets, including as a result of bank failures and uncertainty in the banking sector generally, may negatively impact our ability to refinance existing indebtedness and access additional financing for acquisitions, development of our properties and other purposes at reasonable terms or at all, which may negatively affect our business and the market price of our common stock. We also rely on the financial institutions that are parties to our revolving credit facility and other credit facilities. If these institutions become capital constrained, tighten their lending standards or become insolvent or if they experience excessive volumes of borrowing requests from other borrowers within a short period of time, they may be unable or unwilling to honor their funding commitments to us, which would adversely affect our ability to draw on our revolving credit facility. If we are not successful in refinancing our existing indebtedness when it becomes due, we may be forced to dispose of properties on disadvantageous terms, which might adversely affect our ability to service other debt and to meet our other obligations. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. These events also may make it more difficult or costly for us to raise capital through the issuance of our common or preferred stock.

A Change in U.S. Government Policy or Support Regarding Fannie Mae or Freddie Mac Could Have a Material Adverse Impact on Our Business. While in recent years we have decreased our borrowings from Fannie Mae and Freddie Mac, Fannie Mae and Freddie Mac are a major source of financing to participants in the multifamily housing markets including potential purchasers of our properties. Potential options for the future of agency mortgage financing in the U.S. have been, and may in the future be, suggested that could involve a reduction in the amount of financing Fannie Mae and Freddie Mac are able to provide, limitations on the loans that the agencies may make, which may not include loans secured by properties like our properties, or the phase out of Fannie Mae and Freddie Mac. Should Fannie Mae and Freddie Mac discontinue providing liquidity to our sector, have their mandates changed or reduced or be disbanded or reorganized by the government, or if there is reduced government support for multifamily housing generally, it may adversely affect interest rates, capital availability, development of multifamily communities and the value of multifamily residential real estate and, as a result, may adversely affect our business and results of operations.

The Soundness of Financial Institutions Could Adversely Affect Us. We have relationships with many financial institutions, including lenders under our credit facilities, and, from time to time, we execute transactions with counterparties in the financial services industry. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, could result in losses or defaults by these institutions or counterparties or could lead to market-wide liquidity problems. Disruptions and uncertainty with respect to financial institutions, including as a result of bank failures and liquidity concerns, may negatively impact our ability to refinance existing indebtedness and access additional financing for acquisitions, development of our properties and other purposes at reasonable terms or at all, which may negatively affect our business and the market price of our common stock. In addition, in the event that the volatility of the financial markets adversely affects our financial institutions or other counterparties, we or other parties to the transactions with us may be unable to complete transactions as intended, which could adversely affect our results of operations.

Interest Rate Hedging Contracts May Be Ineffective and May Result in Material Charges. From time to time when we anticipate issuing debt securities, we may seek to limit our exposure to fluctuations in interest rates during the period prior to the pricing of the securities by entering into interest rate hedging contracts. We may do this to increase the predictability of our financing costs. Also, from time to time we may rely on interest rate hedging contracts to limit our exposure under variable rate debt to unfavorable changes in market interest rates. If the terms of new debt securities are not within the parameters of, or market interest rates fall below that which we incur under a particular interest rate hedging contract, the contract is ineffective. Furthermore, the settlement of interest rate hedging contracts has involved and may in the future involve material charges. In addition, our use of interest rate hedging arrangements may expose us to additional risks, including a risk that a counterparty to a hedging arrangement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Termination of these hedging agreements typically involves costs, such as transaction fees or breakage costs.

Risks Related to Tax Laws

We Would Incur Adverse Tax Consequences if We Failed to Qualify as a REIT. We have elected to be taxed as a REIT under the Code. Our qualification as a REIT requires us to satisfy numerous requirements, some on an annual and quarterly basis, established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. We intend that our current organization and method of operation will enable us to continue to qualify as a REIT, but we may not so qualify or we may not be able to remain so qualified in the future. In addition, U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. Future legislation, new regulations, administrative interpretations or court decisions could adversely affect our ability to qualify as a REIT or adversely affect our stockholders.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates, and would not be allowed to deduct dividends paid to our stockholders in computing our taxable income. Also, unless the Internal Revenue Service granted us relief under certain statutory provisions, we could not re-elect REIT status until the fifth calendar year after the year in which we first failed to qualify as a REIT. The additional tax liability from the failure to qualify as a REIT would reduce or eliminate the amount of cash available for investment or distribution to our stockholders. This would likely have a significant adverse effect on the value of our securities and our ability to raise additional capital. In addition, we would no longer be required to make distributions to

our stockholders. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

Certain of our subsidiaries have also elected to be taxed as REITs under the Code, and are therefore subject to the same risks in the event that any such subsidiary fails to qualify as a REIT in any taxable year.

Dividends Paid by REITs Generally Do Not Qualify for Reduced Tax Rates. In general, qualified dividends paid to individual U.S. stockholders are eligible for a reduced 20% U.S. federal income tax rate. However, unlike dividends received from a corporation that is not a REIT, our regular dividends (i.e., dividends other than capital gain dividends) paid to individual U.S. stockholders generally are not eligible for the reduced rates on qualified dividends and are instead taxed at ordinary income rates. However, individual U.S. stockholders generally may deduct 20% of our regular dividends under Section 199A of the Code, reducing the effective tax rate applicable to such dividends.

We Conduct a Portion of Our Business Through Taxable REIT Subsidiaries, Which Are Subject to Certain Tax Risks. We have established or invested in and conduct a portion of our business through taxable REIT subsidiaries. Despite our qualification as a REIT, taxable REIT subsidiaries must pay income tax on their taxable income. In addition, we must comply with various tests to continue to qualify as a REIT for federal income tax purposes, and our income from and investments in taxable REIT subsidiaries generally do not constitute permissible income and investments for certain of these tests. While we will attempt to ensure that our dealings with taxable REIT subsidiaries will not adversely affect our REIT qualification, we cannot provide assurance that we will successfully achieve that result. Furthermore, we may be subject to a 100% penalty tax or taxable REIT subsidiaries may be denied deductions, to the extent our dealings with taxable REIT subsidiaries are not deemed to be arm's length in nature or are otherwise not respected.

REIT Distribution Requirements Limit Our Available Cash. As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we retain for other business purposes, including amounts to fund our growth. We generally must distribute annually at least 90% of our net REIT taxable income, excluding any net capital gain, in order for our distributed earnings not to be subject to corporate income tax. We intend to make distributions to our stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash and/or nondeductible expenditures, could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code. To the extent we distribute at least 90%, but less than 100%, of our net REIT taxable income we will be subject to tax at regular corporate tax rates on the retained portion.

Certain Property Transfers May Generate Prohibited Transaction Income, Resulting in a Penalty Tax on Gain Attributable to the Transaction. From time to time, we may transfer or otherwise dispose of some of our properties. Under the Code, any gain resulting from transfers of properties that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated as income from a prohibited transaction and subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by us are prohibited transactions. If the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT for federal income tax purposes.

Changes to the U.S. Federal Income Tax Laws, including the Enactment of Certain Tax Reform Measures, Could Have an Adverse Impact on Our Business and Financial Results. In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, and it is possible that additional legislation may be enacted in the future. There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are regularly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when or to what extent any new U.S. federal income tax laws, regulations, interpretations or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to

consult their tax advisors regarding the effect of potential future changes to the U.S. federal income tax laws on an investment in our shares.

We May Be Adversely Affected by Changes in State and Local Tax Laws and May Become Subject to Tax Audits from Time to Time. Because we are organized and qualify as a REIT, we are generally not subject to federal income tax, but we are subject to certain state and local tax. From time to time, changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and local jurisdictions in which we own apartment communities may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional state and local taxes. These increased tax costs could adversely affect our financial condition and the amount of cash available for the payment of distributions to our stockholders. In the normal course of business, we or our affiliates (including entities through which we own real estate) may also become subject to federal, state or local tax audits. If we (or such entities) become subject to federal, state or local tax audits, the ultimate result of such audits could have an adverse effect on our financial condition and results of operations.

The Operating Partnership and the DownREIT Partnership Intend to Qualify as Partnerships, but Cannot Guarantee That They Will Qualify. The Operating Partnership and the DownREIT Partnership intend to qualify as partnerships for federal income tax purposes, and we intend to take that position for all income tax reporting purposes. If classified as partnerships, the Operating Partnership and the DownREIT Partnership generally will not be taxable entities and will not incur federal income tax liability. However, the Operating Partnership and the DownREIT Partnership would be treated as corporations for federal income tax purposes if they were "publicly traded partnerships," unless at least 90% of their income was qualifying income as defined in the Code. A "publicly traded partnership" is a partnership whose partnership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although neither the Operating Partnership's nor the DownREIT Partnership's partnership units are traded on an established securities market, because of the redemption rights of their limited partners, the Operating Partnership's and DownREIT Partnership's units held by limited partners could be viewed as readily tradable on a secondary market (or the substantial equivalent thereof), and the Operating Partnership and the DownREIT Partnership may not qualify for one of the "safe harbors" under the applicable tax regulations. Qualifying income for the 90% test generally includes passive income, such as real property rents, dividends and interest. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most respects. The Operating Partnership and the DownREIT Partnership may not meet this qualifying income test. If either the Operating Partnership or the DownREIT Partnership were to be taxed as a corporation, unless it qualified for relief under certain statutory savings provisions, such partnership would incur substantial tax liabilities, and we would then fail to qualify as a REIT for tax purposes and our ability to raise additional capital would be impaired. In addition, even if the 90% test were met if the Operating Partnership or the DownREIT Partnership were a publicly traded partnership, there could be adverse tax impacts for certain limited partners.

Qualifying as a REIT Involves Highly Technical and Complex Provisions of the Code. Our qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the REIT income and asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals, and upon our ability to successfully manage the composition of our income and assets on an ongoing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for federal income tax purposes.

Risks Related to Our Organization and Ownership of Our Stock

Changes in Market Conditions and Volatility of Stock Prices Could Adversely Affect the Market Price of Our Common Stock. The stock markets, including the New York Stock Exchange ("NYSE"), on which we list our common stock, have experienced significant price and volume fluctuations. As a result, the market price of our common stock has been, and in the future could be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. In addition to the risks

listed in this "Risk Factors" section, a number of factors could negatively affect the price per share of our common stock, including:

- general market and economic conditions;

- actual or anticipated variations in our quarterly operating results or dividends or our payment of dividends in shares of our stock;

- changes in our funds from operations or earnings estimates;

- difficulties or inability to access capital or extend or refinance existing debt;

- decreasing (or uncertainty in) real estate valuations;

- changes in market valuations of similar companies;

- publication of research reports about us or the real estate industry;

- the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate companies);

- general stock and bond market conditions, including changes in interest rates on fixed income securities, that may lead prospective purchasers of our common stock to demand a higher annual yield from future dividends;

- a change in analyst ratings;

- additions or departures of key management personnel;

- adverse market reaction to any additional debt we incur in the future;

- speculation in the press or investment community;

- terrorist activity, geopolitical events or armed conflicts (including the ongoing war between Russia and Ukraine), which may adversely affect the markets in which our securities trade, possibly increasing market volatility and causing the further erosion of business and consumer confidence and spending;

- failure to qualify as a REIT;

- strategic decisions by us or by our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

- failure to satisfy listing requirements of the NYSE;

- governmental regulatory action and changes in tax laws; and

- the issuance of additional shares of our common stock, or the perception that such sales might occur, including under an at-the-market equity distribution program.

Many of the factors listed above are beyond our control. These factors may cause the market price of shares of our common stock to decline, regardless of our financial condition, results of operations, business or prospects.

We May Change the Dividend Policy for Our Common Stock in the Future. The decision to declare and pay dividends on our common stock, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our board of directors considers relevant. Any change in our dividend policy could have an adverse effect on the market price of our common stock.

Maryland Law May Limit the Ability of a Third Party to Acquire Control of Us, Which May Not be in Our Stockholders' Best Interests. Maryland business statutes may limit the ability of a third party to acquire control of us. As a Maryland corporation, we are subject to various Maryland laws which may have the effect of discouraging offers to acquire our Company and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests. The Maryland General Corporation Law restricts mergers and other business combination transactions between us and any person who acquires beneficial ownership of shares of our stock

representing 10% or more of the voting power without our board of directors' prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66 2/3% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. Maryland law also provides generally that a person who acquires shares of our equity stock that represents 10% (and certain higher levels) of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote.

Limitations on Share Ownership and Limitations on the Ability of Our Stockholders to Effect a Change in Control of Our Company Restrict the Transferability of Our Stock and May Prevent Takeovers That are Beneficial to Our Stockholders. One of the requirements for maintenance of our qualification as a REIT for U.S. federal income tax purposes is that no more than 50% in value of our outstanding capital stock may be owned by five or fewer individuals, including entities specified in the Code, during the last half of any taxable year. Our charter contains ownership and transfer restrictions relating to our stock primarily to assist us in complying with this and other REIT ownership requirements; however, the restrictions may have the effect of preventing a change of control which does not threaten our REIT status. These restrictions include a provision that generally limits ownership by any person of more than 9.9% of the value of our outstanding equity stock, unless our board of directors exempts the person from such ownership limitation, provided that any such exemption shall not allow the person to exceed 13% of the value of our outstanding equity stock. Absent such an exemption from our board of directors, the transfer of our stock to any person in excess of the applicable ownership limit, or any transfer of shares of such stock in violation of the ownership requirements of the Code for REITs, will be considered null and void, and the intended transferee of such stock will acquire no rights in such shares. These provisions of our charter may have the effect of delaying, deferring or preventing someone from taking control of us, even though a change of control might involve a premium price for our stockholders or might otherwise be in our stockholders' best interests.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. Cybersecurity

Given the prevalence of cybersecurity threats, cybersecurity represents a critical component of the Company's overall approach to risk management. The Company's cybersecurity policies, standards and practices are integrated into the Company's enterprise risk management ("ERM") approach, and cybersecurity risks are among the core enterprise risks that are subject to oversight by the Company's Board of Directors (the "Board"). The Company's cybersecurity policies, standards and practices are derived from recognized frameworks established by the National Institute of Standards and Technology ("NIST") and other applicable industry standards. In 2025, the Company was audited against a set of critical in scope systems using the NIST Cybersecurity Framework with no findings identified. The Company plans to continue to obtain a NIST compliance audit on an annual basis. Many members of the Company's cybersecurity team are certified by and have received training from the International Information Security Consortium ("IISC"). The Company generally approaches cybersecurity threats through a cross-functional, multilayered approach, with specific the goals of: (i) identifying, attempting to prevent and mitigating cybersecurity threats to the Company; (ii) preserving the confidentiality, security and availability of the information that we collect and store to use in our business; (iii) protecting the Company's intellectual property; (iv) protecting personally identifiable data and maintaining the confidence of our customers, clients and business partners; and (v) providing appropriate public disclosure of cybersecurity risks and incidents when required.

Risk Management and Strategy

Consistent with overall ERM policies and practices, the Company's cybersecurity program focuses on the following areas:

- **Vigilance:** The Company operates cybersecurity threat functions 24/7 with the specific goal of identifying, attempting to prevent and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

- **Systems Safeguards:** The Company deploys systems safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

- **Collaboration:** The Company utilizes collaboration mechanisms established with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.

- **Third-Party Risk Management:** The Company maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. Third-party vendors are assessed against a standardized vendor risk assessment process before being engaged and the Company requests vendors to annually recertify that their security controls comply with established industry standards and applicable legal requirements.

- **Insider Threat Management:** In order to try to mitigate cybersecurity threats to our systems, the Company attempts to provide associates with the minimum access to our systems required in order for a given associate to perform his or her assigned duties. We also perform reviews of access to both our administrative and financial systems as part of our annual compliance procedures, and, when duties and resources allow, rotate job responsibilities.

- **Training:** Upon employment and at least annually thereafter the Company provides mandatory training for our associates regarding cybersecurity threats, which reinforces the Company's information security policies, standards and practices, and such training is scaled to reflect the roles, responsibilities, and information systems access of such personnel. The Company's cybersecurity team performs regular phishing tests for associates and provides remedial training for associates who fail such tests. In addition, members of our cybersecurity team received specialized cybersecurity training.

- **Incident Response and Recovery Planning:** The Company has established and maintains incident response and recovery plans that address the Company's response to a cybersecurity incident and the recovery from a cybersecurity incident, and such plans are assessed and evaluated on a regular basis. All meaningful cybersecurity incidents are reported to the Company's legal department by our cybersecurity team.

- **Governance, Communication, Coordination and Disclosure:** The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company's technology, operations, legal, risk management, internal audit and other key business functions, third-party vendors and consultants, as well as the members of the Board and the Audit and Risk Management Committee of the Board (the "Audit Committee") in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents when appropriate so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner. Our Senior Vice President – Chief Technology Officer reports on our cybersecurity posture to the Audit Committee quarterly and the Board is updated at least annually.

A key part of the Company's strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of the Company's processes and practices through auditing, assessments, tabletop exercises, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company engages third parties, including legal counsel, to perform assessments on our cybersecurity measures, including information security maturity assessments, penetration testing inclusive of our resident facing apps and devices, audits and independent reviews of our information security control environment and operating effectiveness. The material results of such assessments, audits and reviews are reported to the Audit Committee and the Board, and the Company adapts its cybersecurity policies, standards, processes, and practices as necessary based on the information provided by the assessments, audits, and reviews. In addition, in 2025, 2024 and 2023, outside legal counsel conducted an exercise regarding preparation for cyber events attended by our Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Legal Officer and other members of senior management.

Governance

The Board, in coordination with the Audit Committee, oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board and the Audit Committee each receive presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, new tools and vendors being used by the Company related to cybersecurity, technological trends and information security considerations arising with respect to the Company's peers and third parties. The Board and the Audit Committee also receive information regarding any cybersecurity incident when appropriate, as well as ongoing updates regarding such incident until it has been addressed. At least once each year the Board and the Audit Committee at least quarterly discuss the Company's approach to cybersecurity risk management with the Company's Chief Technology Officer.

The Company's Chief Technology Officer is the member of the Company's management that is principally responsible for overseeing the Company's cybersecurity risk management program, in partnership with other business leaders across the Company. The Chief Technology Officer and our Vice President, Information Security work in coordination with the other members of the Information Security Management System Committee ("ISMS"), which includes department heads and IT personnel. The Chief Technology Officer also provides monthly reports regarding information technology including cybersecurity to our senior management including our Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President – Chief Accounting Officer, Senior Vice President – Investments, and Senior Vice President – Chief Legal Officer. The Company's Chief Technology Officer has served in various roles in information technology and information security for over 24 years. The Chief Technology Officer holds an undergraduate degree in computer science and a master's degree in business administration. The Company's Vice President, Information Security holds an undergraduate degree in computer science and management science, has attained a professional certification of Certified Information Systems Security Professional (CISSP) from the IISC and has served in various roles in information technology and information security for over 15 years. In addition, our Vice President, Information Security is a member of InfraGard.

The Company's Chief Technology Officer and Vice President, Information Security, in coordination with the ISMS, work collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, our IT security team and, when necessary, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company's incident response and recovery plans. Through the ongoing communications from these teams, the Chief Technology Officer and the Vice President, Information Security monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents, and report such incidents to the ISMS and other members of management and the Audit Committee or the Board when appropriate.

To date, the Company has not been materially affected by a cybersecurity incident or cybersecurity threat and no incident has occurred that is reasonably likely to affect the Company, including its business strategy, results of operations, or financial condition.

Item 2. PROPERTIES

At December 31, 2025, our consolidated apartment portfolio included 165 communities located in 21 markets, with a total of 55,240 completed apartment homes.

The table below set forth a summary of real estate portfolio by geographic market of the Company at December 31, 2025.

SUMMARY OF REAL ESTATE PORTFOLIO BY GEOGRAPHIC MARKET AT DECEMBER 31, 2025

	Number of Apartment Communities	Number of Apartment Homes	Percentage of Total Carrying Value	Total Carrying Value (in thousands)	Encumbrances (in thousands)	Cost per Home	Average Physical Occupancy	Average Home Size (in square feet)
WEST REGION								
Orange County, CA	8	4,305	8.6 %	$ 1,423,481	$ —	$ 330,658	96.9 %	856
San Francisco, CA	14	3,317	7.5 %	1,240,460	27,000	373,970	97.4 %	829
Seattle, WA	14	2,702	6.9 %	1,142,896	—	422,981	96.9 %	856
Los Angeles, CA	4	1,225	3.0 %	495,389	—	404,399	96.5 %	967
Monterey Peninsula, CA	7	1,567	1.3 %	208,609	—	133,126	96.5 %	728
Other Southern California	3	821	1.4 %	230,659	—	280,949	96.7 %	1,012
Portland, OR	1	220	0.2 %	27,016	—	122,800	96.8 %	1,054
NORTHEAST REGION								
Boston, MA	12	4,667	12.1 %	1,996,655	227,698	427,824	96.7 %	994
New York, NY	4	1,945	8.6 %	1,409,922	—	724,896	97.9 %	744
Philadelphia, PA	5	1,650	3.8 %	625,043	—	378,814	95.9 %	674
MID-ATLANTIC REGION								
Metropolitan D.C.	25	9,525	17.4 %	2,853,871	160,930	299,619	96.9 %	879
Baltimore, MD	7	2,219	3.5 %	583,010	57,913	262,735	96.9 %	964
Richmond, VA	2	841	0.6 %	90,839	—	108,013	96.4 %	956
SOUTHEAST REGION								
Tampa, FL	12	4,207	5.1 %	846,272	—	201,158	96.4 %	977
Orlando, FL	10	3,293	3.4 %	568,799	—	172,730	96.6 %	982
Nashville, TN	8	2,261	1.7 %	280,224	—	123,938	96.3 %	933
Other Florida	1	636	0.6 %	99,389	—	156,272	96.4 %	1,130
SOUTHWEST REGION								
Dallas, TX	20	7,449	8.4 %	1,378,030	425,028	184,995	97.1 %	858
Austin, TX	6	1,880	2.0 %	329,246	65,906	175,131	97.2 %	891
Denver, CO	2	510	1.5 %	252,664	—	495,420	95.7 %	861
Total Operating Communities	165	55,240	97.6 %	16,082,474	964,475	$ 291,138	96.8 %	893
Real Estate Under Development (a)	—	—	0.4 %	72,885	—			
Land	—	—	1.4 %	237,550	—			
Other	—	—	0.6 %	94,976	(3,295)			
Total Real Estate Owned	165	55,240	100.0 %	$ 16,487,885	$ 961,180			

Item 3. LEGAL PROCEEDINGS

The Company is a party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of any such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position or results of operations. As described in more detail in Note 15, *Commitments and Contingencies*, to the consolidated financial statements included in this report, we are currently a defendant, among other companies, in lawsuits related to our use of products licensed by RealPage, Inc.

Item 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Capital Stock

Common Stock

UDR, Inc.'s common stock has been listed on the New York Stock Exchange ("NYSE") under the symbol "UDR" since May 7, 1990.

On February 11, 2026, there were 2,400 holders of record of the 328,571,965 outstanding shares of our common stock.

We have determined that, for federal income tax purposes, approximately 83% of the distributions for 2025 represented ordinary income, 10% represented long-term capital gain and 7% represented unrecaptured section 1250 gain.

UDR pays regular quarterly distributions to holders of its common stock. Future distributions will be at the discretion of our Board of Directors and will depend on our actual funds from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, and other factors.

Series E Preferred Stock

The Series E Cumulative Convertible Preferred Stock ("Series E") has no stated par value and a liquidation preference of $16.61 per share. Subject to certain adjustments and conditions, each share of the Series E is convertible at any time at the holder's option into 1.083 shares of our common stock. The holders of the Series E are entitled to vote on an as-converted basis as a single class in combination with the holders of common stock at any meeting of our stockholders for the election of directors or for any other purpose on which the holders of common stock are entitled to vote. The Series E has no stated maturity and is not subject to any sinking fund or any mandatory redemption. In connection with a special dividend (declared on November 5, 2008), the Company reserved for issuance upon conversion of the Series E additional shares of common stock to reflect the number of shares a holder of the Series E would have received if the holder had converted the Series E immediately prior to the record date for this special dividend.

Distributions declared on the Series E for the years ended December 31, 2025 and 2024 were $1.86 per share, or $0.465 per quarter, and $1.8408 per share, or $0.4602 per quarter, respectively. The Series E is not listed on any exchange. At December 31, 2025, a total of 2.6 million shares of the Series E were outstanding.

Series F Preferred Stock

We are authorized to issue up to 20.0 million shares of our Series F Preferred Stock ("Series F"). The Series F may be purchased by holders of limited partnership interests in the Operating Partnership and the DownREIT Partnership at a purchase price of $0.0001 per share. Certain OP/DownREIT unitholders were entitled to subscribe for and purchase one share of the Series F for each OP/DownREIT Unit held.

As of December 31, 2025, a total of 10.1 million shares of the Series F were outstanding. Holders of the Series F are entitled to one vote for each share of the Series F they hold, voting together with the holders of our common stock, on each matter submitted to a vote of security holders at a meeting of our stockholders. The Series F does not entitle its holders to any other rights, privileges or preferences.

Distribution Reinvestment and Stock Purchase Plan

We have a Distribution Reinvestment and Stock Purchase Plan under which holders of our common stock may elect to automatically reinvest their distributions and make additional cash payments to acquire additional shares of our common stock. Stockholders who do not participate in the plan continue to receive distributions as and when declared. As of February 11, 2026, there were approximately 1,398 participants in the plan.

Unregistered Sales of Equity Securities

From time to time we issue shares of our common stock in exchange for OP Units tendered to the Operating Partnership for redemption in accordance with the provisions of the Operating Partnership's limited partnership agreement. Under the terms of the Operating Partnership's limited partnership agreement, the holders of OP Units have the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or the number of shares of our common stock equal to the number of OP Units being redeemed.

During the three months ended December 31, 2025, we issued 14,651 shares of our common stock upon redemption of OP Units in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933.

Purchases of Equity Securities

In January 2008, UDR's Board of Directors authorized a 15 million share repurchase program. Under the share repurchase program, UDR may repurchase shares of our common stock in open market purchases, block purchases, privately negotiated transactions or otherwise. The following table summarizes all of UDR's repurchases of shares of common stock under this program during the quarter ended December 31, 2025 (*shares in thousands*):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares that May Yet Be Purchased Under the Plan or Program (a)
Beginning Balance	3,624	$ 37.98	3,624	11,376
October 1, 2025 through October 31, 2025	277	36.14	277	11,099
November 1, 2025 through November 30, 2025	1,046	34.78	1,046	10,053
December 1, 2025 through December 31, 2025	1,286	36.07	1,286	8,767
Balance as of December 31, 2025	**6,233**	**$ 36.97**	**6,233**	**8,767**

(a) This number reflects the number of shares that were available for purchase under our 15 million share repurchase program authorized in January 2008.

During the three months ended December 31, 2025, certain of our employees surrendered shares of common stock owned by them to satisfy their statutory federal and state tax obligations associated with the vesting of restricted shares of common stock issued under our 1999 Long-Term Incentive Plan (the "LTIP"). The following table summarizes all of these repurchases during the three months ended December 31, 2024 (*shares in thousands*):

Period	Total Number of Shares Purchased	Average Price Paid per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2025 through October 31, 2025	—	$ —	N/A	N/A
November 1, 2025 through November 30, 2025	—	—	N/A	N/A
December 1, 2025 through December 31, 2025	1	35.75	N/A	N/A
Total	1	$ 35.75		

(a) The price paid per share is based on the closing price of our common stock as of the date of the determination of the federal and state tax obligations.

Comparison of Five-year Cumulative Total Returns

The following graph compares the five-year cumulative total returns for UDR common stock with the comparable cumulative return of the Nareit Equity REIT Index, Standard & Poor's 500 Stock Index, and the Nareit Equity Apartment Index. The graph assumes that $100 was invested on December 31, 2020, in each of our common stock and the indices presented. Historical stock price performance is not necessarily indicative of future stock price performance. The comparison assumes that all dividends are reinvested.


Total Return Performance
Index Value
250
200
150
100
50
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
UDR, Inc.
S&P 500 Index
FTSE NAREIT Equity Apartments Index
FTSE NAREIT Equity REITs Index

Index	*Period Ending* 12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
UDR, Inc.	100.00	161.12	107.25	110.59	130.81	115.44
FTSE Nareit Equity Apartment Index	100.00	163.61	111.34	117.87	142.02	129.86
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
FTSE Nareit Equity REITs Index	100.00	143.24	108.34	123.21	133.97	137.83

The performance graph and the related chart and text, are being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of ours, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 6. [RESERVED]

Not Applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere herein and is based primarily on the consolidated financial statements for the years ended December 31, 2025, and 2024.

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024 of UDR, Inc. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Business Overview

We are a self-administered real estate investment trust, or REIT, that owns, operates, acquires, renovates, develops, redevelops, disposes of, and manages multifamily apartment communities in targeted markets located in the United States. We were formed in 1972 as a Virginia corporation. In June 2003, we changed our state of incorporation from Virginia to Maryland. Our subsidiaries include the Operating Partnership and the DownREIT Partnership. Unless the context otherwise requires, all references in this Report to "we," "us," "our," "the Company," or "UDR" refer collectively to UDR, Inc., its consolidated subsidiaries and its consolidated joint ventures.

At December 31, 2025, our consolidated real estate portfolio included 165 communities in 12 states plus the District of Columbia totaling 55,240 apartment homes. In addition, we have an ownership interest in 12,167 completed or to-be-completed apartment homes through unconsolidated joint ventures or partnerships, including 6,766 apartment homes owned by entities in which we hold preferred equity investments. The *Same-Store Community* apartment home population for the year ended December 31, 2025, was 53,468.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to use judgment in the application of accounting policies, including making estimates and assumptions. A critical accounting policy is one that is both important to our financial condition and results of operations as well as involves some degree of uncertainty. Estimates are prepared based on management's assessment after considering all evidence available. Changes in estimates could affect our financial position or results of operations. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2, *Significant Accounting Policies*, to the Notes to the UDR, Inc. Consolidated Financial Statements included in this Report.

Cost Capitalization

In conformity with GAAP, we capitalize those expenditures that materially enhance the value of an existing asset or substantially extend the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

In addition to construction costs, we capitalize costs directly related to the predevelopment, development, and redevelopment of a capital project, which include, but are not limited to, interest, real estate taxes, insurance, and allocated development and redevelopment overhead related to support costs for personnel working on the capital projects. We use our professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress and such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. As each home in a capital project is completed and becomes available for lease-up, the Company ceases capitalization on the related portion. The costs capitalized are reported on the Consolidated Balance Sheets as *Total real estate owned, net of accumulated depreciation.* Amounts capitalized during the years ended December 31, 2025, 2024, and 2023 were $15.4 million, $24.4 million, and $23.2 million, respectively.

Investment in Unconsolidated Entities

We may enter into various joint venture agreements and/or partnerships with unrelated third parties to hold or develop real estate assets. We must determine for each of these ventures whether to consolidate the entity or account for our investment under the equity method of accounting. We determine whether to consolidate a joint venture or partnership based on our rights and obligations under the venture agreement, applying the applicable accounting guidance. The application of the rules in evaluating the accounting treatment for each joint venture or partnership is complex and requires substantial management judgment. We evaluate our accounting for investments on a regular basis including when a significant change in the design of an entity occurs. Throughout our financial statements, and in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we use the term "joint venture" or "partnership" when referring to investments in entities in which we do not have a 100% ownership interest.

We continually evaluate our investments in unconsolidated joint ventures when events or changes in circumstances indicate that there may be an other-than-temporary decline in value. We consider various factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include, but are not limited to, age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long-term prospects of the entity, and the relationships with the other joint venture partners and its lenders. The amount of loss recognized is the excess of the investment's carrying amount over its estimated fair value. If we believe that the decline in fair value is temporary, no impairment is recorded. The aforementioned factors are taken as a whole by management in determining the valuation of our investment property. Should the actual results differ from management's judgment, the valuation could be negatively affected and may result in a negative impact to our Consolidated Financial Statements.

Impairment of Long-Lived Assets

Quarterly or when changes in circumstances warrant, we will assess our real estate properties for indicators of impairment. The judgments regarding the existence of impairment indicators are based on certain factors. Such factors include, among other things, operational performance, market conditions, the Company's intent and ability to hold the related asset, as well as any significant cost overruns on development properties.

If a real estate property has indicators of impairment, we assess whether the long-lived asset's carrying value exceeds the community's undiscounted future cash flows, which is representative of projected net operating income ("NOI") plus the residual value of the community. Our future cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. If such indicators of impairment are present and the carrying value exceeds the undiscounted cash flows of the community, an impairment loss is recognized equal to the excess of the carrying amount of the asset over its estimated fair value. Our estimates of fair value represent our best estimate based primarily upon unobservable inputs related to rental rates, operating costs, growth rates, discount rates, capitalization rates, industry trends and reference to market rates and transactions.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are actively marketed or contracted for sale with the closing expected to occur within the next twelve months. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

Real Estate Investment Properties

We purchase real estate investment properties from time to time and record the fair value to various components, such as land, buildings, and intangibles related to in-place leases, based on the fair value of each component. In making estimates of fair values for purposes of allocating purchase price, we utilize various sources, including independent appraisals, our own analysis of recently acquired and existing comparable properties in our portfolio and other market data. The fair value of buildings is determined as if the buildings were vacant upon acquisition and subsequently leased at market rental rates. As such, the determination of fair value considers the present value of all cash flows expected to be generated from the property including an initial lease-up period. We determine the fair value of in-place leases by assessing the net effective rent and remaining term of the lease relative to market terms for similar leases at acquisition. In addition, we consider the cost of acquiring similar leases, the foregone rents

associated with the lease-up period, and the carrying costs associated with the lease-up period. The fair value of in-place leases is recorded and amortized as amortization expense over the remaining average contractual lease period.

REIT Status

We are a Maryland corporation that has elected to be treated for federal income tax purposes as a REIT. A REIT is a legal entity that holds interests in real estate and is required by the Code to meet a number of organizational and operational requirements, including a requirement that a REIT must distribute at least 90% of our REIT taxable income (other than our net capital gain) to our stockholders. If we were to fail to qualify as a REIT in any taxable year, we will be subject to federal and state income taxes at the regular corporate rates and may not be able to qualify as a REIT for four years. Based on the net earnings reported for the year ended December 31, 2025 in our Consolidated Statements of Operations, we would have incurred federal and state GAAP income taxes if we had failed to qualify as a REIT.

Summary of Real Estate Portfolio by Geographic Market

The following table summarizes our market information by major geographic markets as of and for the year ended December 31, 2025:

Same-Store Communities	December 31, 2025				Year Ended December 31, 2025		
	Number of Apartment Communities	Number of Apartment Homes	Percentage of Total Carrying Value	Total Carrying Value (in thousands)	Weighted Average Physical Occupancy	Monthly Income per Occupied Home (a)	Net Operating Income (in thousands)
West Region							
Orange County, CA	8	4,305	8.6 %	$ 1,423,008	96.9 %	$ 3,175	$ 122,657
San Francisco, CA	13	3,144	7.1 %	1,169,933	97.4 %	3,651	94,139
Seattle, WA	14	2,702	6.9 %	1,132,015	96.9 %	2,973	69,416
Los Angeles, CA	4	1,225	3.0 %	495,471	96.5 %	3,294	32,560
Monterey Peninsula, CA	7	1,567	1.3 %	208,608	96.5 %	2,388	32,347
Other Southern California	3	821	1.4 %	230,542	96.7 %	2,969	20,205
Portland, OR	1	220	0.2 %	27,016	96.8 %	2,137	3,956
Northeast Region							
Boston, MA	12	4,667	12.1 %	1,989,427	96.7 %	3,342	128,760
New York, NY	4	1,945	8.5 %	1,398,883	97.9 %	5,173	65,640
Philadelphia, PA	4	1,172	2.7 %	447,031	96.9 %	2,558	23,124
Mid-Atlantic Region							
Metropolitan D.C.	23	8,819	15.4 %	2,547,357	97.1 %	2,479	174,621
Baltimore, MD	7	2,219	3.5 %	583,229	96.9 %	2,018	34,662
Richmond, VA	2	841	0.6 %	90,839	96.4 %	1,833	13,515
Southeast Region							
Tampa, FL	11	3,877	4.3 %	714,283	96.7 %	2,152	63,232
Orlando, FL	10	3,293	3.5 %	569,225	96.6 %	1,923	50,791
Nashville, TN	8	2,261	1.7 %	280,493	96.3 %	1,742	32,287
Other Florida	1	636	0.6 %	99,388	96.4 %	2,419	12,311
Southwest Region							
Dallas, TX	19	7,364	8.0 %	1,324,994	97.2 %	1,773	95,680
Austin, TX	6	1,880	2.0 %	328,647	97.2 %	1,785	22,389
Denver, CO	2	510	1.5 %	252,306	95.7 %	2,840	11,885
Total/Average Same-Store Communities	159	53,468	92.9 %	15,312,695	96.9 %	$ 2,590	1,104,177
Non-Mature, Commercial Properties & Other	6	1,772	6.7 %	1,102,305			57,991
Total Real Estate Held for Investment	165	55,240	99.6 %	16,415,000			1,162,168
Real Estate Under Development (b)	—	—	0.4 %	72,885			—
Total Real Estate Owned	165	55,240	100.0 %	16,487,885			$ 1,162,168
Total Accumulated Depreciation				(7,374,546)			
Total Real Estate Owned, Net of Accumulated Depreciation				$ 9,113,339			

(a) Monthly Income per Occupied Home represents total monthly revenues divided by the average physical number of occupied apartment homes in our Same-Store portfolio.

(b) As of December 31, 2025, the Company was developing one wholly-owned community with a total of 300 apartment homes, none of which have been completed.

We report in two segments: *Same-Store Communities* and *Non-Mature Communities/Other*.

Our *Same-Store Communities* segment represents those communities acquired, developed, and stabilized prior to January 1, 2024 and held as of December 31, 2025. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the communities are not classified as held for disposition at year end. A community is considered to have stabilized occupancy once it achieves 90% occupancy for at least three consecutive months.

Our *Non-Mature Communities/Other* segment represents those communities that do not meet the criteria to be included in *Same-Store Communities,* including, but not limited to, recently acquired, developed and redeveloped communities, and the non-apartment components of mixed use properties.

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through operating cash flows, sales of properties, borrowings under our credit agreements, and/or the issuance of debt and/or equity securities. Our primary source of liquidity is our cash flow from operations, as determined by rental rates, occupancy levels, and operating expenses related to our portfolio of apartment homes, and borrowings under our credit agreements. We routinely use our working capital credit facility, our unsecured revolving credit facility and issuances of commercial paper to temporarily fund certain investing and financing activities prior to arranging for longer-term financing or the issuance of equity or debt securities. During the past several years, proceeds from the sale of real estate have been used for both investing and financing activities as we continue to execute on maintaining a diversified portfolio.

We expect to meet our short-term liquidity requirements generally through net cash provided by property operations and borrowings under our credit agreements and our unsecured commercial paper program. We expect to meet certain long-term liquidity requirements such as scheduled debt maturities, the repayment of financing on development activities, and potential property acquisitions, through net cash provided by property operations, secured and unsecured borrowings, the issuance of debt or equity securities, and/or the disposition of properties. We believe that our net cash provided by property operations and borrowings under our credit agreements and our unsecured commercial paper program will continue to be adequate to meet both operating requirements and the payment of dividends by the Company in accordance with REIT requirements. Likewise, the budgeted expenditures for improvements and renovations of certain properties are expected to be funded from property operations, borrowings under credit agreements, the issuance of debt or equity securities, and/or dispositions of properties.

We have a shelf registration statement filed with the Securities and Exchange Commission, or "SEC," which provides for the issuance of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts and units to facilitate future financing activities in the public capital markets. Access to capital markets is dependent on market conditions at the time of issuance.

In July 2021, the Company entered into an ATM sales agreement under which the Company may offer and sell up to 20.0 million shares of its common stock, from time to time, to or through its sales agents and may enter into separate forward sales agreements to or through its forward purchasers. Upon entering into the ATM sales agreement, the Company simultaneously terminated the sales agreement for its prior at-the-market equity offering program, which was entered into in July 2017. During the year ended December 31, 2025 the Company did not sell any shares of common stock through its ATM program. As of December 31, 2025, we had 14.0 million shares of common stock available for future issuance under the ATM program.

In connection with any forward sales agreement under the Company's ATM program, the relevant forward purchasers will borrow from third parties and, through the relevant sales agent, acting in its role as forward seller, sell a number of shares of the Company's common stock equal to the number of shares underlying the agreement. The Company does not initially receive any proceeds from any sale of borrowed shares by the forward seller.

During the year ended December 31, 2025, the Company repurchased 3.3 million shares of its common stock at an average price of $36.12 per share for total consideration of approximately $117.8 million under its share repurchase program.

The Company has a $1.3 billion unsecured revolving credit facility (the "Revolving Credit Facility") and a $350.0 million unsecured term loan (the "Term Loan"). The credit agreement for these facilities (the "Credit Agreement") allows the total commitments under the Revolving Credit Facility and the total borrowings under the Term Loan to be increased to an aggregate maximum amount of up to $2.5 billion, subject to certain conditions, including obtaining commitments from one or more lenders. The Revolving Credit Facility has a scheduled maturity date of August 31, 2028, with two six-month extension options, subject to certain conditions. In September 2025, the Company amended the Term Loan to extend the maturity date to January 2029, with two one-year extension options, subject to certain conditions. The Term Loan was previously set to mature on January 31, 2027.

The Company has an unsecured commercial paper program. Under the terms of the program, the Company may issue unsecured commercial paper up to a maximum aggregate amount outstanding of $700.0 million. The notes are sold under customary terms in the United States commercial paper market and rank pari passu with all of the Company's other unsecured indebtedness. The notes are fully and unconditionally guaranteed by the Operating Partnership. As of December 31, 2025, we had issued $445.0 million of commercial paper, for one month terms, at a weighted average annualized interest rate of 3.95%, leaving $255.0 million of unused capacity.

Future Capital Needs

Future development and redevelopment expenditures may be funded through unsecured or secured credit facilities, unsecured commercial paper, proceeds from the issuance of equity or debt securities, sales of properties, joint ventures, and, to a lesser extent, from cash flows provided by property operations. Acquisition activity in strategic markets may be funded through joint ventures, by the reinvestment of proceeds from the sale of properties, through the issuance of equity or debt securities, the issuance of operating partnership units and the assumption or placement of secured and/or unsecured debt.

During 2026, we have approximately $56.7 million of secured debt maturing, inclusive of principal amortization, and $745.0 million of unsecured debt maturing. We anticipate repaying the debt due in 2026 with cash flow from our operations, proceeds from debt or equity offerings, proceeds from dispositions of properties, or from borrowings under our credit agreements and our unsecured commercial paper program.

The following table summarizes our material cash requirements as of December 31, 2025 *(dollars in thousands):*

	Payments Due by Period				
Material Cash Requirements	**2026**	**2027-2028**	**2029-2030**	**Thereafter**	**Total**
Long-term debt obligations	$ 801,672	$ 799,846	$ 1,796,407	$ 2,437,930	$ 5,835,855
Interest on debt obligations (a)	172,870	300,735	174,630	146,473	794,708
Letters of credit	4,236	76	—	—	4,312
Operating lease obligations:					
Ground leases (b)	12,695	25,390	25,390	389,340	452,815
	$ 991,473	$ 1,126,047	$ 1,996,427	$ 2,973,743	$ 7,087,690

(a) Interest payments on variable rate debt instruments are based on each debt instrument's respective year-end interest rate at December 31, 2025.

(b) For purposes of our ground lease contracts, the Company uses the minimum lease payment, if stated in the agreement. For ground lease agreements where there is a rent reset provision based on fair market value or changes in the consumer price index but does not include a specified minimum lease payment, the Company uses the current rent over the remainder of the lease term.

During 2025, we incurred gross interest costs of $205.2 million, of which $8.6 million was capitalized.

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

Guarantor Subsidiary Summarized Financial Information

UDR has certain outstanding debt securities that are guaranteed by the Operating Partnership. With respect to this debt, as further outlined below, the Operating Partnership fully and unconditionally guarantees payment of any principal, premium and interest in full to the holders thereof. The Operating Partnership is a subsidiary of UDR, through which UDR conducts a significant portion of its business and holds a substantial amount of its assets. UDR also conducts business through other subsidiaries, including its taxable REIT subsidiaries. In addition to its ownership interest in the Operating Partnership, UDR holds interests in subsidiaries and joint ventures, owns and operates properties, issues securities from time to time and guarantees debt of certain of its subsidiaries. UDR, as the sole general partner of the Operating Partnership, owns 100 percent of the Operating Partnership's general partnership interests and approximately 95 percent of its limited partnership interests and, by virtue thereof, has the ability to control all of the day-to-day operations of the Operating Partnership. UDR has concluded that it is the primary beneficiary of, and therefore consolidates, the Operating Partnership.

The Operating Partnership is the subsidiary guarantor of certain of our registered debt securities, including the $300 million of medium-term notes due September 2026, $300 million of medium-term notes due July 2027, $300 million of medium-term notes due January 2028, $300 million of medium-term notes due January 2029, $600 million of medium-term notes due January 2030, $600 million of medium-term notes due August 2031, $400 million of medium-

term notes due August 2032, $350 million of medium-term notes due March 2033, $300 million of medium-term notes due in June 2033, $300 million of medium-term notes due September 2034 and $300 million of medium-term notes due November 2034.

The Operating Partnership fully and unconditionally guarantees payment of any principal, premium and interest in full to the holders of the notes described above. The guarantee forms part of the indenture under which the notes were issued. If, for any reason, we do not make any required payment in respect of the notes when due, the Operating Partnership will cause the payment to be made to, or to the order of, the applicable paying agent on behalf of the trustee. Holders of the notes may enforce their rights under the guarantee directly against the Operating Partnership without first making a demand or taking action against UDR or any other person or entity. The Operating Partnership may, without the consent of the holders of the notes, assume all of our rights and obligations under the notes and, upon such assumption, we will be released from our liabilities under the indenture and the notes.

The notes are UDR's unsecured general obligations and rank equally with all of UDR's other unsecured and unsubordinated indebtedness outstanding from time to time. As a result, our payment of amounts due on the notes is subordinated to all of our existing and future secured obligations to the extent of the value of the collateral pledged toward any such secured obligation. Our payment of amounts due on the notes also is effectively subordinated to all liabilities, whether secured or unsecured, of any of our non-guarantor subsidiaries because, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to such subsidiaries, we, as an equity holder of such subsidiaries, would not receive distributions from such subsidiaries until claims of any creditors of such subsidiaries are satisfied.

The following tables present the summarized financial information for the Operating Partnership as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024, and 2023. The information presented below excludes eliminations necessary to arrive at the information on a consolidated basis (dollars in thousands):

	December 31, 2025		December 31, 2024
Total real estate, net	$ 2,624,249	$	2,562,075
Operating lease right-of-use assets	188,343		187,886
Other assets	37,548		47,907
Total assets	$ 2,850,140	$	2,797,868
Secured debt, net	$ 375,820	$	377,724
Notes payable to UDR (a)	1,697,552		1,429,849
Operating lease liabilities	183,731		183,215
Other liabilities	146,348		139,910
Total liabilities	2,403,451		2,130,698
Total capital	$ 446,689	$	667,170

	Year Ended December 31,		
	2025	2024	2023
Total revenue	$ 614,855	$ 600,425	$ 561,441
Property operating expenses	(263,801)	(271,781)	(243,842)
Real estate depreciation and amortization	(188,172)	(187,821)	(166,744)
Operating income/(loss)	162,882	140,823	150,855
Interest expense (a)	(75,211)	(69,933)	(55,729)
Other income/(loss)	12,436	6,595	6,231
Net income/(loss)	$ 100,107	$ 77,485	$ 101,357

All $1.7 billion and $1.4 billion notes payable to UDR as of December 31, 2025 and 2024, respectively, and $58.0 million, $53.6 million and $47.2 million of interest expense on notes payable to UDR for the years ended December 31, 2025, 2024, and 2023, respectively, eliminate upon consolidation of UDR's consolidated financial statements.

Statements of Cash Flows

The following discussion explains the changes in *Net cash provided by/(used in) operating activities*, *Net cash provided by/(used in) investing activities*, and *Net cash provided by/(used in) financing activities* that are presented in our Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024.

Operating Activities

For the year ended December 31, 2025, our *Net cash provided by/(used in) operating activities* was $902.9 million compared to $876.8 million for 2024. The increase in cash flow from operating activities was primarily due to an increase in net operating income ("NOI"), primarily driven by higher revenue per occupied home and an increase in weighted average physical occupancy and changes in operating assets and liabilities, partially offset by a decrease in operating distributions from our unconsolidated joint ventures and partnerships.

Investing Activities

For the year ended December 31, 2025, *Net cash provided by/(used in) investing activities* was $(151.0) million compared to $(276.4) million for 2024. The decrease in cash used in investing activities was primarily due to an increase in proceeds from the sales of real estate investments, an increase in distributions received from unconsolidated joint ventures and partnerships, and a decrease in spend for development of real estate assets, partially offset by an increase in acquisitions, an increase in the issuance of notes receivable during the current year compared to the prior year, an increase in investments in unconsolidated joint ventures and partnerships, and an increase in spend for non-real estate capital expenditures.

Acquisitions

In May 2025, the Company acquired the developer's equity interest in a 478 apartment home operating community located in Philadelphia, Pennsylvania. The Company previously had three loans with the joint venture including a senior loan. In connection with the acquisition, the developer paid the Company $6.7 million, which consisted primarily of unpaid interest on the senior loan and reimbursement for certain costs previously advanced by the Company. (See Note 2, *Significant Accounting Policies* for more information). The Company increased its real estate assets owned by approximately $166.0 million, recorded approximately $10.1 million of real estate intangibles, recorded $6.4 million of in-place lease intangibles, and recognized a gain on consolidation of $0.3 million.

In November 2025, the Company acquired a 406 apartment home operating community located in Woodbridge, Virginia for approximately $147.7 million. The Company increased its real estate assets owned by approximately $144.4 million and recorded $3.3 million of in-place lease intangibles.

In January 2024, the Company acquired its joint venture partner's common equity interest in a 173 apartment home operating community located in Oakland, California for $1.4 million. The community was previously owned by a consolidated joint venture of the Company. (See Note 5, *Joint Ventures and Partnerships* for more information).

Dispositions

In January 2025, the Company sold an operating community located in Brooklyn, New York with a total of 188 apartment homes for gross proceeds of $127.5 million, resulting in a gain of approximately $23.5 million. This operating community was classified as held for disposition as of December 31, 2024.

In January 2025, the Company sold an operating community located in Englewood, New Jersey with a total of 185 apartment homes for gross proceeds of $84.0 million, resulting in a gain of approximately $24.4 million. This operating community was classified as held for disposition as of December 31, 2024.

In December 2025, the Company contributed four wholly-owned operating communities, totaling 974 apartment homes located in various markets, to our existing joint venture with LaSalle, while maintaining our 51%

ownership interest in the venture. The contribution resulted in the Company no longer retaining a controlling interest in the communities, and the Company deconsolidated the operating communities. In connection with the contribution, our joint venture partner contributed cash and new debt was placed on the newly contributed operating communities and certain existing operating communities, resulting in the Company receiving approximately $202.8 million of cash proceeds. The transaction was accounted for as a partial sale and resulted in a gain of approximately $195.0 million, which was recorded in *Gain/(loss) on sale of real estate owned* on the Consolidated Statement of Operations, which consisted of the gain on the partial sale and the initial measurement of our retained interest at fair value. (See Note 5, *Joint Ventures and Partnerships* for further discussion).

In February 2024, the Company sold an operating community located in Arlington, Virginia with a total of 214 apartment homes for gross proceeds of $100.0 million, resulting in a gain of approximately $16.9 million. This operating community was classified as held for disposition as of December 31, 2023.

We plan to continue to pursue our strategy of exiting markets where long-term growth prospects are limited and redeploying capital to primary locations in markets we believe will provide the best investment returns.

Capital Expenditures

We capitalize those expenditures that materially enhance the value of an existing asset or substantially extend the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

For the year ended December 31, 2025, total capital expenditures of $255.1 million or $4,622 per stabilized home, which in aggregate include recurring capital expenditures and major renovations, were spent across our portfolio, excluding development, as compared to $246.5 million or $4,458 per stabilized home for the prior year.

The increase in total capital expenditures was primarily due to:

- an increase of 7.4%, or $7.3 million, in recurring capital expenditures, which includes asset preservation and turnover-related expenditures;

- an increase of 126.6%, or $4.7 million, in operations platform, which includes smart home installations in certain of our properties; and

- an increase of 9.0%, or $4.7 million, in major renovations, which includes major structural changes and/or architectural revisions to existing buildings.

This was partially offset by:

- a decrease of 8.7%, or $8.0 million, in NOI enhancing improvements, such as kitchen and bath remodels and upgrades to common areas.

The following table outlines capital expenditures and repair and maintenance costs for all of our communities, excluding real estate under development, for the years ended December 31, 2025 and 2024 (*dollars in thousands except Per Home amounts*):

	Year Ended December 31,			Per Home Year Ended December 31,		
	2025	2024	% Change	2025	2024	% Change
Turnover capital expenditures	$ 17,612	$ 19,230	(8.4)%	$ 319	$ 348	(8.3)%
Asset preservation expenditures	88,362	79,456	11.2 %	1,601	1,437	11.4 %
Total recurring capital expenditures	105,974	98,686	7.4 %	1,920	1,785	7.6 %
NOI enhancing improvements (a)	84,646	92,668	(8.7)%	1,533	1,676	(8.5)%
Major renovations (b)	56,094	51,441	9.0 %	1,016	930	9.2 %
Operations platform	8,418	3,715	126.6 %	153	67	128.4 %
Total capital expenditures (c)	$ 255,132	$ 246,510	3.5 %	$ 4,622	$ 4,458	3.7 %
Repair and maintenance expense	$ 102,649	$ 101,223	1.4 %	$ 1,860	$ 1,830	1.6 %
Average home count (d)	55,200	55,301	(0.2)%			

(a) NOI enhancing improvements are expenditures that we believe will result in increased income generation or decreased expense growth.
(b) Major renovations include major structural changes and/or architectural revisions to existing buildings.
(c) Total capital expenditures includes amounts capitalized during the year. Cash paid for capital expenditures is impacted by the net change in related accruals.
(d) Average number of homes is calculated based on the number of homes outstanding at the end of each month.

We intend to continue to selectively add NOI enhancing improvements, which we believe will provide a return on investment in excess of our cost of capital. Our objective in redeveloping a community is twofold: we aim to meaningfully grow rental rates while also achieving cap rate compression through asset quality improvement.

Consolidated Real Estate Under Development and Redevelopment

At December 31, 2025, our development pipeline consisted of one wholly-owned community totaling 300 apartment homes, none of which have been completed, with a budget of $133.6 million, in which we have a gross carrying value of $72.9 million. The homes are estimated to be completed during the second quarter of 2027. In addition, the Company is incurring and capitalizing costs directly related to predevelopment activities in preparation of future development commencements.

At December 31, 2025, the Company had no communities at which it was conducting substantial redevelopment activities.

Unconsolidated Joint Ventures and Partnerships

The Company recognizes income or losses from our investments in unconsolidated joint ventures and partnerships consisting of our proportionate share of the net income or losses of the joint ventures and partnerships. In addition, we may earn fees for providing management services to the communities held by the unconsolidated joint ventures and partnerships.

The Company's *Investment in and advances to unconsolidated joint ventures and partnerships, net*, are accounted for under the equity method of accounting. For the year ended December 31, 2025:

- we made investments totaling $83.0 million in our unconsolidated joint ventures and partnerships;

- our proportionate share of the net income/(loss) of the joint ventures and partnerships was $28.4 million; and

- we received cash distributions of $204.2 million, of which $53.9 million were operating cash flows and $150.3 million were investing cash flows.

We evaluate our investments in unconsolidated joint ventures and partnerships when events or changes in circumstances indicate that there may be an other-than-temporary decline in value. We consider various factors to determine if a decrease in the value of the investment is other-than-temporary. The Company did not incur any other-than-temporary impairments in the value of its investments in unconsolidated joint ventures during the year ended December 31, 2025. For the year ended December 31, 2024, the Company recorded an $8.1 million non-cash impairment loss on one of its preferred equity investment (recorded in *Income/(loss) from unconsolidated entities* on the Consolidated Statements of Operations) due to a decrease in the value of the operating community that it deemed to be other-than-temporary.

Financing Activities

For the years ended December 31, 2025 and 2024, *Net cash provided by/(used in) financing activities* was $(750.4) million and $(599.9) million, respectively.

The following significant financing activities occurred during the year ended December 31, 2025:

- repaid $178.3 million of secured debt;

- received net proceeds of $155.1 million on our unsecured commercial paper program;

- received net proceeds of $17.0 million on our revolving bank debt;

- repurchased 3.3 million common shares for approximately $117.8 million;

- paid $39.7 million of distributions to redeemable noncontrolling interests; and

- paid $567.9 million of distributions to our common stockholders.

The following significant financing activities occurred during the year ended December 31, 2024:

- issued $300.0 million of 5.125% senior unsecured medium-term notes due September 2034, for net proceeds of $296.9 million;

- repaid $138.0 million of secured debt;

- repaid $15.6 million of unsecured debt;

- repaid $118.2 million, net on our unsecured commercial paper program;

- paid $42.8 million of distributions to redeemable noncontrolling interests; and

- paid $558.5 million of distributions to our common stockholders.

Credit Facilities and Commercial Paper Program

The Company has a $1.3 billion unsecured revolving credit facility (the "Revolving Credit Facility") and a $350.0 million unsecured term loan (the "Term Loan"). The credit agreement for these facilities (the "Credit Agreement") allows the total commitments under the Revolving Credit Facility and the total borrowings under the Term Loan to be increased to an aggregate maximum amount of up to $2.5 billion, subject to certain conditions, including obtaining commitments from one or more lenders. The Revolving Credit Facility has a scheduled maturity date of August 31, 2028, with two six-month extension options, subject to certain conditions. In September 2025, the Company amended the Term Loan to extend the maturity date to January 2029, with two one-year extension options, subject to certain conditions. The Term Loan was previously set to mature on January 31, 2027.

Based on the Company's current credit rating, the Revolving Credit Facility has an interest rate equal to SOFR plus a margin of 77.5 basis points and a facility fee of 15 basis points, and the Term Loan has an interest rate equal to SOFR plus a margin of 85.0 basis points. Depending on the Company's credit rating, the margin under the Revolving

Credit Facility ranges from 70 to 140 basis points, the facility fee ranges from 10 to 30 basis points, and the margin under the Term Loan ranges from 75 to 160 basis points. In addition, the Credit Agreement allows for the Company in consultation with the sustainability structuring agent to propose key performance indicators with respect to certain environmental, social, and governance goals of the Company, and thresholds or targets with respect thereto, and a related amendment to the Credit Agreement, that if entered into may allow a change in the applicable margin for the Term Loan of up to five basis points.

As of December 31, 2025, we had no outstanding borrowings under the Revolving Credit Facility, leaving $1.3 billion of unused capacity (excluding $4.3 million of letters of credit at December 31, 2025), and $350.0 million of outstanding borrowings under the Term Loan.

The Company has a working capital credit facility, which provides for a $75.0 million unsecured revolving credit facility (the "Working Capital Credit Facility") with a scheduled maturity date of January 12, 2027. In December 2025, the Company extended the maturity date from January 12, 2026 to January 12, 2027, with two one-year extension options. Based on the Company's current credit rating, the Working Capital Credit Facility has an interest rate equal to SOFR plus a margin of 77.5 basis points. Depending on the Company's credit rating, the margin ranges from 70 to 140 basis points.

As of December 31, 2025, we had $26.4 million of outstanding borrowings under the Working Capital Credit Facility, leaving $48.6 million of unused capacity.

The bank revolving credit facilities and the term loan are subject to customary financial covenants and limitations, all of which we were in compliance with at December 31, 2025.

The Company has an unsecured commercial paper program. Under the terms of the program, the Company may issue unsecured commercial paper up to a maximum aggregate amount outstanding of $700.0 million. The notes are sold under customary terms in the United States commercial paper market and rank pari passu with all of the Company's other unsecured indebtedness. The notes are fully and unconditionally guaranteed by the Operating Partnership. As of December 31, 2025, we had issued $445.0 million of commercial paper, for one month terms, at a weighted average annualized rate of 3.9%, leaving $255.0 million of unused capacity.

Interest Rate Risk

We are exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. We do not hold financial instruments for trading or other speculative purposes, but rather issue these financial instruments to finance our portfolio of real estate assets and operations. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. Our earnings are affected as changes in short-term interest rates impact our cost of variable rate debt and maturing fixed rate debt. We had $673.4 million in variable rate debt that is not subject to interest rate swap contracts as of December 31, 2025. If market interest rates for variable rate debt increased by 100 basis points, our interest expense would increase by $6.3 million based on the average balance outstanding during the year.

These amounts are determined by considering the impact of hypothetical interest rates on our borrowing cost. This analysis does not consider the effects of the adjusted level of overall economic activity that could exist in such an environment or actions we may take to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in our financial structure.

The Company also utilizes derivative financial instruments to manage interest rate risk and generally designates these financial instruments as cash flow hedges. See Note 14, *Derivatives and Hedging Activities*, in the Notes to the UDR Consolidated Financial Statements included in this Report for additional discussion of derivative instruments.

A presentation of cash flow metrics based on GAAP is as follows (*dollars in thousands*):

	Year Ended December 31,	
	2025	2024
Net cash provided by/(used in) operating activities	$ 902,887	$ 876,848
Net cash provided by/(used in) investing activities	(150,990)	(276,351)
Net cash provided by/(used in) financing activities	(750,392)	(599,936)

Results of Operations

The following discussion explains the changes in results of operations that are presented in our Consolidated Statements of Operations for the years ended December 31, 2025 and 2024.

Net Income/(Loss) Attributable to Common Stockholders

Net income/(loss) attributable to common stockholders was $372.9 million ($1.13 per diluted share) for the year ended December 31, 2025, as compared to $84.8 million ($0.26 per diluted share) for the prior year. The increase resulted primarily from the following items, all of which are discussed in further detail elsewhere within this Report:

- gains of $242.9 million recognized from the partial sale of four operating communities located in various markets and the sale of two operating communities located in Brooklyn, New York and Englewood, New Jersey, during year ended December 31, 2025, as compared to a gain on the sale of real estate of $16.9 million recognized from the sale of an operating community located in Arlington, Virginia during the year ended December 31, 2024;

- an increase in interest income and other income/(expense), net of $31.5 million primarily due to no non-cash loan reserve in 2025 as compared to a recorded $37.3 million non-cash loan reserve related to one of the Company's joint venture loan investments during the year end December 31, 2024, which was due to the Company's assessment of the borrower's ability to make future scheduled payments on the senior loan and a decrease in the value of the operating community, partially offset by a $6.6 million decrease in interest income from our notes receivables primarily due to lower notes receivable balances during the year ended December 31, 2025, as compared the same period in 2024;

- an increase in total property NOI of $23.3 million primarily due to higher revenue per occupied home, an increase in weighted average physical occupancy and NOI from additional operating communities, partially offset by an increase in property operating expenses and a decrease in NOI from communities sold during 2024 and 2025;

- a decrease in real estate depreciation expense of $21.9 million primarily due to assets that became fully depreciated and assets sold in 2024 and 2025, partially offset by two acquired communities in 2025 and development communities completed in 2024; and

- an increase in income/(loss) from unconsolidated entities of $8.2 million primarily due to no non-cash impairment losses during the year ended December 31, 2025, as compared to an $8.1 million non-cash impairment loss on one of the Company's preferred equity investments during the same period in 2024.

This was partially offset by:

- an increase in net income attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership of $19.7 million primarily attributed to the noncontrolling interests' share of the gain from the partial sale of four operating communities located in various markets and the sale of two operating communities located in Brooklyn, New York and Englewood, New Jersey during the year ended December 31, 2025, as compared to the sale of one operating community located in Arlington, Virginia in the same period of 2024; and

- an increase in other depreciation and amortization of $6.5 million primarily due to software transition related costs incurred during the year ended December 31, 2025, as compared to no software transition related costs during the year ended December 31, 2024.

Apartment Community Operations

Our net income results are primarily from NOI generated from the operation of our apartment communities. The Company defines NOI, which is a non-GAAP financial measure, as rental income less direct property rental expenses. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and

marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization.

Although the Company considers NOI a useful measure of operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities as determined in accordance with GAAP. NOI excludes several income and expense categories as detailed in the reconciliation of NOI to *Net income/(loss) attributable to UDR, Inc.* below.

The following table summarizes the operating performance of our total property NOI for each of the periods presented *(dollars in thousands):*

	Year Ended December 31, (a)		
	2025	2024	% Change
Same-Store Communities:			
Same-Store rental income	$ 1,610,705	$ 1,573,529	2.4 %
Same-Store operating expense (b)	(506,528)	(493,669)	2.6 %
Same-Store NOI	1,104,177	1,079,860	2.3 %
Non-Mature Communities/Other NOI:			
Stabilized, non-mature communities NOI (c)	22,578	8,674	NM *
Acquired communities NOI	1,061	—	N/A
Non-residential/other NOI (d)	18,256	21,062	(13.3)%
Sold and held for disposition communities NOI	16,096	29,227	(44.9)%
Total Non-Mature Communities/Other NOI	57,991	58,963	(1.6)%
Total property NOI	$ 1,162,168	$ 1,138,823	2.0 %

* Not meaningful
(a) Same-Store consists of 53,468 apartment homes.
(b) Excludes depreciation, amortization, and property management expenses.
(c) Represents non-mature communities that have achieved 90% occupancy for three consecutive months but do not meet the criteria to be included in Same-Store Communities.
(d) Primarily non-residential retail revenue and expense.

The following table is our reconciliation of *Net income/(loss) attributable to UDR, Inc.* to total property NOI for each of the periods presented (*dollars in thousands*):

| | December 31, | |
	2025	2024
Net income/(loss) attributable to UDR, Inc.	$ 377,704	$ 89,585
Joint venture management and other fees	(11,361)	(8,317)
Property management	55,281	54,065
Other operating expenses	30,734	30,416
Real estate depreciation and amortization	654,121	676,068
General and administrative	85,104	84,305
Casualty-related charges/(recoveries), net	11,682	15,179
Other depreciation and amortization	25,914	19,405
(Gain)/loss on sale of real estate owned	(242,913)	(16,867)
(Income)/loss from unconsolidated entities	(28,388)	(20,235)
Interest expense	196,619	195,712
Interest income and other (income)/expense, net	(19,175)	12,336
Tax provision/(benefit), net	835	879
Net income/(loss) attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	25,965	6,246
Net income/(loss) attributable to noncontrolling interests	46	46
Total property NOI	$ 1,162,168	$ 1,138,823

Same-Store Communities

Our *Same-Store Community* properties (those acquired, developed, and stabilized prior to January 1, 2024 and held on December 31, 2025) consisted of 53,468 apartment homes and provided 95.0% of our total NOI for the year ended December 31, 2025.

NOI for our *Same-Store Community* properties increased 2.3%, or $24.3 million, for the year ended December 31, 2025 compared to the same period in 2024. The increase in property NOI was attributable to a 2.4%, or $37.2 million, increase in property rental income, which was partially offset by a 2.6%, or $12.9 million, increase in operating expenses. The increase in property rental income was primarily driven by a 1.0%, or $15.2 million, increase in rental rates, an 8.9%, or $16.4 million, increase in reimbursement and ancillary and fee income, a 19.4%, or $3.0 million, decrease in bad debt and a 6.1%, or $2.9 million, decrease in vacancy loss. Weighted average physical occupancy increased by 0.2% to 96.9% and total monthly income per occupied home increased 2.1% to $2,590.

The increase in operating expenses was primarily driven by a 5.3%, or $3.7 million, increase in utilities, primarily due to an increase in energy costs, a 9.7%, or $3.4 million, increase in administration and marketing primarily due to the cost of providing property-wide Wi-Fi, a 4.7%, or $3.3 million, increase in personnel costs primarily due to annual merit increases and severance costs, and a 1.8%, or $3.4 million, increase in real estate taxes due to higher assessed valuations, partially offset by a 10.7%, or $2.6 million, decrease in insurance expense primarily due to a decrease in the impact from insurance related claims.

The operating margin (property net operating income divided by property rental income) was 68.6% and 68.6% for the years ended December 31, 2025 and 2024, respectively.

Non-Mature Communities/Other

UDR's *Non-Mature Communities/Other* represent those communities that do not meet the criteria to be included in *Same-Store Communities*, which include communities recently developed or acquired, redevelopment properties, sold or held for disposition properties, and non-apartment components of mixed use properties.

The remaining 5.0%, or $58.0 million, of our total NOI during the year ended December 31, 2025 was generated from our *Non-Mature Communities/Other*. NOI from *Non-Mature Communities/Other* decreased by 1.6%, or $1.0 million, for the year ended December 31, 2025 as compared to the same period in 2024. The decrease was primarily attributable to a $13.1 million decrease in sold and held for disposition communities NOI due to the sale of two operating communities and the partial sale of four operating communities during the year ended December 31, 2025, and a $2.8 million decrease in non-residential/other NOI primarily due to lower retail tenant rents, partially offset by a $13.9

million increase in NOI from stabilized, non-mature communities, primarily due to completed development communities and an acquired community becoming stabilized.

Gain/(Loss) on Sale of Real Estate Owned

During the year ended December 31, 2025, the Company recognized a gain of $242.9 million from the partial sale of four operating communities located in various markets and the sale of two operating communities located in Brooklyn, New York and Englewood, New Jersey.

During the year ended December 31, 2024, the Company recognized a gain of $16.9 million from the sale of one operating community located in Arlington, Virginia.

Interest income and other income/(expense)

For the years ended December 31, 2025 and 2024, the Company recognized interest income and other income/(expense), net of $19.2 million and $(12.3) million, respectively. The increase of $31.5 million was primarily due to no non-cash loan reserve in 2025 as compared to a recorded $37.3 million non-cash loan reserve related to one of the Company's joint venture loan investments during the year end December 31, 2024, which was due to the Company's assessment of the borrower's ability to make future scheduled payments on the senior loan and a decrease in the value of the operating community, partially offset by a $6.6 million decrease in interest income from our notes receivables primarily due to lower notes receivable balances during the year ended December 31, 2025, as compared the same period in 2024.

Real estate depreciation and amortization

For the years ended December 31, 2025 and 2024, the Company recognized real estate depreciation and amortization of $654.1 million and $676.1 million, respectively. The decrease of $21.9 million was primarily due to assets that became fully depreciated and assets sold in 2024 and 2025, partially offset by two acquired communities in 2025 and development communities completed in 2024.

Income/(Loss) from Unconsolidated Entities

During the years ended December 31, 2025 and 2024, the Company recognized income/(loss) from unconsolidated entities of $28.4 million and $20.2 million, respectively. The increase of $8.2 million was primarily due to no non-cash impairment losses during the year ended December 31, 2025, as compared to an $8.1 million non-cash impairment loss on one of the Company's preferred equity investments during the same period in 2024.

Noncontrolling Interest

For the years ended December 31, 2025 and 2024, the Company recognized net income attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership of $26.0 million and $6.2 million, respectively. The increase in 2025 as compared to 2024 was primarily attributed to the noncontrolling interests' share of the gain from the partial sale of four operating communities located in various markets and the sale of two operating communities located in Brooklyn, New York and Englewood, New Jersey during the year ended December 31, 2025, as compared to the sale of one operating community located in Arlington, Virginia in the same period of 2024.

Other depreciation and amortization

For the years ended December 31, 2025 and 2024, the Company recognized other depreciation and amortization of $25.9 million and $19.4 million, respectively. The increase of $6.5 million was primarily attributable to software transition related costs incurred during the year ended December 31, 2025, as compared to no software transition related costs during the year ended December 31, 2024.

Inflation

Inflation primarily impacts our results of operations as a result of wage pressures and increases in utilities and repair and maintenance costs. In addition, inflation could also impact our general and administrative expenses, the interest on our debt if variable or refinanced in a high-inflationary environment, our cost of capital, and our cost of development, redevelopment, maintenance or other operating activities. However, the majority of our apartment leases have initial terms of 12 months or less, which in an inflationary environment, and absent other factors such as increased

supply, generally enables us to compensate for inflationary effects by increasing rents on our apartment homes. Although an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases, we do not believe this had a material impact on our results for the year ended December 31, 2025.

Funds from Operations, Funds from Operations as Adjusted, and Adjusted Funds from Operations

Funds from Operations

Funds from operations ("FFO") attributable to common stockholders and unitholders is defined as *Net income/(loss) attributable to common stockholders* (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's ("Nareit") definition issued in April 2002 and restated in November 2018. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, Nareit created FFO as a supplemental measure of a REIT's operating performance. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance, and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs.

Funds from Operations as Adjusted

FFO as Adjusted ("FFOA") attributable to common stockholders and unitholders is defined as FFO excluding the impact of non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs, software transition related costs and legal and other costs.

Management believes that FFOA is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and enables investors to more easily compare our operating results with other REITs. FFOA is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. We believe that *Net income/(loss) attributable to common stockholders* is the most directly comparable GAAP financial measure to FFOA. However, other REITs may use different methodologies for calculating FFOA or similar FFO measures and, accordingly, our FFOA may not always be comparable to FFOA or similar FFO measures calculated by other REITs. FFOA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

Adjusted Funds from Operations

Adjusted FFO ("AFFO") attributable to common stockholders and unitholders is defined as FFOA less recurring capital expenditures on consolidated communities and the Company's proportionate share of recurring capital expenditures on unconsolidated partnerships and joint ventures, that are necessary to help preserve the value of and maintain functionality at our communities. Therefore, management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFOA.

AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. We believe that *Net income/(loss) attributable to common*

stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table outlines our reconciliation of *Net income/(loss) attributable to common stockholders* to FFO, FFOA, and AFFO for the years ended December 31, 2025, 2024, and 2023 (*dollars in thousands*):

	Year Ended December 31,		
	2025	2024	2023
Net income/(loss) attributable to common stockholders	**$ 372,865**	$ 84,750	$ 439,505
Real estate depreciation and amortization	**654,121**	676,068	676,419
Noncontrolling interests	**26,011**	6,292	30,135
Real estate depreciation and amortization on unconsolidated joint ventures	**51,829**	53,727	42,622
Impairment loss from unconsolidated joint ventures	**—**	8,083	—
Net (gain)/loss on consolidation	**(286)**	—	24,257
Net gain on the sale of depreciable real estate owned, net of tax	**(242,913)**	(16,867)	(349,993)
FFO attributable to common stockholders and unitholders, basic	**$ 861,627**	$ 812,053	$ 862,945
Distributions to preferred stockholders — Series E (Convertible)	**4,839**	4,835	4,848
FFO attributable to common stockholders and unitholders, diluted	**$ 866,466**	$ 816,888	$ 867,793
Income/(loss) per weighted average common share, diluted	**$ 1.13**	$ 0.26	$ 1.34
FFO per weighted average common share and unit, basic	**$ 2.44**	$ 2.30	$ 2.46
FFO per weighted average common share and unit, diluted	**$ 2.43**	$ 2.29	$ 2.45
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	**353,139**	353,283	351,175
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	**356,686**	356,957	354,422
Impact of adjustments to FFO:			
Variable upside participation on preferred equity investment, net	$ **—**	$ —	$ (204)
Legal and other costs	**13,479**	13,315	2,869
Realized and unrealized (gain)/loss on real estate technology investments, net of tax	**(4,040)**	(8,019)	(3,051)
Severance costs	**9,514**	10,556	4,164
Provision for loan loss	**—**	37,271	—
Software transition related costs	**9,263**	—	—
Casualty-related charges/(recoveries)	**11,682**	15,179	3,138
Total impact of adjustments to FFO	**$ 39,898**	$ 68,302	$ 6,916
FFOA attributable to common stockholders and unitholders, diluted	**$ 906,364**	$ 885,190	$ 874,709
FFOA per weighted average common share and unit, diluted	**$ 2.54**	$ 2.48	$ 2.47
Recurring capital expenditures, inclusive of unconsolidated joint ventures	**(113,756)**	(105,116)	(90,917)
AFFO attributable to common stockholders and unitholders, diluted	**$ 792,608**	$ 780,074	$ 783,792
AFFO per weighted average common share and unit, diluted	**$ 2.22**	$ 2.19	$ 2.21

The following table is our reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, reflected on the UDR Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023 *(shares in thousands):*

	Year Ended December 31,		
	2025	**2024**	**2023**
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	**353,139**	353,283	351,175
Weighted average number of OP/DownREIT Units outstanding	**(22,817)**	(23,993)	(22,410)
Weighted average number of common shares outstanding — basic per the Consolidated Statements of Operations	**330,322**	329,290	328,765
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	**356,686**	356,957	354,422
Weighted average number of OP/DownREIT Units outstanding	**(22,817)**	(23,993)	(22,410)
Weighted average number of Series E Cumulative Convertible Preferred shares outstanding	**(2,816)**	(2,848)	(2,908)
Weighted average number of common shares outstanding — diluted per the Consolidated Statements of Operations	**331,053**	330,116	329,104

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information required by this item is included in and incorporated by reference from Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and related financial information required to be filed are attached to this Report. Reference is made to page F-1 of this Report for the Index to Consolidated Financial Statements and Schedule of UDR, Inc.

Report of independent registered public accounting firm (PCAOB 00042); Ernst & Young LLP, Denver Colorado.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The disclosure controls and procedures of the Company are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and disclosed within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, our disclosure controls and procedures are designed to provide reasonable assurance that such disclosure controls and procedures will meet their objectives.

As of December 31, 2025, we carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Company of the effectiveness of the design and operation of

the disclosure controls and procedures of the Company. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the disclosure controls and procedures of the Company are effective at the reasonable assurance level described above.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 for the Company. Under the supervision and with the participation of the management, the Chief Executive Officer and Chief Financial Officer of the Company conducted an assessment of the effectiveness of the internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations (2013 Framework) (COSO). Based on such evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Report, has audited UDR, Inc.'s internal control over financial reporting as of December 31, 2025. The report of Ernst & Young LLP, which expresses an unqualified opinion on UDR, Inc.'s internal control over financial reporting as of December 31, 2025, is included under the heading "Report of Independent Registered Public Accounting Firm" of UDR, Inc. contained in this Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during the fourth fiscal quarter to which this Report relates that materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of the Company.

Item 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Approval and Adoption of UDR, Inc. Executive Severance Plan

On February 12, 2026, the Compensation and Management Development Committee (the "Compensation Committee") of UDR, Inc. (the "Company"), approved and adopted the UDR, Inc. Executive Severance Plan (the "Severance Plan") for executive officers of the Company selected by the Compensation Committee, including David Bragg, the Company's Senior Vice President – Chief Financial Officer and Michael Lacy, the Company's Senior Vice President – Chief Operating Officer. The Severance Plan is effective as of February 12, 2026. The Severance Plan is intended to benefit certain specified executives who are not parties to an employment agreement. The Company believes that the Severance Plan provides appropriate incentives and protections to these executive officers and, because the severance benefits are agreed to in advance, avoids the need for protracted negotiations in the event of termination of employment. The Severance Plan also includes certain restrictive covenants applicable to the executive officers that are intended to protect the Company and its shareholders.

The Severance Plan provides for payment of severance and other benefits to eligible executives in the event of a termination of employment with the Company without cause or following a constructive termination (each as defined in the Severance Plan and each, a "covered termination"), in each case, subject to the (i) executive's execution and non-revocation of a general release of claims in favor of the Company and (ii) continued compliance with the restrictive covenants related to post-employment non-solicitation and non-competition for 12 months following any termination of employment and indefinite covenants covering confidentiality and non-disparagement.

In the event of a covered termination, the Severance Plan provides for the following payments and benefits:

- the prior year's cash bonus, to the extent earned but not yet paid as of the date of termination;

- a lump-sum pro-rata cash bonus for the year of termination based on actual performance;

- a payment, in cash or an equivalent number of LTIP Units, equal to the sum of the executive's (x) annual base salary and (y) target annual bonus opportunity (the "severance amount") multiplied by the multiplier applicable to such executive (which is 1.5 for Messrs. Bragg and Lacy), payable in equal monthly installments over the applicable severance period (which is 18 months for Messrs. Bragg and Lacy);

- a cash payment in an amount equal to the total amount of the monthly COBRA insurance premiums for participation in the welfare benefit programs of the Company in which the executive participated as of the date of termination (the "welfare benefit"), payable for a period of up to 12 months (12 months for Messrs. Bragg and Lacy); and

- any unvested time-based equity awards (including performance-based awards that convert to time-based awards in connection with a change of control) will vest in full, and any unvested performance-based equity awards will vest at the greater of the target award or actual performance, if measurable, through the date of termination.

Notwithstanding the foregoing, in the event such covered termination occurs during the two-year period following a change of control (as defined in the Severance Plan), the Severance Plan provides for the following payments and benefits:

- the prior year's cash bonus, to the extent earned but not yet paid as of the date of termination;

- a lump-sum pro-rata cash bonus for the year of termination based on actual performance;

- the severance amount multiplied by the multiplier applicable to such executive (which is 2 for Messrs. Bragg and Lacy);

- the welfare benefit payable for a period of up to 18 months (18 months for Messrs. Bragg and Lacy); and

- any unvested time-based equity awards (including performance-based awards that convert to time-based awards in connection with a change of control) will vest in full, and any unvested performance-based equity awards will vest at the greater of the target award or actual performance, if measurable, through the date of termination.

The foregoing summary is qualified in its entirety by reference to the Severance Plan, a copy of which is filed herewith as Exhibit 10.33 and is incorporated herein by reference.

Item 9C. DISCLOSURE REGARDING FOREIGN JURSIDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors, executive officers and corporate governance required by Item 10 will be included in the Proxy Statement to be filed relating to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

We have a code of ethics for senior financial officers that applies to our principal executive officer, all members of our finance staff, including the principal financial officer, the principal accounting officer, the treasurer and the controller, our director of investor relations, our corporate secretary, and all other Company officers. We also have a code of business conduct and ethics that applies to all of our employees. Information regarding our codes is available on our website, www.udr.com, and is incorporated by reference to the information set forth under the heading "Corporate Governance Matters" in our definitive proxy statement for UDR's 2026 Annual Meeting of Stockholders. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our codes by posting such amendment or waiver on our website.

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company's directors, officers, other covered persons and the Company itself. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information concerning our executive compensation required by Item 11 will be included in the Proxy Statement to be filed relating to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters (including equity compensation plan information) required by Item 12 will be included in the Proxy Statement to be filed relating to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships, related transactions and director independence required by Item 13 will be included in the Proxy Statement to be filed relating to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning our principal accounting fees and services required by Item 14 will be included in the Proxy Statement to be filed relating to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements. See Index to Consolidated Financial Statements and Schedules of UDR, Inc. on page F-1 of this Report.

2. Financial Statement Schedules. See Index to Consolidated Financial Statements and Schedules of UDR, Inc. on page S-1 of this Report. All other schedules are omitted because they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

3. Exhibits. The exhibits filed with this Report are set forth in the Exhibit Index appearing immediately below.

EXHIBIT INDEX

The exhibits listed below are filed as part of this Report. References under the caption "Location" to exhibits or other filings indicate that the exhibit or other filing has been filed, that the indexed exhibit and the exhibit referred to are the same and that the exhibit referred to is incorporated by reference. Management contracts and compensatory plans or arrangements filed as exhibits to this Report are identified by an asterisk. The Commission file number for UDR, Inc.'s Exchange Act filings referenced below is 1-10524.

Exhibit	Description	Location
2.01	Partnership Interest Purchase and Exchange Agreement dated as of September 10, 1998, by and between UDR, Inc., United Dominion Realty, L.P., American Apartment Communities Operating Partnership, L.P., AAC Management LLC, Schnitzer Investment Corp., Fox Point Ltd. and James D. Klingbeil including as an exhibit thereto the proposed form of the Third Amended and Restated Limited Partnership Agreement of United Dominion Realty, L.P.	Exhibit 2(d) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 333-64281) filed with the Commission on September 25, 1998.
2.02	Agreement of Purchase and Sale dated as of August 13, 2004, by and between United Dominion Realty, L.P., a Delaware limited partnership, as Buyer, and Essex The Crest, L.P., a California limited partnership, Essex El Encanto Apartments, L.P., a California limited partnership, Essex Hunt Club Apartments, L.P., a California limited partnership, and the other signatories named as Sellers therein.	Exhibit 2.1 to UDR, Inc.'s Current Report on Form 8-K dated September 28, 2004 and filed with the Commission on September 29, 2004.
2.03	First Amendment to Agreement of Purchase and Sale dated as of September 29, 2004, by and between United Dominion Realty, L.P., a Delaware limited partnership, as Buyer, and Essex The Crest, L.P., a California limited partnership, Essex El Encanto Apartments, L.P., a California limited partnership, Essex Hunt Club Apartments, L.P., a California limited partnership, and the other signatories named as Sellers therein.	Exhibit 2.2 to UDR, Inc.'s Current Report on Form 8-K dated September 29, 2004 and filed with the Commission on October 5, 2004.

Exhibit	Description	Location
2.04	Second Amendment to Agreement of Purchase and Sale dated as of October 26, 2004, by and between United Dominion Realty, L.P., a Delaware limited partnership, as Buyer, and Essex The Crest, L.P., a California limited partnership, Essex El Encanto Apartments, L.P., a California limited partnership, Essex Hunt Club Apartments, L.P., a California limited partnership, and the other signatories named as Sellers therein.	Exhibit 2.3 to UDR, Inc.'s Current Report on Form 8-K/A dated September 29, 2004 and filed with the Commission on November 1, 2004.
2.05	Agreement of Purchase and Sale dated as of January 23, 2008, by and between UDR, Inc., United Dominion Realty, L.P., UDR Texas Properties LLC, UDR Western Residential, Inc., UDR South Carolina Trust, UDR Ohio Properties, LLC, UDR of Tennessee, L.P., UDR of NC, Limited Partnership, Heritage Communities L.P., Governour's Square of Columbus Co., Fountainhead Apartments Limited Partnership, AAC Vancouver I, L.P., AAC Funding Partnership III, AAC Funding Partnership II and DRA Fund VI LLC.	Exhibit 2.1 to UDR, Inc.'s Current Report on Form 8-K dated January 23, 2008 and filed with the Commission on January 29, 2008.
2.06	First Amendment to Agreement of Purchase and Sale dated as of February 14, 2008, by and between UDR, Inc., United Dominion Realty, L.P., UDR Texas Properties LLC, UDR Western Residential, Inc., UDR South Carolina Trust, UDR Ohio Properties, LLC, UDR of Tennessee, L.P., UDR of NC, Limited Partnership, Heritage Communities L.P., Governour's Square of Columbus Co., Fountainhead Apartments Limited Partnership, AAC Vancouver I, L.P., AAC Funding Partnership III, AAC Funding Partnership II and DRA Fund VI LLC.	Exhibit 2.2 to UDR, Inc.'s Current Report on Form 8-K/A dated March 3, 2008 and filed with the Commission on May 2, 2008.
2.07	Contribution Agreement by and among Home Properties, L.P., UDR, Inc., United Dominion Realty, L.P. and LSREF 4 Lighthouse Acquisitions, LLC, dated June 22, 2015 (UDR, Inc. and United Dominion Realty, L.P. have omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and shall furnish supplementally to the Commission copies of any of the omitted schedules and exhibits upon request by the Commission.)	Exhibit 2.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on June 22, 2015.
2.08	Amendment Agreement, dated as of August 27, 2015, by and among UDR, Inc., United Dominion Realty, L.P., Home Properties, Inc., Home Properties, L.P., LSREF4 Lighthouse Acquisitions, LLC LSREF4 Lighthouse Corporate Acquisitions, LLC and LSREF4 Lighthouse Operating Acquisitions, LLC.	Exhibit 2.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.
3.01	Articles of Restatement of UDR, Inc.	Exhibit 3.09 to UDR, Inc.'s Current Report on Form 8-K dated July 27, 2005 and filed with the Commission on August 1, 2005.

Exhibit	Description	Location
3.02	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated and filed with the State Department of Assessments and Taxation of the State of Maryland on March 14, 2007.	Exhibit 3.2 to UDR, Inc.'s Current Report on Form 8-K dated March 14, 2007 and filed with the Commission on March 15, 2007.
3.03	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated August 30, 2011 and filed with the State Department of Assessments and Taxation of the State of Maryland on August 31, 2011.	Exhibit 3.1 to UDR, Inc.'s Current Report on Form 8-K dated August 29, 2011 and filed with the Commission on September 1, 2011.
3.04	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated and filed with the State Department of Assessments and Taxation of the State of Maryland on May 24, 2018.	Exhibit 3.1 to UDR, Inc.'s Current Report on Form 8-K dated May 24, 2018 and filed with the SEC on May 29, 2018.
3.05	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated and filed with the State Department of Assessments and Taxation of the State of Maryland on July 27, 2021.	Exhibit 3.1 to UDR, Inc.'s Current Report on Form 8-K dated July 29, 2021 and filed with the SEC on July 29, 2021.
3.06	Articles Supplementary relating to UDR, Inc.'s 6.75% Series G Cumulative Redeemable Preferred Stock dated and filed with the State Department of Assessments and Taxation of the State of Maryland on May 30, 2007.	Exhibit 3.4 to UDR, Inc.'s Form 8-A Registration Statement dated and filed with the Commission on May 30, 2007.
3.07	Amended and Restated Bylaws of UDR, Inc. (as amended through May 24, 2018).	Exhibit 3.6 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.
4.01	Form of UDR, Inc. Common Stock Certificate.	Exhibit 4.1 to UDR, Inc.'s Current Report on Form 8-K dated March 14, 2007 and filed with the Commission on March 15, 2007.
4.02	Senior Indenture dated as of November 1, 1995, by and between UDR, Inc. and First Union National Bank of Virginia, N.A., as trustee.	Exhibit 4(ii)(h)(1) to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
4.03	Supplemental Indenture dated as of June 11, 2003, by and between UDR, Inc. and Wachovia Bank, National Association, as trustee.	Exhibit 4.03 to UDR, Inc.'s Current Report on Form 8-K dated June 17, 2004 and filed with the Commission on June 18, 2004.
4.04	Subordinated Indenture dated as of August 1, 1994 by and between UDR, Inc. and Crestar Bank, as trustee.	Exhibit 4(i)(m) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 33-64725) filed with the Commission on November 15, 1995.
4.05	Form of UDR, Inc. Senior Debt Security.	Exhibit 4(i)(n) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 33-64725) filed with the Commission on November 15, 1995.
4.06	Form of UDR, Inc. Subordinated Debt Security.	Exhibit 4(i)(p) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 33-55159) filed with the Commission on August 19, 1994.

Exhibit	Description	Location
4.07	Form of UDR, Inc. Fixed Rate Medium-Term Note, Series A.	Exhibit 4.01 to UDR, Inc.'s Current Report on Form 8-K dated March 20, 2007 and filed with the Commission on March 22, 2007.
4.08	Form of UDR, Inc. Floating Rate Medium-Term Note, Series A.	Exhibit 4.02 to UDR, Inc.'s Current Report on Form 8-K dated March 20, 2007 and filed with the Commission on March 22, 2007.
4.09	Indenture dated as of April 1, 1994, by and between UDR, Inc. and Nationsbank of Virginia, N.A., as trustee.	Exhibit 4(ii)(f)(1) to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
4.10	Supplemental Indenture dated as of August 20, 2009, by and between UDR, Inc. and U.S. Bank National Association, as trustee, to UDR, Inc.'s Indenture dated as of April 1, 1994.	Exhibit 4.1 to UDR, Inc.'s Current Report on Form 8-K dated August 20, 2009 and filed with the Commission on August 21, 2009.
4.11	Guaranty of United Dominion Realty, L.P. with respect to UDR, Inc.'s Indenture dated as of November 1, 1995.	Exhibit 99.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on September 30, 2010.
4.12	Guaranty of United Dominion Realty, L.P. with respect to UDR, Inc.'s Indenture dated as of October 12, 2006.	Exhibit 99.2 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on September 30, 2010.
4.13	First Supplemental Indenture among UDR, Inc., United Dominion Realty, L.P. and U.S. Bank National Association, as Trustee, dated as of May 3, 2011, relating to UDR, Inc.'s Medium-Term Notes, Series A, due Nine Months or More from Date of Issue.	Exhibit 4.1 to UDR, Inc.'s Current Report on Form 8-K filed with the Commission on May 4, 2011.
4.14	UDR, Inc. 2.950% Medium-Term Note, Series A due September 2026, issued August 23, 2016.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
4.15	UDR, Inc. 3.500% Medium-Term Note, Series A due July 2027, issued June 16, 2017.	Exhibit 10.2 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.
4.16	UDR, Inc. 3.500% Medium-Term Note, Series A due January 2028, issued December 13, 2017.	Exhibit 4.21 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2017.
4.17	UDR, Inc. 4.400% Medium-Term Note, Series A due January 2029, issued October 26, 2018.	Exhibit 4.21 to UDR, Inc's Annual Report on Form 10-K for the year ended December 31, 2018.
4.18	UDR, Inc. 3.200% Medium-Term Note, Series A due January 2030, issued July 2, 2019.	Exhibit 4.1 to UDR, Inc's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.
4.19	UDR, Inc. 3.000% Medium-Term Note, Series A due August 2031, issued August 15, 2019.	Exhibit 4.2 to UDR, Inc's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

Exhibit	Description	Location
4.20	UDR, Inc. 3.100% Medium-Term Note, Series A due November 2034, issued October 11, 2019.	Exhibit 4.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
4.21	UDR, Inc. 3.200% Medium-Term Note, Series A due January 2030, issued October 11, 2019.	Exhibit 4.23 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
4.22	Description of UDR, Inc's Securities.	Exhibit 4.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2021.
4.23	UDR, Inc. 3.200% Medium-Term Note, Series A due January 2030, issued February 28, 2020.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
4.24	UDR, Inc. 2.100% Medium-Term Note, Series A due August 2032, issued July 21, 2020.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.
4.25	UDR, Inc. 1.900% Medium-Term Note, Series A due March 2033, issued December 14, 2020.	Exhibit 4.26 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.
4.26	UDR, Inc. 2.100% Medium-Term Note, Series A due June 2033, issued February 26, 2021.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.
4.27	UDR, Inc. 3.000% Medium-Term Note, Series A due August 2031, issued September 24, 2021.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.
4.28	UDR, Inc. 5.125% Medium-Term Note, Series A due September 1, 2034, issued August 15, 2024.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.
10.01*	UDR, Inc. 1999 Long-Term Incentive Plan (as amended and restated February 19, 2024).	Exhibit 10.1 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023.
10.02*	Form of UDR, Inc. Restricted Stock Award Agreement under the 1999 Long-Term Incentive Plan.	Exhibit 10.2 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
10.03*	Form of UDR, Inc. Restricted Stock Award Agreement for awards outside of the 1999 Long-Term Incentive Plan.	Exhibit 99.3 to UDR, Inc.'s Current Report on Form 8-K dated March 19, 2007 and filed with the Commission on March 19, 2007.
10.04*	Description of UDR, Inc. Shareholder Value Plan.	Exhibit 10(x) to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.
10.05*	Description of UDR, Inc. Executive Deferral Plan.	Exhibit 10(xi) to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.

Exhibit	Description	Location
10.06*	Indemnification Agreement by and between UDR, Inc. and each of its directors and executive officers (as defined in Exchange Act Rule 3b-7).	Exhibit 10.2 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.
10.07	Subordination Agreement dated as of April 16, 1998, by and between UDR, Inc. and United Dominion Realty, L.P.	Exhibit 10(vi)(a) to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
10.08	Third Amended and Restated Distribution Agreement among UDR, Inc., United Dominion Realty, L.P., as Guarantor, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC, as Agents, dated September 1, 2011, with respect to the issue and sale by UDR, Inc. of its Medium-Term Notes, Series A Due Nine Months or More From Date of Issue.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on September 1, 2011.
10.09	Amendment No. 1, dated July 29, 2014, to the Third Amended and Restated Distribution Agreement among UDR, Inc., United Dominion Realty, L.P., as Guarantor, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC, as Agents, dated September 1, 2011, with respect to the issue and sale by UDR, Inc. of its Medium-Term Notes, Series A Due Nine Months or More From Date of Issue.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated July 29, 2014 and filed with the Commission on July 31, 2014.
10.10	Amendment No. 2, dated April 27, 2017, to the Third Amended and Restated Distribution Agreement, dated September 1, 2011 and as amended July 29, 2014, among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Wells Fargo Securities, LLC, as Agents, with respect to the issue and sale by UDR, Inc. of its Medium Term Notes, Series A Due Nine Months or More From Date of Issue.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated April 27, 2017 and filed with the Commission on April 27, 2017.
10.11	Amendment No. 3, dated May 7, 2020, to the Third Amended and Restated Distribution Agreement, dated September 1, 2011 and as amended July 29, 2014 and April 27, 2017.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on May 7, 2020.
10.12	Amendment No. 4, dated February 14, 2023, to the Third Amended and Restated Distribution Agreement, dated September 1, 2011 and as amended July 29, 2014, April 27, 2017 and May 7, 2020.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on February 14, 2023.
10.13	Second Amended and Restated Credit Agreement, dated as of September 15, 2021, by and among UDR, Inc., as borrower, and the lenders and agents party thereto.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated September 15, 2021 and filed with the SEC on September 15, 2021.

Exhibit	Description	Location
10.14	First Amendment to Second Amended and Restated Credit Agreement, dated as of September 19, 2022, by and among UDR, Inc., as borrower, and the lenders and agents party thereto.	Exhibit 10.2 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.
10.15	Second Amendment to Second Amended and Restated Credit Agreement, dated as of August 14, 2024, by and among UDR, Inc., as borrower, and the lenders and agents party thereto.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated August 14, 2024 and filed with the Commission on August 19, 2024.
10.16	Third Amendment to Second Amended and Restated Credit Agreement, dated as of September 25, 2025, by and among UDR, Inc., as borrower, and the lenders and agents party thereto.	Exhibit 10.3 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.
10.17	Guaranty of United Dominion Realty, L.P., dated as of September 15, 2021, with respect to the Credit Agreement, dated as of September 15, 2021.	Exhibit 10.2 to UDR, Inc.'s Current Report on Form 8-K dated September 15, 2021 and filed with the SEC on September 15, 2021.
10.18	Amended and Restated Aircraft Time Sharing Agreement dated as of February 18, 2019, by and between UDR, Inc. and Thomas W. Toomey.	Exhibit 10.15 to UDR, Inc's Annual Report on Form 10-K for the year ended December 31, 2018.
10.19	Agreement of Limited Partnership of UDR Lighthouse DownREIT L.P., dated as of October 5, 2015, as amended.	Exhibit 10.21 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015.
10.20*	Class 1 LTIP Unit Award Agreement.	Exhibit 10.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015.
10.21*	Notice of Class 2 LTIP Unit Award.	Exhibit 10.16 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
10.22*	Notice of Restricted Stock Unit Award.	Exhibit 10.17 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
10.23*	Letter Agreement, between UDR, Inc. and Warren L. Troupe (including the related release agreement and consulting agreement as exhibits thereto), dated December 31, 2019.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated December 31, 2019 and filed with the Commission on January 3, 2020.
10.24*	Letter Agreement, between UDR, Inc. and Jerry A. Davis (including the related release agreement and Consulting Agreement as exhibits thereto), dated December 16, 2020.	Exhibit 10.2 to UDR Inc.'s Current Report on Form 8-K dated and filed with the Commission on December 16, 2020.
10.25*	Class 1 Performance LTIP Unit Award Agreement.	Exhibit 10.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.
10.26*	Class 2 Performance LTIP Unit Award Agreement.	Exhibit 10.23 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.

Exhibit	Description	Location
10.27*	Class 2 Performance LTIP Unit Award Agreement, STI.	Exhibit 10.24 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.
10.28	Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of October 29, 2025.	Exhibit 10.4 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.
10.29*	Form of UDR, Inc. Stock Option Agreement.	Exhibit 10.37 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2021.
10.30*	Executive Agreement by and between UDR, Inc. and Thomas W. Toomey, dated February 15, 2024.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated February 15, 2024 and filed with the Commission on February 20, 2024.
10.31*	Letter Agreement by and between UDR, Inc. and Harry G. Alcock, dated March 14, 2024.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on March 14, 2024.
10.32*	Separation Agreement, between UDR, Inc. and Joseph D. Fisher, dated September 2, 2025.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on September 2, 2025.
10.33*	UDR, Inc. Executive Severance Plan.	Filed herewith.
19	Amended and Restated Insider Trading Compliance Program.	Exhibit 19 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024.
21	Subsidiaries of UDR, Inc.	Filed herewith.
22	List of Guarantor Subsidiaries of UDR, Inc.	Exhibit 22.1 to UDR Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.
23	Consent of Independent Registered Public Accounting Firm for UDR, Inc.	Filed herewith.
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer of UDR, Inc.	Filed herewith.
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer of UDR, Inc.	Filed herewith.
32.1	Section 1350 Certification of the Chief Executive Officer of UDR, Inc.	Filed herewith.
32.2	Section 1350 Certification of the Chief Financial Officer of UDR, Inc.	Filed herewith.
97.1	UDR, Inc. Recoupment Policy.	Exhibit 97.1 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023.

Exhibit	Description	Location
101	Inline XBRL (Extensible Business Reporting Language). The following materials from this Annual Report on Form 10-K for the period ended December 31, 2025, formatted in Inline XBRL: (i) consolidated balance sheets of UDR, Inc., (ii) consolidated statements of operations of UDR, Inc., (iii) consolidated statements of comprehensive income/(loss) of UDR, Inc., (iv) consolidated statements of changes in equity of UDR, Inc., (v) consolidated statements of cash flows of UDR, Inc., and (vi) notes to consolidated financial statements of UDR, Inc. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.	Filed herewith.

* *Management Contract or Compensatory Plan or Arrangement*

Item 16. FORM 10-K SUMMARY

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UDR, Inc.

Date: February 17, 2026

By: /s/ Thomas W. Toomey
Thomas W. Toomey
Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below on February 17, 2026 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Thomas W. Toomey	/s/ Katherine A. Cattanach
Thomas W. Toomey	Katherine A. Cattanach
Chairman of the Board, President and	Director
Chief Executive Officer	
(Principal Executive Officer)	
/s/ David D. Bragg	/s/ Richard B. Clark
David D. Bragg	Richard B. Clark
Senior Vice President - Chief Financial Officer	Director
(Principal Financial Officer)	
/s/ Tracy L. Hofmeister	/s/ Ellen M. Goitia
Tracy L. Hofmeister	Ellen M. Goitia
Senior Vice President – Chief Accounting Officer	Director
(Principal Accounting Officer)	
/s/ Jon A. Grove	/s/ Mary Ann King
Jon A. Grove	Mary Ann King
Lead Independent Director	Director
	/s/ Robert A. McNamara
	Robert A. McNamara
	Director
	/s/ Diane M. Morefield
	Diane M. Morefield
	Director
	/s/ Kevin C. Nickelberry
	Kevin C. Nickelberry
	Director
	/s/ Mark R. Patterson
	Mark R. Patterson
	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of UDR, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UDR, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indicators of Impairment of Real Estate Owned and Investment in Unconsolidated Joint Ventures

Description of the Matter	At December 31, 2025, the Company's real estate owned, net and investment in and advances to unconsolidated joint ventures, net were approximately $9.1 billion and $886.5 million, respectively. As more fully described in Note 2 to the consolidated financial statements, the Company periodically evaluates these assets for indicators of impairment, and this includes, among other things, judgments based on factors such as operational performance, market conditions, the Company's intent and ability to hold each asset, as well as any significant cost overruns on development properties. During 2025, the Company did not recognize an impairment related to real estate owned, net or any other than temporary impairments related to its investment in unconsolidated joint ventures.

Auditing the Company's evaluation for indicators of impairment was complex due to the subjectivity involved in the identification of events or changes in circumstances that may indicate an impairment of its real estate owned or that the value of its investment in and advances to unconsolidated joint ventures may be other than temporarily impaired. Differences or changes in these judgments could have a material impact on the Company's analysis.

How We Addressed the Matter in Our Audit	We tested the Company's internal controls over the asset impairment evaluation process. This included testing controls over management's determination and review of the considerations used in the impairment indicator analysis. Our procedures with regard to the Company's evaluation for indicators of impairment included, among others, testing the completeness and accuracy of management's impairment analysis and evaluating management's judgments determining whether indicators of impairment were present. For example, we performed inquiries of management, considered historical operating results and current market conditions, performed an independent assessment using both internally and externally available information, and read the minutes of the meetings of the Board of Directors.

/s/ Ernst & Young LLP

We have served as the Company's auditor since at least 1984, but we are unable to determine the specific year.

Denver, Colorado

February 17, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of UDR, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited UDR, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UDR, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Denver, Colorado

February 17, 2026

UDR, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2025	December 31, 2024
ASSETS		
Real estate owned:		
Real estate held for investment	$ 16,415,000	$ 15,994,794
Less: accumulated depreciation	(7,374,546)	(6,836,920)
Real estate held for investment, net	9,040,454	9,157,874
Real estate under development (net of accumulated depreciation of $0 and $0, respectively)	72,885	—
Real estate held for disposition (net of accumulated depreciation of $0 and $64,106, respectively)	—	154,463
Total real estate owned, net of accumulated depreciation	9,113,339	9,312,337
Cash and cash equivalents	1,222	1,326
Restricted cash	35,710	34,101
Notes receivable, net	149,979	247,849
Investment in and advances to unconsolidated joint ventures, net	886,492	917,483
Operating lease right-of-use assets	187,624	186,997
Other assets	231,308	197,493
Total assets	$ 10,605,674	$ 10,897,586
LIABILITIES AND EQUITY		
Liabilities:		
Secured debt, net	$ 961,180	$ 1,139,331
Unsecured debt, net	4,860,189	4,687,634
Operating lease liabilities	182,963	182,275
Real estate taxes payable	45,640	46,403
Accrued interest payable	51,698	52,631
Security deposits and prepaid rent	61,205	61,592
Distributions payable	151,934	151,720
Accounts payable, accrued expenses, and other liabilities	142,102	115,105
Total liabilities	6,456,911	6,436,691
Commitments and contingencies (Note 15)		
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	859,966	1,017,355
Equity:		
Preferred stock, no par value; 50,000,000 shares authorized at December 31, 2025 and December 31, 2024:		
8.00% Series E Cumulative Convertible; 2,600,678 and 2,600,678 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	43,192	43,192
Series F; 10,105,845 and 10,424,485 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	1	1
Common stock, $0.01 par value; 450,000,000 shares authorized at December 31, 2025 and December 31, 2024:		
328,273,044 and 330,858,719 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	3,283	3,309
Additional paid-in capital	7,480,594	7,572,480
Distributions in excess of net income	(4,240,268)	(4,179,415)
Accumulated other comprehensive income/(loss), net	1,660	3,638
Total stockholders' equity	3,288,462	3,443,205
Noncontrolling interests	335	335
Total equity	3,288,797	3,443,540
Total liabilities and equity	$ 10,605,674	$ 10,897,586

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2025	2024	2023
REVENUES:			
Rental income	$ 1,700,956	$ 1,663,525	$ 1,620,658
Joint venture management and other fees	11,361	8,317	6,843
Total revenues	1,712,317	1,671,842	1,627,501
OPERATING EXPENSES:			
Property operating and maintenance	304,971	292,572	273,736
Real estate taxes and insurance	233,817	232,130	232,152
Property management	55,281	54,065	52,671
Other operating expenses	30,734	30,416	20,222
Real estate depreciation and amortization	654,121	676,068	676,419
General and administrative	85,104	84,305	69,929
Casualty-related charges/(recoveries), net	11,682	15,179	3,138
Other depreciation and amortization	25,914	19,405	15,419
Total operating expenses	1,401,624	1,404,140	1,343,686
Gain/(loss) on sale of real estate owned	242,913	16,867	351,193
Operating income	553,606	284,569	635,008
Income/(loss) from unconsolidated entities	28,388	20,235	4,693
Interest expense	(196,619)	(195,712)	(180,866)
Interest income and other income/(expense), net	19,175	(12,336)	17,759
Income/(loss) before income taxes	404,550	96,756	476,594
Tax (provision)/benefit, net	(835)	(879)	(2,106)
Net income/(loss)	403,715	95,877	474,488
Net (income)/loss attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	(25,965)	(6,246)	(30,104)
Net (income)/loss attributable to noncontrolling interests	(46)	(46)	(31)
Net income/(loss) attributable to UDR, Inc.	377,704	89,585	444,353
Distributions to preferred stockholders — Series E (Convertible)	(4,839)	(4,835)	(4,848)
Net income/(loss) attributable to common stockholders	$ 372,865	$ 84,750	$ 439,505
Income/(loss) per weighted average common share:			
Basic	$ 1.13	$ 0.26	$ 1.34
Diluted	$ 1.13	$ 0.26	$ 1.34
Weighted average number of common shares outstanding:			
Basic	330,322	329,290	328,765
Diluted	331,053	330,116	329,104

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income/(loss)	$ **403,715**	$ 95,877	$ 474,488
Other comprehensive income/(loss), including portion attributable to noncontrolling interests:			
Other comprehensive income/(loss) - derivative instruments:			
Unrealized holding gain/(loss)	**715**	5,988	3,872
(Gain)/loss reclassified into earnings from other comprehensive income/(loss)	**(2,846)**	(7,333)	(7,533)
Other comprehensive income/(loss), including portion attributable to noncontrolling interests	**(2,131)**	(1,345)	(3,661)
Comprehensive income/(loss)	**401,584**	94,532	470,827
Comprehensive (income)/loss attributable to noncontrolling interests	**(25,858)**	(6,223)	(29,904)
Comprehensive income/(loss) attributable to UDR, Inc.	$ **375,726**	$ 88,309	$ 440,923

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands, except per share data)

	Preferred Stock	Common Stock	Paid-in Capital	Distributions in Excess of Net Income	Accumulated Other Comprehensive Income/(Loss), net	Noncontrolling Interests	Total
Balance at December 31, 2022	$ 44,615	$ 3,290	$ 7,493,423	$ (3,451,587)	$ 8,344	$ 210	$ 4,098,295
Net income/(loss) attributable to UDR, Inc.	—	—	—	444,353	—	—	444,353
Other comprehensive income/(loss)	—	—	—	—	(3,430)	—	(3,430)
Issuance/(forfeiture) of common and restricted shares, net	—	2	6,558	—	—	—	6,560
Issuance of common shares through public offering, net	—	—	(551)	—	—	—	(551)
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership and DownREIT Partnership	—	4	18,790	—	—	—	18,794
Common stock distributions declared ($1.68 per share)	—	—	—	(553,021)	—	—	(553,021)
Repurchase of common shares	—	(6)	(25,003)	—	—	—	(25,009)
Preferred stock distributions declared-Series E ($1.8192 per share)	—	—	—	(4,848)	—	—	(4,848)
Adjustment to reflect redemption value of redeemable noncontrolling interests	—	—	—	10,211	—	—	10,211
Balance at December 31, 2023	$ 44,615	$ 3,290	$ 7,493,217	$ (3,554,892)	$ 4,914	$ 210	$ 3,991,354
Net income/(loss) attributable to UDR, Inc.	—	—	—	89,585	—	—	89,585
Other comprehensive income/(loss)	—	—	—	—	(1,276)	—	(1,276)
Issuance/(forfeiture) of common and restricted shares, net	—	1	5,119	—	—	—	5,120
Issuance of common shares through public offering, net	—	—	(456)	—	—	—	(456)
Conversion of Series E Cumulative Convertible shares	(1,422)	1	1,421	—	—	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership and DownREIT Partnership	—	17	73,179	—	—	—	73,196
Contribution of noncontrolling interests in consolidated real estate	—	—	—	—	—	125	125
Common stock distributions declared ($1.70 per share)	—	—	—	(560,911)	—	—	(560,911)
Preferred stock distributions declared-Series E ($1.8408 per share)	—	—	—	(4,835)	—	—	(4,835)
Adjustment to reflect redemption value of redeemable noncontrolling interests	—	—	—	(148,362)	—	—	(148,362)
Balance at December 31, 2024	$ 43,193	$ 3,309	$ 7,572,480	$ (4,179,415)	$ 3,638	$ 335	$ 3,443,540
Net income/(loss) attributable to UDR, Inc.	—	—	—	377,704	—	—	377,704
Other comprehensive income/(loss)	—	—	—	—	(1,978)	—	(1,978)
Issuance/(forfeiture) of common and restricted shares, net	—	2	10,556	—	—	—	10,558
Issuance of common shares through public offering, net	—	—	(463)	—	—	—	(463)
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership and DownREIT Partnership	—	4	15,800	—	—	—	15,804
Common stock distributions declared ($1.72 per share)	—	—	—	(568,406)	—	—	(568,406)
Repurchase of common shares	—	(32)	(117,779)	—	—	—	(117,811)
Preferred stock distributions declared-Series E ($1.86 per share)	—	—	—	(4,839)	—	—	(4,839)
Adjustment to reflect redemption value of redeemable noncontrolling interests	—	—	—	134,688	—	—	134,688
Balance at December 31, 2025	$ 43,193	$ 3,283	$ 7,480,594	$ (4,240,268)	$ 1,660	$ 335	$ 3,288,797

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except for share data)

		Year Ended December 31,				
		2025		2024		2023
Operating Activities						
Net income/(loss)	$	403,715	$	95,877	$	474,488
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:						
Depreciation and amortization		680,035		695,473		691,838
(Gain)/loss on sale of real estate owned		(242,913)		(16,867)		(351,193)
(Income)/loss from unconsolidated entities		(28,388)		(20,235)		(4,693)
Return on investment in unconsolidated joint ventures and partnerships		53,918		61,315		15,944
Amortization of share-based compensation		26,484		32,625		32,896
Provision/(recovery) for credit losses		(213)		37,456		702
Other		32,509		27,107		9,089
Changes in operating assets and liabilities:						
(Increase)/decrease in operating assets		(8,372)		(31,144)		(33,579)
Increase/(decrease) in operating liabilities		(13,888)		(4,759)		(2,828)
Net cash provided by/(used in) operating activities		902,887		876,848		832,664
Investing Activities						
Acquisition of real estate assets		(147,171)		—		(17,848)
Proceeds from sales of real estate investments, net		373,545		98,650		325,767
Development of real estate assets		(43,695)		(67,532)		(155,875)
Capital expenditures and other major improvements — real estate assets		(252,857)		(249,886)		(295,440)
Capital expenditures — non-real estate assets		(36,084)		(21,801)		(16,907)
Investment in unconsolidated joint ventures and partnerships		(83,031)		(50,335)		(71,395)
Distributions received from unconsolidated joint ventures and partnerships		150,303		41,097		14,399
Proceeds from sale of equity securities		—		4,624		14,471
Purchase deposits on pending acquisitions		—		1,000		(1,000)
Repayment/(issuance) of notes receivable, net		(112,000)		(32,168)		(85,310)
Net cash provided by/(used in) investing activities		(150,990)		(276,351)		(289,138)
Financing Activities						
Payments on secured debt		(178,323)		(137,971)		(1,244)
Payments on unsecured debt		—		(15,644)		—
Net proceeds from the issuance of unsecured debt		—		296,929		—
Net proceeds/(repayment) of commercial paper		155,100		(118,175)		108,075
Net proceeds/(repayment) of revolving bank debt		17,020		4,768		(23,425)
Repurchase of common shares		(117,811)		—		(25,009)
Distributions paid to redeemable noncontrolling interests		(39,702)		(42,798)		(35,582)
Distributions paid to preferred stockholders		(4,830)		(4,851)		(4,770)
Distributions paid to common stockholders		(567,864)		(558,482)		(539,852)
Other		(13,982)		(23,712)		(17,047)
Net cash provided by/(used in) financing activities		(750,392)		(599,936)		(538,854)
Net increase/(decrease) in cash, cash equivalents, and restricted cash		1,505		561		4,672
Cash, cash equivalents, and restricted cash, beginning of year		35,427		34,866		30,194
Cash, cash equivalents, and restricted cash, end of period	$	36,932	$	35,427	$	34,866
Supplemental Information:						
Interest paid during the period, net of amounts capitalized	$	190,511	$	192,101	$	184,201
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases		12,608		12,502		12,502
Cash paid/(refunds received) for income taxes		1,373		1,044		1,911
Non-cash transactions:						
Secured debt assumed upon acquisition of real estate assets	$	—	$	—	$	191,737
OP Units issued for real estate, net		—		—		141,359
Notes receivable settled in exchange for real estate owned		180,700		—		—
Conversion of note receivable to equity securities		42,807		—		—
Development costs and capital expenditures incurred, but not yet paid		28,924		15,188		39,080
Conversion of Operating Partnership and DownREIT Partnership noncontrolling interests to common stock (382,991 shares; 1,703,570 shares; and 470,800 shares)		15,804		73,196		18,794
Distribution of equity securities from unconsolidated real estate technology investments		—		—		7,749
Right-of-use assets obtained in exchange for operating lease liabilities remeasurement		4,422		—		—
Contribution of operating properties to unconsolidated joint venture		60,355		—		258,056

UDR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
(In thousands, except for share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Transfer of preferred equity investment to note receivable	**—**	—	73,453
Dividends declared, but not yet paid	**151,934**	151,720	149,600
The following reconciles cash, cash equivalents, and restricted cash to amounts as shown above:			
Cash, cash equivalents, and restricted cash, beginning of year:			
Cash and cash equivalents	**$ 1,326**	$ 2,922	$ 1,193
Restricted cash	**34,101**	31,944	29,001
Total cash, cash equivalents, and restricted cash as shown above	**$ 35,427**	$ 34,866	$ 30,194
Cash, cash equivalents, and restricted cash, end of period:			
Cash and cash equivalents	**$ 1,222**	$ 1,326	$ 2,922
Restricted cash	**35,710**	34,101	31,944
Total cash, cash equivalents, and restricted cash as shown above	**$ 36,932**	$ 35,427	$ 34,866

See accompanying notes to consolidated financial statements.

1. CONSOLIDATION AND BASIS OF PRESENTATION

Organization and Formation

UDR, Inc. ("UDR," the "Company," "we," or "our") is a self-administered real estate investment trust, or REIT, that owns, operates, acquires, renovates, develops, redevelops, and manages apartment communities in targeted markets located in the United States. At December 31, 2025, our consolidated apartment portfolio consisted of 165 communities with a total of 55,240 apartment homes located in 21 markets. In addition, the Company has an ownership interest in 12,167 completed or to-be-completed apartment homes through unconsolidated joint ventures or partnerships, including 6,766 apartment homes owned by entities in which we hold preferred equity investments.

Basis of Presentation

The accompanying consolidated financial statements of UDR include its wholly-owned and/or controlled subsidiaries (see Note 4, *Variable Interest Entities* and Note 5, *Joint Ventures and Partnerships*, for further discussion). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of UDR and its subsidiaries, including United Dominion Realty, L.P. (the "Operating Partnership" or the "OP") and UDR Lighthouse DownREIT L.P. (the "DownREIT Partnership"). As of December 31, 2025 and 2024, there were 190.1 million and 189.8 million units, respectively, in the Operating Partnership ("OP Units") outstanding, of which 176.6 million, or 92.9% and 176.6 million, or 93.0%, respectively, were owned by UDR and 13.5 million, or 7.1% and 13.2 million, or 7.0%, respectively, were owned by outside limited partners. As of December 31, 2025 and 2024, there were 32.4 million units in the DownREIT Partnership ("DownREIT Units") outstanding, of which 23.3 million, or 71.9% and 23.0 million, or 71.0%, respectively, were owned by UDR and its subsidiaries and 9.1 million, or 28.1% and 9.4 million, or 29.0%, respectively, were owned by outside limited partners. The consolidated financial statements of UDR include the noncontrolling interests of the unitholders in the Operating Partnership and DownREIT Partnership.

The Company evaluated subsequent events through the date its financial statements were issued. No significant recognized or non-recognized subsequent events were noted other than those in Note 5, *Joint Ventures and Partnerships*.

2. SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, *Disaggregation of Income Statement Expenses,* which requires disclosure of additional information about specific cost and expense categories in the notes to the financial statements. The ASU may be applied either prospectively or retrospectively and is effective for the Company for the year ended December 31, 2027, and interim reporting periods commencing in 2028. The Company is currently evaluating the effect that the ASU will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures*, which requires disclosure enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. The ASU became effective for the Company for the year ended December 31, 2025. The Company adopted the ASU, however, the updated standard did not have a material impact on the consolidated financial statements and related disclosures.

Real Estate

Real estate assets held for investment are carried at historical cost and consist of land, land improvements, buildings and improvements, furniture, fixtures and equipment and other costs incurred during their development, acquisition and redevelopment.

Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to the acquisition and/or improvement of real estate assets are capitalized and depreciated over their estimated useful lives if the expenditures qualify as a betterment or the life of the related asset will be substantially extended beyond the original life expectancy.

UDR purchases real estate investment properties and records the tangible and identifiable intangible assets and liabilities acquired based on their estimated fair value. The primary, although not only, identifiable intangible asset associated with our portfolio is the value of existing lease agreements. When recording the acquisition of a community, we first assign fair value to the estimated intangible value of the existing lease agreements and then to the estimated value of the land, building and fixtures assuming the community is vacant. The Company estimates the intangible value of the lease agreements by determining the lost revenue associated with a hypothetical lease-up. Depreciation on the building is based on the expected useful life of the asset and the in-place leases are amortized over their remaining average contractual life. Property acquisition costs are capitalized as incurred if the acquisition does not meet the definition of a business.

Quarterly or when changes in circumstances warrant, UDR will assess our real estate properties for indicators of impairment. The judgments regarding the existence of impairment indicators are based on certain factors. Such factors include, among other things, operational performance, market conditions, the Company's intent and ability to hold the related asset, as well as any significant cost overruns on development properties.

If a real estate property has indicators of impairment, we assess whether the long-lived asset's carrying value exceeds the community's undiscounted future cash flows, which is representative of projected net operating income ("NOI") plus the residual value of the community. Our future cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. If such indicators of impairment are present and the carrying value exceeds the undiscounted cash flows of the community, an impairment loss is recognized equal to the excess of the carrying amount of the asset over its estimated fair value. Our estimates of fair value represent our best estimate based primarily upon unobservable inputs related to rental rates, operating costs, growth rates, discount rates, capitalization rates, industry trends and reference to market rates and transactions.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are actively marketed or contracted for sale with the closing expected to occur within the next twelve months. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

For the years ended December 31, 2025, 2024 and 2023, we did not record any impairments on our real estate properties.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 30 to 55 years for buildings, 10 to 35 years for major improvements, and 3 to 10 years for furniture, fixtures, equipment, and other assets.

Predevelopment, development, and redevelopment projects and related costs are capitalized and reported on the Consolidated Balance Sheets as *Total real estate owned, net of accumulated depreciation*. The Company capitalizes costs directly related to the predevelopment, development, and redevelopment of a capital project, which include, but are not limited to, interest, real estate taxes, insurance, and allocated development and redevelopment overhead related to support costs for personnel working on the capital projects. We use our professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress and such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. These costs, excluding the direct costs of development and redevelopment and capitalized interest, for the years ended December 31, 2025, 2024, and 2023 were $6.8 million, $15.1 million and $13.1 million, respectively. During the years ended December 31, 2025,

2024, and 2023, total interest capitalized was $8.6 million, $9.3 million and $10.1 million, respectively. As each home in a capital project is completed and becomes available for lease-up, the Company ceases capitalization on the related portion and depreciation commences over the estimated useful life.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term, highly liquid investments. We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The majority of the Company's cash and cash equivalents are held at major commercial banks.

Restricted Cash

Restricted cash primarily consists of escrow deposits held by lenders for real estate taxes, insurance and replacement reserves, and security deposits.

Real Estate Sales Gain Recognition

For sale transactions resulting in a transfer of a controlling financial interest of a property, the Company generally derecognizes the related assets and liabilities from its Consolidated Balance Sheets and records the gain or loss in the period in which the transfer of control occurs. If control of the property has not been transferred by the Company, the criteria for derecognition are not met and the Company will continue to recognize the related assets and liabilities on its Consolidated Balance Sheets.

Sale transactions to entities in which the Company sells a controlling financial interest in a property but retains a noncontrolling interest are accounted for as partial sales. Partial sales resulting in a change in control are accounted for at fair value and a full gain or loss is recognized. Therefore, the Company will record a gain or loss on the partial interest sold, and the initial measurement of our retained interest will be accounted for at fair value.

Sales of real estate to joint ventures or other noncontrolled investees are also accounted for at fair value and the Company will record a full gain or loss in the period the property is contributed.

To the extent that the Company acquires a controlling financial interest in a property that it previously accounted for as an equity method investment, the Company will not remeasure its previously held interest if the acquisition is treated as an asset acquisition. The Company will include the carrying amount of its previously held equity method interest along with the consideration paid and transaction costs incurred in determining the amounts to allocate to the related assets and liabilities acquired on its Consolidated Balance Sheets. When treated as an asset acquisition, the Company will not recognize a gain or loss on consolidation of a property.

Allowance for Credit Losses

The Company accounts for allowance for credit losses under the current expected credit loss ("CECL") impairment model for its financial assets, including trade and other receivables, held-to-maturity debt securities, loans and other financial instruments, and presents the net amount of the financial instrument expected to be collected. The CECL impairment model excludes operating lease receivables. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, we analyze the following criteria, as applicable in developing allowances for credit losses: historical loss information, the borrower's ability to make scheduled payments, the remaining time to maturity, the value of underlying collateral, projected future performance of the borrower and macroeconomic trends.

The Company measures credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. If the Company determines that a financial asset does not share risk characteristics with the Company's other financial assets, the Company evaluates the financial asset for expected credit losses on an individual basis. Allowance for credit losses are recorded as a direct reduction from an asset's amortized cost basis. Credit losses and recoveries are recorded in *Interest income and other income/(expense), net* on the Consolidated Statements of

Operations. Recoveries of financial assets previously written off are recorded when received. For the years ended December 31, 2025, 2024 and 2023, the Company recorded net credit recoveries/(losses) of $0.2 million, $(37.5) million and $(0.7) million, respectively, on the Consolidated Statements of Operations.

The Company has made the optional election provided by the standard not to measure allowance for credit losses for accrued interest receivables as the Company writes off any uncollectible accrued interest receivables in a timely manner. The Company periodically evaluates the collectability of its accrued interest receivables. A write-off is recorded when the Company concludes that all or a portion of its accrued interest receivable balance is no longer collectible.

Notes Receivable

Notes receivable relate to financing arrangements which are typically secured by assets of the borrower that may include real estate assets. Certain of the loans we extend may include characteristics such as options to purchase the project within a specific time window following expected project completion. These characteristics can cause the loans to fall under the definition of a variable interest entity ("VIE"), and thus trigger consolidation consideration. We consider the facts and circumstances pertinent to each loan, including the relative amount of financing we are contributing to the overall project cost, decision making rights or control we hold, and our rights to expected residual gains or our obligations to absorb expected residual losses from the project. If we are deemed to be the primary beneficiary of a VIE due to holding a controlling financial interest, the majority of decision making control, or by other means, consolidation of the VIE would be required. The Company has concluded that it is not the primary beneficiary of the borrowing entities of the existing loans.

Additionally, we analyze each loan arrangement that involves real estate development to consider whether the loan qualifies for accounting as a loan or as an investment in a real estate development project. The Company has evaluated its real estate loans, where appropriate, for accounting treatment as loans versus real estate development projects, as required by Accounting Standards Codification ("ASC") 310-10. For each loan, the Company has concluded that the characteristics and the facts and circumstances indicate that loan accounting treatment is appropriate.

The following table summarizes our Notes receivable, net as of December 31, 2025 and 2024 (*dollars in thousands*):

	Interest rate at December 31, 2025	Balance Outstanding (a)	
		December 31, 2025	December 31, 2024
Note due March 2025 (b)	— %	$ —	$ 42,807
Notes due October 2025 and May 2026 (c)	— %	—	106,271
Note due December 2026 (d)	11.00 %	79,889	71,873
Note due December 2026 (e)	11.00 %	32,054	29,090
Notes due June 2027 (f)	18.00 %	4,815	4,470
Note due September 2027 (g)	6.90 %	33,812	31,771
Notes receivable		150,570	286,282
Allowance for credit losses		(591)	(38,433)
Total notes receivable, net		$ 149,979	$ 247,849

(a) Outstanding note amounts include any accrued and unpaid interest, as applicable.

(b) The Company had a secured note with an unaffiliated third party with an aggregate commitment of $32.5 million, all of which was funded. In April 2025, the borrower's assets were acquired by an unaffiliated third party real estate technology company. In connection with the sale, the Company's note and accrued interest were settled in full through the receipt of an equity interest in the real estate technology company. As the Company does not have significant influence in the real estate technology company, we adopted the measurement alternative accounting method for the investment. The measurement alternative measures the equity investment at cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same

issuer. The Company recorded its investment in the real estate technology company in *Other Assets* on the Consolidated Balance Sheets.

(c)   The Company had three loans (the "Notes") with a joint venture that owned a 478 apartment home operating community located in Philadelphia, Pennsylvania with an aggregate commitment of $205.5 million (exclusive of accrued and unpaid interest and a $37.6 million loan reserve), all of which was funded. The Notes were senior to the equity in the borrower and were on non-accrual status. In May 2025, the Company acquired the developer's equity interest in the joint venture. In connection with the acquisition, the developer paid the Company $6.7 million, which consisted primarily of unpaid interest on the Notes and reimbursement for certain costs previously advanced by the Company. As a result, the joint venture became wholly owned, and the Company began consolidating the community. The consolidation of the community resulted in the Company recording $3.9 million in previously unaccrued interest and a $0.3 million gain on consolidation both of which are recorded in *Interest income and other income/(expense), net on* the Consolidated Statements of Operations (See Note 3, *Real Estate Owned* for more information).

(d)   The Company has a secured mezzanine loan with a third party developer of a 482 apartment home community located in Riverside, California, which is expected to be completed in 2026, with an aggregate commitment of $59.7 million (exclusive of accrued and unpaid interest), all of which has been funded. Interest payments accrue and are due at maturity of the loan. The secured mezzanine loan has a scheduled maturity date in December 2026, with two one-year extension options.

(e)   The Company has a secured mezzanine loan with a third party developer of a 237 apartment home community located in Menifee, California, which was completed in 2025, with an aggregate commitment of $24.4 million (exclusive of accrued and unpaid interest), all of which has been funded. Interest payments accrue and are due at maturity of the loan. The secured mezzanine loan has a scheduled maturity date in December 2026, with two one-year extension options.

(f)   The Company and a syndicate of lenders previously entered into a $16.0 million secured credit facility with an unaffiliated third party. In 2023, the secured credit facility was amended to provide a new term loan in the amount of $19.0 million, and the Company's commitment was increased from $1.5 million to $3.0 million (exclusive of accrued interest), all of which has been funded. Interest payments accrue and are due at maturity of the facility. The facility is secured by substantially all of the borrower's assets and matures at the earliest of the following: (a) acceleration in the event of default; or (b) June 2027.

(g)   In September 2024, the Company entered into a $31.1 million secured mortgage loan with one of its joint ventures that owns a 66 apartment home operating community located in Santa Monica, California, in which the Company also holds a preferred investment. The contractual interest rate on the note receivable is SOFR plus a spread of 300 basis points. Interest payments are due monthly from net cash flow from the operating community. If net cash flow is insufficient to cover the interest payment on the payment date, the unpaid amount is added to the outstanding principal balance. The mortgage loan has a scheduled maturity date in September 2027. (See Note 5, *Joint Ventures and Partnerships* for further discussion).

The Company recognized $19.2 million, $24.2 million, and $14.5 million of interest income for the notes receivable described above during the years ended December 31, 2025, 2024, and 2023, respectively, none of which was related party interest. Interest income is included in *Interest income and other income/(expense), net* on the Consolidated Statements of Operations.

A roll forward of our allowance for credit losses for the years ended December 31, 2025 and 2024 is as follows:

Allowance for credit losses as of December 31, 2023	$	(977)
(Provision)/recovery for credit losses		(37,456)
Write-offs charged against allowance		-
Allowance for credit losses as of December 31, 2024	$	(38,433)
(Provision)/recovery for credit losses		213
Write-offs charged against allowance (1)		37,629
Allowance for credit losses as of December 31, 2025	$	(591)

(1) See footnote (c) above for further information.

Investment in Joint Ventures and Partnerships

We use the equity method to account for investments in joint ventures and partnerships that qualify as VIEs where we are not the primary beneficiary and other entities that we do not control or where we do not own a majority of the economic interest but have the ability to exercise significant influence over the operating and financial policies of the investee. Throughout these financial statements we use the term "joint venture" or "partnership" when referring to investments in entities in which we do not have a 100% ownership interest. The Company also uses the equity method when we function as the managing partner and our venture partner has substantive participating rights or where we can be replaced by our venture partner as managing partner without cause. For a joint venture or partnership accounted for under the equity method, our share of net earnings or losses is reflected as income/loss when earned/incurred and distributions are credited against our investment in the joint venture or partnership as received.

In determining whether a joint venture or partnership is a VIE, the Company considers: the form of our ownership interest and legal structure; the size of our investment; the financing structure of the entity, including necessity of subordinated debt; estimates of future cash flows; ours and our partner's ability to participate in the decision making related to acquisitions, disposition, budgeting and financing of the entity; obligation to absorb losses and preferential returns; nature of our partner's primary operations; and the degree, if any, of disproportionality between the economic and voting interests of the entity. As of December 31, 2025, the Company did not have any investments in any joint ventures or partnerships that qualified as a VIE where we were determined to be the primary beneficiary.

We evaluate our investments in unconsolidated joint ventures for events or changes in circumstances that indicate there may be an other-than-temporary decline in value. We consider various factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include, but are not limited to, age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long-term prospects of the entity, the fair value of the property of the joint venture, and the relationships with the other joint venture partners and its lenders. The amount of loss recognized is the excess of the investment's carrying amount over its estimated fair value. If we believe that the decline in fair value is temporary, no impairment is recorded. The aforementioned factors are taken into consideration as a whole by management in determining the valuation of our equity method investments. Should the actual results differ from management's judgment, the valuation could be negatively affected and may result in a negative impact to our Consolidated Financial Statements.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to manage interest rate risk and generally designates these financial instruments as cash flow hedges. Derivative financial instruments are recorded on our Consolidated Balance Sheets as either an asset or liability and measured quarterly at their fair value. The changes in fair value for cash flow hedges that are deemed effective are reflected in other comprehensive income/(loss) and for non-designated derivative financial instruments in earnings. The ineffective component of cash flow hedges, if any, is recorded in earnings.

Redeemable Noncontrolling Interests in the Operating Partnership and DownREIT Partnership

Interests in the Operating Partnership and the DownREIT Partnership held by limited partners are represented by OP Units and DownREIT Units, respectively. The income is allocated to holders of OP Units/DownREIT Units based

upon net income available to common stockholders and the weighted average number of OP Units/DownREIT Units outstanding to total common shares plus OP Units/DownREIT Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to noncontrolling interests in accordance with the terms of the partnership agreements of the Operating Partnership and the DownREIT Partnership.

Limited partners of the Operating Partnership and the DownREIT Partnership have the right to require such partnership to redeem all or a portion of the OP Units/DownREIT Units held by the limited partner at a redemption price equal to and in the form of the Cash Amount (as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable), provided that such OP Units/DownREIT Units have been outstanding for at least one year, subject to certain exceptions. UDR, as the general partner of the Operating Partnership and the DownREIT Partnership may, in its sole discretion, purchase the OP Units/DownREIT Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of Common Stock of the Company for each OP Unit/DownREIT Unit), as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable. Accordingly, the Company records the OP Units/DownREIT Units outside of permanent equity and reports the OP Units/DownREIT Units at their redemption value using the Company's stock price at each balance sheet date.

Income Taxes

Due to the structure of the Company as a REIT and the nature of the operations for the operating properties, no provision for federal income taxes has been provided for at UDR. Historically, the Company has generally incurred only state and local excise and franchise taxes. UDR has elected for certain consolidated subsidiaries to be treated as taxable REIT subsidiaries ("TRS"). A TRS is a C-corporation that has not elected REIT status and, accordingly, is subject to federal and state income taxes.

Income taxes for our TRS are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rate is recognized in earnings in the period of the enactment date. The Company's deferred tax assets/(liabilities) are generally the result of differing depreciable lives on capitalized assets, temporary differences between book and tax basis of assets and liabilities and timing of expense recognition for certain accrued liabilities. As of December 31, 2025 and 2024, UDR's net deferred tax asset/(liability) was $(0.5) million and $(0.8) million, respectively, and are recorded in *Accounts payable, accrued expenses and other liabilities* on the Consolidated Balance Sheets.

GAAP defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. GAAP also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

The Company recognizes and evaluates its tax positions using a two-step process. First, UDR determines whether a tax position is more likely than not (greater than 50 percent probability) to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company invests in assets that qualify for federal investment tax credits ("ITC") through our TRS. An ITC reduces federal income taxes payable when qualifying depreciable property is acquired. The ITC is determined as a percentage of cost of the assets. The Company accounts for ITCs under the deferral method, under which the tax benefit from the ITC is deferred and amortized as a tax benefit into *Tax (provision)/benefit, net* on the Consolidated Statements of Operations over the book life of the qualifying depreciable property. The ITCs are recorded in *Accounts payable, accrued expenses and other liabilities* on the Consolidated Balance Sheets.

UDR had no material unrecognized tax benefit, accrued interest or penalties at December 31, 2025. UDR and its subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. When

applicable, UDR recognizes interest and/or penalties related to uncertain tax positions in *Tax (provision)/benefit, net* on the Consolidated Statements of Operations.

Principles of Consolidation

The Company accounts for subsidiary partnerships, joint ventures and other similar entities in which it holds an ownership interest in accordance with the consolidation guidance. The Company first evaluates whether each entity is a VIE. Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, the Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

Discontinued Operations

In accordance with GAAP, a discontinued operation represents (1) a component of an entity or group of components that has been disposed of or is classified as held for sale in a single transaction and represents a strategic shift that has or will have a major effect on an entity's financial results, or (2) an acquired business that is classified as held for sale on the date of acquisition. A strategic shift could include a disposal of (1) a separate major line of business, (2) a separate major geographic area of operations, (3) a major equity method investment, or (4) other major parts of an entity.

We record sales of real estate that do not meet the definition of a discontinued operation in *Gain/(loss) on sale of real estate owned* on the Consolidated Statements of Operations.

Stock-Based Employee Compensation Plans

The Company measures the cost of employee services received in exchange for an award of an equity instrument based on the award's fair value on the grant date and recognizes the cost as stock-based compensation expense over the period during which the employee is required to provide service in exchange for the award, which is generally the vesting period. For performance based awards, the Company remeasures the fair value based on the estimated achievement of the performance criteria each balance sheet date with adjustments made on a cumulative basis until the award is settled and the final compensation is known. Stock-based compensation expense is only recognized for performance based awards that we expect to vest, which we estimate based upon an assessment of the probability that the performance criteria will be achieved. Stock-based compensation expense associated with awards is updated for actual forfeitures. The fair value for market based awards issued by the Company is calculated utilizing a Monte Carlo simulation and the fair value for stock options issued by the Company is calculated utilizing the Black-Scholes-Merton formula. For further discussion, see Note 10, *Employee Benefit Plans.*

Advertising Costs

All advertising costs are expensed as incurred and reported on the Consolidated Statements of Operations within the line item *Property operating and maintenance*. During the years ended December 31, 2025, 2024, and 2023, total advertising expense was $10.3 million, $10.0 million, and $9.2 million, respectively.

Cost of Raising Capital

Costs incurred in connection with the issuance of equity securities are deducted from stockholders' equity. Costs incurred in connection with the issuance or renewal of debt are recorded based on the terms of the debt issuance or renewal. Accordingly, if the terms of the renewed or modified debt instrument are deemed to be substantially different (i.e. a 10 percent or greater difference in the cash flows between instruments), all unamortized financing costs associated with the extinguished debt are charged to earnings in the current period and certain costs of new debt issuances are capitalized and amortized over the term of the debt. When the cash flows are not substantially different, the lender costs associated with the renewal or modification are capitalized and amortized into interest expense over the remaining term of the related debt instrument and other related costs are expensed. The balance of any unamortized financing costs associated with retired debt is expensed upon retirement. Deferred financing costs for new debt instruments include fees and costs incurred by the Company to obtain financing. Deferred financing costs are generally amortized on a straight-line basis, which approximates the effective interest method, over a period not to exceed the term of the related debt.

Comprehensive Income/(Loss)

Comprehensive income/(loss), which is defined as the change in equity during each period from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except for those resulting from investments by or distributions to stockholders, is displayed in the accompanying Consolidated Statements of Comprehensive Income/(Loss). For the years ended December 31, 2025, 2024, and 2023, the Company's other comprehensive income/(loss) consisted of the gain/(loss) (effective portion) on derivative instruments that are designated as and qualify as cash flow hedges, (gain)/loss on derivative instruments reclassified from other comprehensive income/(loss) into earnings, and the allocation of other comprehensive income/(loss) to noncontrolling interests. The (gain)/loss on derivative instruments reclassified from other comprehensive income/(loss) is included in *Interest expense* on the Consolidated Statements of Operations. See Note 14, *Derivatives and Hedging Activity,* for further discussion. The allocation of other comprehensive income/(loss) to redeemable noncontrolling interests during the years ended December 31, 2025, 2024, and 2023 was $(0.2) million, $(0.1) million, and $(0.2) million, respectively.

Forward Sales Agreements

From time to time the Company utilizes forward sales agreements for the future issuance of its common stock. When the Company enters into a forward sales agreement, the contract requires the Company to sell its shares to a counterparty at a predetermined price at a future date. The net sales price and proceeds attained by the Company will be determined on the dates of settlement, with adjustments during the term of the contract for the Company's anticipated dividends as well as for a daily interest factor that varies with changes in the federal funds rate. The Company generally has the ability to determine the dates and method of settlement (i.e., gross physical settlement, net share settlement or cash settlement), subject to certain conditions and the right of the counterparty to accelerate settlement under certain circumstances.

The Company accounts for the shares of common stock reserved for issuance upon settlement as equity in accordance with ASC 815-40, *Contracts in Entity's Own Equity*, which permits equity classification when a contract is considered indexed to the entity's own stock and the contract requires or permits the issuing entity to settle the contract in shares (either physically or net in shares).

The guidance establishes a two-step process for evaluating whether an equity-linked financial instrument is considered indexed to the entity's own stock, first, evaluating the instrument's contingent exercise provisions and second, evaluating the instrument's settlement provisions. When entering into forward sales agreements, we determined that (i) none of the agreement's exercise contingencies are based on observable markets or indices besides those related to the market for our own stock price; and (ii) none of the settlement provisions preclude the agreements from being indexed to our own stock.

Before the issuance of shares of common stock, upon physical or net share settlement of the forward sales agreements, the Company expects that the shares issuable upon settlement of the forward sales agreements will be reflected in its diluted income/(loss) per share calculations using the treasury stock method. Under this method, the number of shares of common stock used in calculating diluted income/(loss) per share is deemed to be increased by the excess, if any, of the number of shares of common stock that would be issued upon full physical settlement of the forward sales agreements over the number of shares of common stock that could be purchased by the Company in the open market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). When the Company physically or net share settles any forward sales agreement, the delivery of shares of common stock would result in an increase in the number of weighted average common shares outstanding and dilution to basic income/(loss) per share. (See Note 8, *Income/(Loss) per Share* for further discussion).

Lease Receivables

During the years ended December 31, 2024 and 2023, the Company performed an analysis in accordance with the ASC 842, *Leases,* guidance to assess the collectibility of its operating lease receivables. This analysis included an assessment of collectibility of current and future rents and whether those lease payments were no longer probable of collection. In accordance with the leases guidance, if collection of lease payments is no longer deemed to be probable

over the life of the lease contract, we recognize revenue only when cash is received, and all existing contractual operating lease receivables and straight-line lease receivables are reserved.

As of December 31, 2025 and 2024, the Company's multifamily tenant lease receivables balance, net of its reserve, was approximately $5.7 million and $5.9 million, respectively, including its share from unconsolidated joint ventures. The Company's retail tenant lease receivables balance (exclusive of straight-line rent receivables), net of its reserve, was approximately $0.7 million and $0.3 million, including its share from unconsolidated joint ventures, as of December 31, 2025 and 2024, respectively.

Use of Estimates

The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the financial statements and the amounts of revenues and expenses during the reporting periods. Actual amounts realized or paid could differ from those estimates.

Market Concentration Risk

The Company is subject to increased exposure from economic and other competitive factors specific to markets where the Company holds a significant percentage of the carrying value of its real estate portfolio. At December 31, 2025, the Company held greater than 10% of the carrying value of its real estate portfolio in each of the Metropolitan D.C. and Boston, Massachusetts markets.

3. REAL ESTATE OWNED

Real estate assets owned by the Company consist of income producing operating properties, properties under development, land held for future development, and held for disposition properties. As of December 31, 2025, the Company owned and consolidated 165 communities in 12 states plus the District of Columbia totaling 55,240 apartment homes. The following table summarizes the carrying amounts for our real estate owned (at cost) as of December 31, 2025 and 2024 *(dollars in thousands)*:

	December 31, 2025	December 31, 2024
Land	$ 2,537,747	$ 2,521,363
Depreciable property — held and used:		
Land improvements	277,996	271,702
Building, improvements, and furniture, fixtures and equipment	13,577,262	13,189,796
Real estate intangible assets	21,995	11,933
Under development:		
Land and land improvements	13,468	—
Building, improvements, and furniture, fixtures and equipment	59,417	—
Real estate held for disposition:		
Land and land improvements	—	44,645
Building, improvements, and furniture, fixtures and equipment	—	135,844
Real estate intangible assets	—	38,080
Real estate owned	16,487,885	16,213,363
Accumulated depreciation	(7,374,546)	(6,901,026)
Real estate owned, net	$ 9,113,339	$ 9,312,337

Acquisitions

In May 2025, the Company acquired the developer's equity interest in a 478 apartment home operating community located in Philadelphia, Pennsylvania. The Company previously had three loans with the joint venture including a senior loan. In connection with the acquisition, the developer paid the Company $6.7 million, which consisted primarily of unpaid interest on the senior loan and reimbursement for certain costs previously advanced by the Company. (See Note 2, *Significant Accounting Policies* for more information). The Company increased its real estate

assets owned by approximately $166.0 million, recorded approximately $10.1 million of real estate intangibles, recorded $6.4 million of in-place lease intangibles, and recognized a gain on consolidation of $0.3 million.

In November 2025, the Company acquired a 406 apartment home operating community located in Woodbridge, Virginia for approximately $147.7 million. The Company increased its real estate assets owned by approximately $144.4 million and recorded $3.3 million of in-place lease intangibles.

In January 2024, the Company acquired its joint venture partner's common equity interest in a 173 apartment home operating community located in Oakland, California for $1.4 million. The community was previously owned by a consolidated joint venture of the Company. (See Note 5, *Joint Ventures and Partnerships* for more information).

In February 2023, the Company took title to a 136 apartment home operating community located in San Francisco, California, through a foreclosure proceeding. The community was previously owned by a consolidated joint venture of the Company. (See Note 5, *Joint Ventures and Partnerships* for more information).

In August 2023, the Company acquired a portfolio of six operating communities totaling 1,753 apartment homes, which included four operating communities in Dallas, Texas and two operating communities in Austin, Texas, for a purchase price of $354.6 million. The Company acquired the portfolio with a combination of cash, the assumption of six mortgage loans with an outstanding principal balance of approximately $209.4 million (fair value of $191.7 million), and the issuance of 3.6 million OP Units to the seller valued at $141.4 million. The OP Units were valued based on the closing price per share of UDR's common stock on the date of acquisition in accordance with GAAP. The Company increased its real estate assets owned by approximately $344.8 million, recorded $9.8 million of in-place lease intangibles, and recorded a $17.6 million debt discount in connection with the below-market debt assumed.

Dispositions

In January 2025, the Company sold an operating community located in Brooklyn, New York with a total of 188 apartment homes for gross proceeds of $127.5 million, resulting in a gain of approximately $23.5 million. This operating community was classified as held for disposition as of December 31, 2024.

In January 2025, the Company sold an operating community located in Englewood, New Jersey with a total of 185 apartment homes for gross proceeds of $84.0 million, resulting in a gain of approximately $24.4 million. This operating community was classified as held for disposition as of December 31, 2024.

In December 2025, the Company contributed four wholly-owned operating communities, totaling 974 apartment homes located in various markets, to our existing joint venture with LaSalle, while maintaining our 51% ownership interest in the venture. The contribution resulted in the Company no longer retaining a controlling interest in the communities, and the Company deconsolidated the operating communities. In connection with the contribution, our joint venture partner contributed cash and new debt was placed on the newly contributed operating communities and certain existing operating communities, resulting in the Company receiving approximately $202.8 million of cash proceeds. The transaction was accounted for as a partial sale and resulted in a gain of approximately $195.0 million, which was recorded in *Gain/(loss) on sale of real estate owned* on the Consolidated Statement of Operations, which consisted of the gain on the partial sale and the initial measurement of our retained interest at fair value. (See Note 5, *Joint Ventures and Partnerships* for further discussion).

In February 2024, the Company sold an operating community located in Arlington, Virginia with a total of 214 apartment homes for gross proceeds of $100.0 million, resulting in a gain of approximately $16.9 million. This operating community was classified as held for disposition as of December 31, 2023.

In January 2023, the Company sold the retail component of a development community located in Washington D.C. for gross proceeds of approximately $14.4 million, resulting in a gain of less than $0.1 million. The gross proceeds were received ratably throughout the development of the community and are reflected as a reduction of capital expenditures.

In June 2023, the Company contributed four wholly-owned operating communities, totaling 1,328 apartment homes located in various markets, to a newly formed joint venture in exchange for a 51.0% interest in the venture. The contribution resulted in the Company no longer retaining a controlling interest in the communities, and the Company deconsolidated the operating communities. The Company received approximately $247.9 million in cash proceeds from our joint venture partner at formation. The transaction was accounted for as a partial sale and resulted in a gain of approximately $325.9 million, which was recorded in *Gain/(loss) on sale of real estate owned* on the Consolidated Statement of Operations, which consisted of the gain on the partial sale and the initial measurement of our retained interest at fair value.

In December 2023, the Company sold an operating community located in Hillsboro, Oregon with a total of 276 apartment homes for gross proceeds of $78.6 million, resulting in a gain of approximately $25.3 million.

Developments

At December 31, 2025, the Company was developing one wholly-owned community totaling 300 apartment homes, none of which have been completed, in which we have a gross carrying value of $72.9 million. The homes are estimated to be completed during the second quarter of 2027.

Other Activity

In connection with the acquisition of certain properties, the Company agreed to pay certain of the tax liabilities of certain contributors if the Company sells one or more of the properties contributed in a taxable transaction prior to the expiration of specified periods of time following the acquisition. The Company may, however, sell, without being required to pay any tax liabilities, any of such properties in a non-taxable transaction, including, but not limited to, a tax deferred Section 1031 exchange.

Further, the Company has agreed to maintain certain debt some of which may be guaranteed by certain contributors for specified periods of time following the acquisition. The Company, however, has the ability to refinance or repay guaranteed debt or to substitute new debt if the debt and the guaranty continue to satisfy certain conditions.

Amortization of Intangible Assets

The following table provides a summary of the aggregate amortization for the intangible assets acquired in the acquisition of real estate for each of the next five years and thereafter (*in thousands*):

	Unamortized Balance as of December 31, 2025	2026	2027	2028	2029	2030	Thereafter
Real estate intangible assets, net (a)	$ 13,188	$ 3,124	$ 3,041	$ 1,935	$ 1,901	$ 1,749	$ 1,438
In-place lease intangible assets, net (b)	8,460	4,832	594	479	434	300	1,821
Total	$ 21,648	$ 7,956	$ 3,635	$ 2,414	$ 2,335	$ 2,049	$ 3,259

(a) Real estate intangible assets, net is recorded net of accumulated amortization of $8.8 million in *Real estate held for investment, net* on the Consolidated Balance Sheets. For the years ended December 31, 2025 and 2024, $2.7 million and $4.0 million, respectively, of amortization expense was recorded in *Depreciation and Amortization* on the Consolidated Statement of Operations.

(b) In-place lease intangible assets, net is recorded net of accumulated amortization of $8.7 million in *Other assets* on the Consolidated Balance Sheets. For the years ended December 31, 2025 and 2024, $2.9 million and $8.9 million, respectively, was recorded in *Depreciation and Amortizatio*n on the Consolidated Statement of Operations.

4. VARIABLE INTEREST ENTITIES

The Company has determined that the Operating Partnership and DownREIT Partnership are VIEs as the limited partners lack substantive kick-out rights and substantive participating rights. The Company has concluded that it is the primary beneficiary of, and therefore consolidates, the Operating Partnership and DownREIT Partnership based on its role as the sole general partner of the Operating Partnership and DownREIT Partnership. The Company's role as community manager and its equity interests give us the power to direct the activities that most significantly impact the economic performance and the obligation to absorb potentially significant losses or the right to receive potentially significant benefits of the Operating Partnership and DownREIT Partnership.

5. JOINT VENTURES AND PARTNERSHIPS

UDR has entered into joint ventures and partnerships with unrelated third parties to own, operate, acquire, renovate, develop, redevelop, dispose of, and manage real estate assets that are either consolidated and included in *Real estate owned* on the Consolidated Balance Sheets or are accounted for under the equity method of accounting, and are included in *Investment in and advances to unconsolidated joint ventures, net*, on the Consolidated Balance Sheets. The Company consolidates the entities that we control as well as any variable interest entity where we are the primary beneficiary. Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, the Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

UDR's joint ventures and partnerships are funded with a combination of debt and equity. Our losses are typically limited to our investment and except as noted below, the Company does not guarantee any debt, capital payout or other obligations associated with our joint ventures and partnerships.

Unconsolidated joint ventures and partnerships

The Company recognizes earnings or losses from our investments in unconsolidated joint ventures and partnerships consisting of our proportionate share of the net earnings or losses of the joint ventures and partnerships. In addition, we may earn fees for providing management services for the communities held by the unconsolidated joint ventures and partnerships.

The following table summarizes the Company's investment in and advances to unconsolidated joint ventures and partnerships, net, which are accounted for under the equity method of accounting as of December 31, 2025 and 2024 *(dollars in thousands)*:

Joint Ventures	Number of Operating Communities December 31, 2025	Number of Apartment Homes December 31, 2025	UDR's Weighted Average Ownership Interest December 31, 2025	December 31, 2024	Investment at December 31, 2025	December 31, 2024	Income/(loss) from investments Year Ended December 31, 2025	2024	2023
Operating:									
UDR/MetLife (a)	13	2,837	**50.2 %**	50.2 %	$ 189,420	$ 206,308	$ **(3,202)**	$ (7,438)	$ (5,378)
UDR/LaSalle (b)	9	2,564	**51.0 %**	51.0 %	242,337	267,562	**(4,332)**	(8,027)	(3,660)
Total Joint Ventures	22	5,401			$ 431,757	$ 473,870	$ **(7,534)**	$ (15,465)	$ (9,038)

Debt and Preferred Equity Program and Real Estate Technology Investments (c)	Number of Commitments December 31, 2025	Apartment Homes December 31, 2025	Weighted Average Rate	UDR Commitment (c)	Investment at December 31, 2025	December 31, 2024	Income/(loss) from investments Year Ended December 31, 2025	2024	2023
Preferred equity investments:									
Operating	12	6,766	9.7 %	$ 354,989	$ 373,231	$ 299,846	$ 23,767	$ 16,809	$ 25,781
Real estate technology and sustainability investments:									
Real estate technology and sustainability investments	N/A	N/A	N/A	$ 86,000	74,747	57,344	**6,363**	9,959	104
Total Debt and Preferred Equity Program and Real Estate Technology and Sustainability Investments					447,978	357,190	**30,130**	26,768	25,885
Sold unconsolidated joint ventures and partnerships					—	81,123	**5,792**	8,932	(12,154)
Total investment in and advances to unconsolidated joint ventures, net (a)					$ 879,735	$ 912,183	$ **28,388**	$ 20,235	$ 4,693

(a) As of December 31, 2025 and 2024, the Company's negative investment in one UDR/MetLife community of $6.8 million and $5.3 million, respectively, is recorded in *Accounts payable, accrued expenses, and other liabilities* on the Consolidated Balance Sheets.

(b) In December 2025, the Company contributed four operating communities, located in various markets, to the joint venture, while maintaining our 51.0% ownership in the venture. In connection with the contribution, our joint venture partner contributed cash and new debt was placed on the newly contributed operating communities and certain existing operating communities, resulting in the Company receiving approximately $202.8 million of cash proceeds. (See Note 3, *Real Estate Owned* for further discussion).

(c) The Debt and Preferred Equity Program is the program through which the Company makes investments, including preferred equity investments, first mortgage loans, mezzanine loans (loans are recorded in *Notes receivable, net* on the Consolidated Balance Sheets) or other structured investments that may receive a fixed yield on the investment and may include provisions pursuant to which the Company participates in the increase in value of the property upon monetization of the applicable property. The Company's preferred equity investments include two investments that receive a variable percentage of the value created from the project upon a capital or liquidating event. During the year ended December 31, 2025, the Company entered into and funded three new preferred equity investments and two preferred equity investments were fully redeemed.

In April 2025, the Company entered into a joint venture agreement with an unaffiliated joint venture partner in an operating community with a total of 256 apartment homes located in Daly City, California. The Company's preferred equity investment of $13.0 million earns a preferred return of 12.0% per annum. The unaffiliated joint venture partner is the managing member of the joint venture. The Company has concluded that it does not control the joint ventures and accounts for its investments under the equity method of accounting.

In June 2025, the Company received full repayment of its approximately $54.8 million preferred equity investment, which was inclusive of principal and accrued return, in a stabilized community located in Queens, New York, upon recapitalization of the venture.

In July 2025, the Company entered into a joint venture agreement with an unaffiliated joint venture partner in an operating community with a total of 350 apartment homes located in Orlando, Florida. The Company's preferred equity investment of $23.8 million earns a preferred return of 11.25% per annum. The unaffiliated joint venture partner is the managing member of the joint venture. The Company has concluded that it does not control the joint

venture and accounts for its investments under the equity method of accounting.

In August 2025, the Company entered into a joint venture agreement with an unaffiliated joint venture partner in an operating community with a total of 400 apartment homes located in Yorba Linda, California. The Company's preferred equity investment of $35.8 million earns a preferred return of 10.0% per annum. The unaffiliated joint venture partner is the managing member of the joint venture. The Company has concluded that it does not control the joint venture and accounts for its investments under the equity method of accounting.

In September 2025, the Company received full repayment of its approximately $32.2 million preferred equity investment, which was inclusive of principal and accrued return, in a stabilized community located in Thousand Oaks, California.

In December 2025, the Company received a $10.3 million partial paydown from one of its operating preferred equity investments located in Allen, Texas, upon recapitalization of the joint venture. In addition, the maturity date of our preferred investment was extended to September 30, 2027.

In January 2026, the Company received a $52.9 million partial paydown from one of its operating preferred equity investments in a portfolio of stabilized apartment communities located in various markets upon the recapitalization of the joint venture.

(d) Represents UDR's maximum funding commitment only and therefore excludes other activity such as income from investments.

As of December 31, 2025 and 2024, the Company had deferred fees of $8.4 million and $7.6 million, respectively, which will be recognized through earnings over the weighted average life of the related properties, upon the disposition of the properties to a third party, or upon completion of certain development obligations.

The Company recognized management fees of $11.4 million, $8.3 million, and $6.8 million during the years ended December 31, 2025, 2024, and 2023, respectively, for management of the communities held by the joint ventures and partnerships. The management fees are included in *Joint venture management and other fees* on the Consolidated Statements of Operations.

The Company may, in the future, make additional capital contributions to certain of our joint ventures and partnerships should additional capital contributions be necessary to fund acquisitions or operations.

We consider various factors to determine if a decrease in the value of our *Investment in and advances to unconsolidated joint ventures, net* is other-than-temporary. These factors include, but are not limited to, age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long-term prospects of the entity, and the relationships with the other joint venture partners and its lenders. Based on the significance of the unobservable inputs, we classify these fair value measurements within Level 3 of the valuation hierarchy. The Company did not incur any other-than-temporary impairments in the value of its investments in unconsolidated joint ventures during the years ended December 31, 2025 and 2023. For the year ended December 31, 2024, the Company recorded an $8.1 million non-cash impairment loss on one of its preferred equity investment (recorded in *Income/(loss) from unconsolidated entities* on the Consolidated Statements of Operations) due to a decrease in the value of the operating community that it deemed to be other-than-temporary.

Condensed summary financial information relating to the unconsolidated joint ventures' and partnerships' operations (not just our proportionate share) is presented below for the years ended December 31, 2025, 2024, and 2023 (*dollars in thousands*):

As of and For the Year Ended December 31, 2025	UDR/ MetLife	UDR/ LaSalle	Debt and Preferred Equity Program and Other Investments	Total
Condensed Statements of Operations:				
Total revenues	$ 146,406	$ 51,870	$ 178,221	$ 376,497
Property operating expenses	61,914	18,566	92,172	172,652
Real estate depreciation and amortization	53,340	38,744	69,530	161,614
Operating income/(loss)	31,152	(5,440)	16,519	42,231
Interest expense	(33,607)	(3,994)	(103,620)	(141,221)
Other income/(loss)	—	—	3,718	3,718
Net unrealized/realized gain/(loss) on held investments	—	—	70,039	70,039
Net income/(loss)	$ (2,455)	$ (9,434)	$ (13,344)	$ (25,233)
Condensed Balance Sheets:				
Total real estate, net	$ 1,137,830	$ 764,229	$ 1,678,536	$ 3,580,595
Investments, at fair value	—	—	489,468	489,468
Cash and cash equivalents	28,596	10,308	39,273	78,177
Other assets	9,464	7,704	117,650	134,818
Total assets	1,175,890	782,241	2,324,927	4,283,058
Third party debt, net	844,681	297,714	1,353,686	2,496,081
Accounts payable and accrued liabilities	18,431	6,887	155,143	180,461
Total liabilities	863,112	304,601	1,508,829	2,676,542
Total equity	$ 312,778	$ 477,640	$ 816,098	$ 1,606,516

As of and For the Year Ended December 31, 2024	UDR/ MetLife	UDR/ LaSalle	Debt and Preferred Equity Program and Other Investments	Total
Condensed Statements of Operations:				
Total revenues	$ 141,014	$ 49,063	$ 131,876	$ 321,953
Property operating expenses	64,329	17,657	69,737	151,723
Real estate depreciation and amortization	53,543	45,375	51,633	150,551
Operating income/(loss)	23,142	(13,969)	10,506	19,679
Interest expense	(33,491)	(2,698)	(74,268)	(110,457)
Other income/(loss)	—	—	(3,840)	(3,840)
Net unrealized/realized gain/(loss) on held investments	—	—	84,835	84,835
Net income/(loss)	$ (10,349)	$ (16,667)	$ 17,233	$ (9,783)
Condensed Balance Sheets:				
Total real estate, net	$ 1,174,695	$ 567,474	$ 1,372,206	$ 3,114,375
Investments, at fair value	—	—	372,478	372,478
Cash and cash equivalents	12,528	5,688	29,716	47,932
Other assets	20,774	1,334	125,236	147,344
Total assets	1,207,997	574,496	1,899,636	3,682,129
Third party debt, net	845,963	45,246	1,168,926	2,060,135
Accounts payable and accrued liabilities	19,393	5,150	133,962	158,505
Total liabilities	865,356	50,396	1,302,888	2,218,640
Total equity	$ 342,641	$ 524,100	$ 596,748	$ 1,463,489

For the Year Ended December 31, 2023	UDR/ MetLife		UDR/ LaSalle		Debt and Preferred Equity Program and Other Investments		Total
Condensed Statements of Operations:							
Total revenues	$ 139,073	$	20,514	$	109,753	$	269,340
Property operating expenses	58,298		6,896		54,442		119,636
Real estate depreciation and amortization	54,895		21,182		43,407		119,484
Operating income/(loss)	25,880		(7,564)		11,904		30,220
Interest expense	(32,720)		(126)		(53,385)		(86,231)
Other income/(loss)	—		—		537		537
Net unrealized/realized gain/(loss) on held investments	—		—		23,403		23,403
Net income/(loss)	$ (6,840)	$	(7,690)	$	(17,541)	$	(32,071)

6. LEASES

Lessee - Ground Leases

UDR has six communities that are subject to ground leases, under which UDR is the lessee, that expire between 2043 and 2103, inclusive of extension options we are reasonably certain will be exercised. All of these leases are classified as operating leases through the lease term expiration based on our election of the practical expedient provided by the leasing standard. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the remaining lease term. We currently do not hold any finance leases. The Company also elected the short-term lease exception provided by the leasing standard and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. No leases qualified for the short-term lease exception during the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the *Operating lease right-of-use assets* were $187.6 million and $187.0 million, respectively, and the *Operating lease liabilities* were $183.0 million and $182.3 million, respectively, on our Consolidated Balance Sheets related to our ground leases. The value of the *Operating lease right-of-use assets* exceeds the value of the *Operating lease liabilities* due to prepaid lease payments. The calculation of these amounts includes minimum lease payments over the remaining lease term (described further in the table below). Variable lease payments are excluded from the right-of-use assets and lease liabilities and are recognized in earnings in the period in which the obligation for those payments is incurred.

As the discount rate implicit in the leases was not readily determinable, we determined the discount rate for these leases utilizing the Company's incremental borrowing rate at a portfolio level, adjusted for the remaining lease term, and the form of underlying collateral.

The weighted average remaining lease term for these leases was 40.8 years and 41.3 years at December 31, 2025 and 2024, respectively, and the weighted average discount rate was 5.0% at both December 31, 2025 and 2024.

Future minimum lease payments and total operating lease liabilities from our ground leases as of December 31, 2025 are as follows *(dollars in thousands):*

	Ground Leases
2026	$ 12,695
2027	12,695
2028	12,695
2029	12,695
2030	12,695
Thereafter	389,340
Total future minimum lease payments (undiscounted)	452,815
Difference between future undiscounted cash flows and discounted cash flows	(269,852)
Total operating lease liabilities (discounted)	$ 182,963

For purposes of recognizing our ground lease contracts, the Company uses the minimum lease payments, if stated in the agreement. For ground lease agreements where there is a rent reset provision based on a change in an index or a rate (i.e., changes in fair market rental rates or changes in the consumer price index) but that does not include a specified minimum lease payment, the Company uses the current rent over the remainder of the lease term. If there is a contingency upon which some or all of the variable lease payments that will be paid over the remainder of the lease term are based, which is resolved such that those payments now meet the definition of lease payments, the Company will remeasure the right-of-use asset and lease liability on the reset date.

The components of operating lease expenses were as follows *(dollars in thousands):*

	Year Ended December 31,		
	2025	2024	2023
Lease expense:			
Contractual lease expense	$ 13,562	$ 13,322	$ 13,173
Variable lease expense (a)	234	189	155
Total operating lease expense (b)(c)	$ 13,796	$ 13,511	$ 13,328

(a) Variable lease expense includes adjustments such as changes in the consumer price index and payments based on a percentage of a community's revenue.
(b) Lease expense is reported within the line item *Other operating expenses* on the Consolidated Statements of Operations.
(c) For the year ended December 31, 2025, *Operating lease right-of-use assets* and *Operating lease liabilities* amortized by $3.8 million and $3.7 million, respectively, for the year ended December 31, 2024, *Operating lease right-of-use assets* and *Operating lease liabilities* amortized by $3.6 million and $3.5 million, respectively, and for the year ended December 31, 2023, *Operating lease right-of-use assets* and *Operating lease liabilities* amortized by $3.5 million and $3.4 million, respectively. Due to the net impact of the amortization, the Company recorded $0.1 million, $0.1 million and $0.1 million of total operating lease expense during the years ended December 31, 2025, 2024 and 2023, respectively.

Lessor - Apartment Home, Retail and Commercial Space Leases

UDR's communities and retail and commercial space are leased to tenants under operating leases. As of December 31, 2025, our apartment home leases generally have initial terms of 12 months or less. As of December 31, 2025, our retail and commercial space leases generally have initial terms of between 5 and 15 years and represent approximately 1% to 2% of our total lease revenue. Our apartment home leases are generally renewable at the end of the lease term, subject to potential changes in rental rates, and our retail and commercial space leases generally have renewal options, subject to associated increases in rental rates due to market-based or fixed-price renewal options and certain other conditions. (See Note 16, *Reportable Segments* for further discussion around our major revenue streams and disaggregation of our revenue).

Future minimum lease payments from our retail and commercial leases as of December 31, 2025 are as follows *(dollars in thousands):*

	Retail and Commercial Leases	
2026	$	28,234
2027		26,442
2028		23,636
2029		19,317
2030		14,657
Thereafter		87,610
Total future minimum lease payments (a)	$	199,896

(a) We have excluded our apartment home leases from this table as our apartment home leases generally have initial terms of 12 months or less.

Certain of our leases with retail and commercial tenants provide for the payment by the lessee of additional variable rent based on a percentage of the tenant's revenue. The amounts shown in the table above do not include these variable percentage rents. The Company recorded variable percentage rents of $0.7 million, $1.1 million and $1.1 million during the years ended December 31, 2025, 2024 and 2023, respectively.

7. SECURED AND UNSECURED DEBT, NET

The following is a summary of our secured and unsecured debt at December 31, 2025 and 2024 (*dollars in thousands):*

	Principal Outstanding		As of December 31, 2025		
	December 31, 2025	December 31, 2024	Weighted Average Interest Rate	Weighted Average Years to Maturity	Number of Communities Encumbered
Secured Debt:					
Fixed Rate Debt					
Mortgage notes payable (a)	$ 937,475	$ 1,115,798	3.46 %	3.6	17
Deferred financing costs and other non-cash adjustments (b)	(3,252)	(3,429)			
Total fixed rate secured debt, net	934,223	1,112,369	3.51 %	3.6	17
Variable Rate Debt					
Tax-exempt secured notes payable (c)	27,000	27,000	3.11 %	6.2	1
Deferred financing costs	(43)	(38)			
Total variable rate secured debt, net	26,957	26,962	3.14 %	6.2	1
Total Secured Debt, net	961,180	1,139,331	3.50 %	3.7	18
Unsecured Debt:					
Variable Rate Debt					
Borrowings outstanding under unsecured credit facility due August 2028 (d) (l)	—	—	— %	2.7	
Borrowings outstanding under unsecured commercial paper program due January 2026 (e) (l)	445,000	289,900	3.95 %	0.1	
Borrowings outstanding under unsecured working capital credit facility due January 2027 (f)	26,381	9,361	4.44 %	1.0	
Term Loan due January 2029 (d) (l)	175,000	175,000	4.70 %	3.1	
Fixed Rate Debt					
Term Loan due January 2029 (d) (l)	175,000	175,000	4.04 %	3.1	
2.95% Medium-Term Notes due September 2026 (l)	300,000	300,000	2.95 %	0.7	
3.50% Medium-Term Notes due July 2027 (net of discounts of $106 and $176, respectively) (l)	299,894	299,824	3.50 %	1.5	
3.50% Medium-Term Notes due January 2028 (net of discounts of $242 and $361, respectively) (l)	299,758	299,639	3.50 %	2.0	
4.40% Medium-Term Notes due January 2029 (net of discounts of $2 and $2, respectively) (g) (l)	299,998	299,998	4.27 %	3.1	
3.20% Medium-Term Notes due January 2030 (net of premiums of $5,548 and $6,921, respectively) (h) (l)	605,548	606,921	3.32 %	4.0	
3.00% Medium-Term Notes due August 2031 (net of premiums of $6,720 and $7,914, respectively) (i) (l)	606,720	607,914	3.01 %	5.6	
2.10% Medium-Term Notes due August 2032 (net of discounts of $232 and $267, respectively) (l)	399,768	399,733	2.10 %	6.6	
1.90% Medium-Term Notes due March 2033 (net of discounts of $869 and $989, respectively) (l)	349,131	349,011	1.90 %	7.2	
2.10% Medium-Term Notes due June 2033 (net of discounts of $742 and $842, respectively) (l)	299,258	299,158	2.10 %	7.5	
5.125% Medium-Term Notes due September 2034 (net of discounts of $2,649 and $2,954, respectively) (j) (l)	297,351	297,046	4.95 %	8.7	
3.10% Medium-Term Notes due November 2034 (net of discounts of $780 and $868, respectively) (k) (l)	299,220	299,132	3.13 %	8.8	
Deferred financing costs	(17,838)	(20,003)			
Total Unsecured Debt, net	4,860,189	4,687,634	3.36 %	4.5	
Total Debt, net	$ 5,821,369	$ 5,826,965	3.38 %	4.3	

For purposes of classification of the above table, variable rate debt with a derivative financial instrument designated as a cash flow hedge is deemed as fixed rate debt due to the Company having effectively established a fixed interest rate for the underlying debt instrument.

Our secured debt instruments generally feature either monthly interest and principal or monthly interest-only payments with balloon payments due at maturity. As of December 31, 2025, secured debt encumbered approximately 10% of UDR's total real estate owned based upon gross book value (approximately 90% of UDR's real estate owned based on gross book value is unencumbered).

(a) At December 31, 2025, fixed rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from June 2026 through February 2031 and carry interest rates ranging from 2.62% to 4.39%.

In July 2025, the Company repaid a $44.3 million fixed rate mortgage at maturity with borrowings from the Company's unsecured commercial paper program.

In November 2025, the Company repaid a $127.6 million fixed rate mortgage at maturity with borrowings from the Company's unsecured commercial paper program.

The Company will from time to time acquire properties subject to fixed rate debt instruments. In those situations, the Company records the debt at its estimated fair value and amortizes any difference between the fair value and par value to interest expense over the term of the underlying debt instrument.

(b) During the years ended December 31, 2025, 2024, and 2023, the Company had $0.7 million, $1.3 million, and $3.4 million, respectively, of amortization of the fair market adjustment of debt assumed in the acquisition of properties inclusive of its fixed rate mortgage notes payable, which was included in *Interest expense* on the Consolidated Statements of Operations. The unamortized fair market adjustment was a net premium/(discount) of $(0.5) million and $0.2 million at December 31, 2025 and 2024, respectively.

(c) The variable rate mortgage note payable secures a tax-exempt housing bond issue that matures in March 2032. Interest on this note is payable in monthly installments. As of December 31, 2025, the variable interest rate on the mortgage note was 3.11%.

(d) The Company has a $1.3 billion unsecured revolving credit facility (the "Revolving Credit Facility") and a $350.0 million unsecured term loan (the "Term Loan"). The credit agreement for these facilities (the "Credit Agreement") allows the total commitments under the Revolving Credit Facility and the total borrowings under the Term Loan to be increased to an aggregate maximum amount of up to $2.5 billion, subject to certain conditions, including obtaining commitments from one or more lenders. The Revolving Credit Facility has a scheduled maturity date of August 31, 2028, with two six-month extension options, subject to certain conditions. In September 2025, the Company amended the Term Loan to extend the maturity date to January 2029, with two one-year extension options, subject to certain conditions. The Term Loan was previously set to mature on January 31, 2027.

Based on the Company's current credit rating, the Revolving Credit Facility has an interest rate equal to SOFR plus a margin of 77.5 basis points and a facility fee of 15 basis points, and the Term Loan has an interest rate equal to SOFR plus a margin of 85.0 basis points. Depending on the Company's credit rating, the margin under the Revolving Credit Facility ranges from 70 to 140 basis points, the facility fee ranges from 10 to 30 basis points, and the margin under the Term Loan ranges from 75 to 160 basis points. In addition, the Credit Agreement allows for the Company in consultation with the sustainability structuring agent to propose key performance indicators with respect to certain environmental, social, and governance goals of the Company, and thresholds or targets with respect thereto, and a related amendment to the Credit Agreement, that if entered into may allow a change in the applicable margin for the Term Loan of up to five basis points.

In September 2025, the Company entered into three interest rate swaps totaling $175.0 million of notional value, which became effective in September 2025, to hedge against interest rate risk on a portion of the Term Loan debt until October 2027. The weighted average interest rate on $175.0 million of the Term Loan debt, inclusive of the impact of interest rate swaps, is 4.04% until October 2027.

The Credit Agreement contains customary representations and warranties and financial and other affirmative and negative covenants. The Credit Agreement also includes customary events of default, in certain cases subject to customary periods to cure. The occurrence of an event of default, following the applicable cure period, would permit the

lenders to, among other things, declare the unpaid principal, accrued and unpaid interest and all other amounts payable under the Credit Agreement to be immediately due and payable.

The following is a summary of short-term bank borrowings under the Revolving Credit Facility at December 31, 2025 and 2024 *(dollars in thousands):*

	December 31, 2025	December 31, 2024
Total revolving credit facility	$ 1,300,000	$ 1,300,000
Borrowings outstanding at end of period (1)	—	—
Weighted average daily borrowings during the period ended	—	—
Maximum daily borrowings during the period ended	—	—
Weighted average interest rate during the period ended	— %	— %
Interest rate at end of the period	— %	— %

(1) Excludes $4.3 million and $3.4 million of letters of credit at December 31, 2025 and 2024, respectively.

(e) The Company has an unsecured commercial paper program. Under the terms of the program, the Company may issue unsecured commercial paper up to a maximum aggregate amount outstanding of $700.0 million. The notes are sold under customary terms in the United States commercial paper market and rank pari passu with all of the Company's other unsecured indebtedness. The notes are fully and unconditionally guaranteed by the Operating Partnership.

The following is a summary of short-term bank borrowings under the unsecured commercial paper program at December 31, 2025 and 2024 *(dollars in thousands):*

	December 31, 2025	December 31, 2024
Total unsecured commercial paper program	$ 700,000	$ 700,000
Borrowings outstanding at end of period	445,000	289,900
Weighted average daily borrowings during the period ended	318,244	390,237
Maximum daily borrowings during the period ended	650,000	645,000
Weighted average interest rate during the period ended	4.4 %	5.4 %
Interest rate at end of the period	3.9 %	4.7 %

(f) The Company has a working capital credit facility, which provides for a $75.0 million unsecured revolving credit facility (the "Working Capital Credit Facility") with a scheduled maturity date of January 12, 2027. In December 2025, the Company extended the maturity date from January 12, 2026 to January 12, 2027, with two one-year extension options. Based on the Company's current credit rating, the Working Capital Credit Facility has an interest rate equal to SOFR plus a margin of 77.5 basis points. Depending on the Company's credit rating, the margin ranges from 70 to 140 basis points.

The following is a summary of short-term bank borrowings under the Working Capital Credit Facility at December 31, 2025 and 2024 *(dollars in thousands):*

	December 31, 2025	December 31, 2024
Total working capital credit facility	$ 75,000	$ 75,000
Borrowings outstanding at end of period	26,381	9,361
Weighted average daily borrowings during the period ended	18,403	15,102
Maximum daily borrowings during the period ended	62,622	62,077
Weighted average interest rate during the period ended	5.1 %	6.0 %
Interest rate at end of the period	4.4 %	5.2 %

(g) The Company previously entered into forward starting interest rate swaps to hedge against interest rate risk on $150.0 million of the initial $300.0 million issued. The all-in weighted average interest rate, inclusive of the impact of these interest rate swaps, was 4.27%.

(h) The Company previously entered into forward starting interest rate swaps and treasury lock to hedge against the interest rate risk of this debt. The all-in weighted average interest rate, inclusive of the impact of the forward starting swaps and treasury locks, was 3.32%.

(i) The Company entered into treasury lock agreements to hedge against interest rate risk on $250.0 million of the $600.0 million aggregate principal amount. The all-in weighted average interest rate, inclusive of the impact of the treasury locks, was 3.01%.

(j) The Company entered into and settled treasury lock arrangements to hedge against all interest rate risk of the debt. The all-in weighted average interest rate, inclusive of the impact of the treasury locks, was 4.95%.

(k) The Company previously entered into forward starting interest rate swaps to hedge against the interest rate risk of this debt. The all-in weighted average interest rate, inclusive of the impact of these interest rate swaps, was 3.13%.

(l) The Operating Partnership is the guarantor of this debt.

The aggregate maturities, including amortizing principal payments on secured and unsecured debt, of total debt for the next ten years subsequent to December 31, 2025 are as follows *(dollars in thousands)*:

Year	Total Secured Debt	Total Unsecured Debt	Total Debt
2026	$ 56,672	$ 745,000	$ 801,672
2027	6,939	326,380	333,319
2028	166,526	300,000	466,526
2029	315,811	650,000	965,811
2030	230,597	600,000	830,597
2031	160,930	600,000	760,930
2032	27,000	400,000	427,000
2033	—	650,000	650,000
2034	—	600,000	600,000
2035	—	—	—
Thereafter	—	—	—
Subtotal	964,475	4,871,380	5,835,855
Non-cash (a)	(3,295)	(11,191)	(14,486)
Total	$ 961,180	$ 4,860,189	$ 5,821,369

(a) Includes the unamortized balance of fair market value adjustments, premiums/discounts, and deferred financing costs. For the years ended December 31, 2025 and 2024, the Company amortized $5.0 million and $5.0 million, respectively, of deferred financing costs into *Interest expense*.

We were in compliance with the covenants of our debt instruments at December 31, 2025.

8. INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income/(loss) per share for the periods presented *(dollars and shares in thousands, except per share data):*

		Year Ended December 31,	
	2025	**2024**	**2023**
Numerator for income/(loss) per share:			
Net income/(loss)	$ **403,715**	$ 95,877	$ 474,488
Net (income)/loss attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	**(25,965)**	(6,246)	(30,104)
Net (income)/loss attributable to noncontrolling interests	**(46)**	(46)	(31)
Net income/(loss) attributable to UDR, Inc.	**377,704**	89,585	444,353
Distributions to preferred stockholders — Series E (Convertible)	**(4,839)**	(4,835)	(4,848)
Income/(loss) attributable to common stockholders - basic and diluted	$ **372,865**	$ 84,750	$ 439,505
Denominator for income/(loss) per share:			
Weighted average common shares outstanding	**330,833**	329,670	329,136
Unvested restricted stock awards	**(511)**	(380)	(371)
Denominator for basic income/(loss) per share	**330,322**	329,290	328,765
Incremental shares issuable from assumed conversion of unvested LTIP Units, performance units, stock options and unvested restricted stock	**731**	826	339
Denominator for diluted income/(loss) per share	**331,053**	330,116	329,104
Income/(loss) per weighted average common share:			
Basic	$ **1.13**	$ 0.26	$ 1.34
Diluted	$ **1.13**	$ 0.26	$ 1.34

Basic income/(loss) per common share is computed based upon the weighted average number of common shares outstanding. Diluted income/(loss) per common share is computed based upon the weighted average number of common shares outstanding plus the following items if dilutive in the current period: the common shares issuable from the assumed conversion of the OP Units and DownREIT Units, convertible preferred stock, stock options, unvested long-term incentive plan units ("LTIP Units"), performance units, unvested restricted stock and continuous equity program forward sales agreements. Only those instruments having a dilutive impact on our basic income/(loss) per share are included in diluted income/(loss) per share during the periods. For the years ended December 31, 2025, 2024, and 2023, the effect of the conversion of the OP Units, DownREIT Units and the Company's Series E preferred stock was not dilutive and therefore not included in the above calculation.

In July 2021, the Company entered into an ATM sales agreement under which the Company may offer and sell up to 20.0 million shares of its common stock, from time to time, to or through its sales agents and may enter into separate forward sales agreements to or through its forward purchasers. Upon entering into the ATM sales agreement, the Company simultaneously terminated the sales agreement for its prior at-the-market equity offering program, which was entered into in July 2017. During the year ended December 31, 2025, the Company did not sell any shares of common stock through its ATM program. As of December 31, 2025, we had 14.0 million shares of common stock available for future issuance under the ATM program.

In connection with any forward sales agreement under the Company's ATM program, the relevant forward purchasers will borrow from third parties and, through the relevant sales agent, acting in its role as forward seller, sell a number of shares of the Company's common stock equal to the number of shares underlying the agreement. The Company does not initially receive any proceeds from any sale of borrowed shares by the forward seller.

The Company generally has the ability to determine the dates and method of settlement (i.e., gross physical settlement, net share settlement or cash settlement), subject to certain conditions and the right of the counterparty to accelerate settlement under certain circumstances. The Company currently expects to fully physically settle each forward sales agreement with the relevant forward purchaser on one or more dates specified by the Company on or prior to the maturity date of that particular forward sales agreement, in which case the Company expects to receive aggregate net cash proceeds at settlement equal to the number of shares underlying the particular forward sales agreement multiplied

by the relevant forward sale price. However, subject to certain exceptions, the Company may also elect, in its discretion, to cash settle or net share settle a particular forward sales agreement, in which case the Company may not receive any proceeds (in the case of cash settlement) or will not receive any proceeds (in the case of net share settlement), and the Company may owe cash (in the case of cash settlement) or shares of UDR common stock (in the case of net share settlement) to the relevant forward purchaser.

During the years ended December 31, 2025 and 2024, the Company did not enter into any forward purchase agreements under its continuous equity program.

During the year ended December 31, 2025, the Company repurchased 3.3 million shares of its common stock at an average price of $36.12 per share for total consideration of approximately $117.8 million under its share repurchase program. During the year ended December 31, 2024, the Company did not repurchase any shares of its common stock.

The following table sets forth the additional shares of common stock outstanding by equity instrument if converted to common stock for each of the years ended December 31, 2025, 2024, and 2023 *(in thousands)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
OP/DownREIT Units	**22,817**	23,993	22,410
Convertible preferred stock	**2,816**	2,848	2,908
Unvested LTIP Units, performance units, stock options, and unvested restricted stock	**731**	826	339

9. STOCKHOLDERS' EQUITY

UDR has an effective registration statement that allows the Company to sell an undetermined number of debt and equity securities as defined in the prospectus. The Company's authorized capital was 450.0 million shares of common stock and 50.0 million shares of preferred stock as of December 31, 2025.

The following table presents the changes in the Company's issued and outstanding shares of common and preferred stock for the years ended December 31, 2025, 2024 and 2023:

	Common Stock	Preferred Stock	
		Series E	Series F
Balance at December 31, 2022	328,993	2,686	12,101
Issuance/(forfeiture) of common and restricted shares, net	174	—	—
Repurchase of common shares	(623)	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership	148	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the DownREIT Partnership	323	—	—
Forfeiture of Series F shares	—	—	(233)
Balance at December 31, 2023	329,015	2,686	11,868
Issuance/(forfeiture) of common and restricted shares, net	48	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership	170	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the DownREIT Partnership	1,533	—	—
Conversion of Series E Cumulative Convertible shares	93	(85)	—
Forfeiture of Series F shares	—	—	(1,444)
Balance at December 31, 2024	330,859	2,601	10,424
Issuance/(forfeiture) of common and restricted shares, net	291	—	—
Repurchase of common shares	(3,260)	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership	41	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the DownREIT Partnership	342	—	—
Forfeiture of Series F shares	—	—	(318)
Balance at December 31, 2025	**328,273**	**2,601**	**10,106**

Common Stock

In July 2021, the Company entered into an ATM sales agreement under which the Company may offer and sell up to 20.0 million shares of its common stock, from time to time, to or through its sales agents and may enter into separate forward sales agreements to or through its forward purchasers. Upon entering into the ATM sales agreement, the Company simultaneously terminated the sales agreement for its prior at-the-market equity offering program, which was entered into in July 2017. As of December 31, 2025, 14.0 million shares were available for sale under the ATM program.

During the year ended December 31, 2025, the Company entered into the following equity transactions for our common stock:

- Repurchased 3.3 million shares of common stock at a weighted average price per share of $36.12, for total consideration of approximately $117.8 million.

- Issued 0.3 million shares, net of forfeitures, of common stock through the Company's 1999 Long-Term Incentive Plan (the "LTIP"); and

- Issued 0.4 million shares of common stock upon redemption of OP Units and DownREIT Units, resulting in the forfeiture of 0.3 million Series F Preferred shares.

Distributions are subject to the approval of the Board of Directors and are dependent upon our strategy, financial condition and operating results. UDR's common distributions for the years ended December 31, 2025, 2024, and 2023 totaled $1.72, $1.70, and $1.68 per share, respectively.

Preferred Stock

The Series E Cumulative Convertible Preferred Stock ("Series E") has no stated par value and a liquidation preference of $16.61 per share. Subject to certain adjustments and conditions, each share of the Series E is convertible at any time at the holder's option into one share of our common stock prior to a "Special Dividend" declared in 2008 (1.083 shares after the Special Dividend). The holders of the Series E are entitled to vote on an as-converted basis as a single class in combination with the holders of common stock at any meeting of our stockholders for the election of directors or for any other purpose on which the holders of common stock are entitled to vote. The Series E has no stated maturity and is not subject to any sinking fund or any mandatory redemption.

Distributions declared on the Series E for the years ended December 31, 2025, 2024, and 2023 were $1.86, $1.84, and $1.82 per share, respectively. The Series E is not listed on any exchange. At December 31, 2025 and 2024, a total of 2.6 million and 2.6 million, respectively, shares of the Series E were outstanding.

UDR is authorized to issue up to 20.0 million shares of the Series F Preferred Stock ("Series F"). The Series F may be purchased by certain holders of OP Units and DownREIT Units, at a purchase price of $0.0001 per share. OP/DownREIT Unitholders are entitled to subscribe for and purchase one share of UDR's Series F for each OP/DownREIT Unit held. During the years ended December 31, 2025 and 2024, 0.3 million and 1.4 million of the Series F shares were forfeited upon the conversion of OP Units and DownREIT Units into Company common stock, respectively.

At December 31, 2025 and 2024, a total of 10.1 million and 10.4 million shares, respectively, of the Series F were outstanding with an aggregate purchase value of $1,010 and $1,042, respectively. Holders of the Series F are entitled to one vote for each share of the Series F they hold, voting together with the holders of our common stock, on each matter submitted to a vote of security holders at a meeting of our stockholders. The Series F does not entitle its holders to dividends or any other rights, privileges or preferences.

Distribution Reinvestment and Stock Purchase Plan

UDR's Distribution Reinvestment and Stock Purchase Plan allows common and preferred stockholders the opportunity to purchase, through the reinvestment of cash dividends and by making additional cash payments, additional shares of UDR's common stock. During the year ended December 31, 2025, all shares issued with respect to the plan were acquired through the open market.

10. EMPLOYEE BENEFIT PLANS

In May 2022, the stockholders of UDR approved an amendment and restatement to the LTIP. The LTIP authorizes the granting of awards which may take the form of options to purchase shares of common stock, stock appreciation rights, restricted stock, dividend equivalents, partnership interests in the Operating Partnership designated as LTIP Units, performance partnership interests in the Operating Partnership designated as Performance Units, other stock-based awards, and any other right or interest relating to common stock or cash incentive awards to Company directors, employees and outside trustees to promote the success of the Company by linking individual's compensation via grants of share based payment.

LTIP Units and Performance Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes, meaning that initially they are not economically equivalent in value to a share of our common stock, but over time can increase in value to one-for-one parity with common stock by operation of special tax rules applicable to profits interests. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP Units or Performance Units is less than the value of an equal number of shares of our common stock.

As of December 31, 2025, 35.0 million shares were reserved on an unadjusted basis for issuance upon the grant or exercise of awards under the LTIP. As of December 31, 2025, there were 12.5 million common shares available for issuance under the LTIP.

The LTIP contains double trigger change of control provisions allowing for the vesting of an award when certain conditions are met upon qualifying events such as a merger where UDR is not the surviving entity. Upon the

death or disability of an award recipient, all outstanding instruments will vest and all restrictions will lapse. The LTIP specifies that in the event of a capital transaction, which includes but is not limited to stock dividends, stock splits, extraordinary cash dividends and spin-offs, the number of shares available for grant in totality or to a single individual is to be adjusted proportionately. The LTIP specifies that when a capital transaction occurs that would dilute the holder of the stock award, prior grants are to be adjusted such that the recipient is no worse as a result of the capital transaction.

A summary of UDR's Performance Units, LTIP Units, restricted stock and option activities during the years ended December 31, 2025 and 2024 are as follows (*shares in thousands*):

	Unvested Performance Units Outstanding		Performance Units Exercisable		Unvested Stock Options Outstanding		Stock Options Exercisable		LTIP Units		Restricted Stock	
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of LTIP Units	Weighted Average Fair Value Per LTIP Unit	Number of shares	Weighted Average Fair Value Per Restricted Stock
Balance, December 31, 2023	3,717 $	41.25	2,278 $	37.53	1,339 $	44.99	19 $	59.90	312 $	50.51	365 $	44.53
Granted	494	38.79	—	—	50	38.64	—	—	678	38.70	190	38.66
Exercised	—	—	—	—	—	—	—	—	—	—	—	—
Vested	(1,652)	38.04	1,652	38.04	—	—	—	—	(209)	43.55	(163)	44.11
Forfeited	(745)	37.50	—	—	(48)	40.49	—	—	(115)	41.68	(83)	41.21
Balance, December 31, 2024	1,814 $	41.17	3,930 $	37.74	1,341 $	44.91	19 $	59.90	666 $	42.12	309 $	42.09
Granted	61	41.70	—	—	23	42.53	—	—	554	41.16	395	41.92
Exercised	—	—	—	—	—	—	—	—	—	—	—	—
Vested	(288)	39.67	288	39.67	(22)	38.64	22	38.64	(459)	41.67	(140)	43.86
Forfeited	(825)	52.51	—	—	(390)	44.66	—	—	(208)	45.19	(51)	43.27
Balance, December 31, 2025	762 $	38.76	4,218 $	37.87	952 $	45.10	41 $	48.49	553 $	40.45	513 $	41.32

As of December 31, 2025, the Company had granted 7.4 million shares of restricted stock, 3.9 million LTIP Units, 5.0 million Performance Units, and 1.0 million stock options under the LTIP.

Stock Option Awards

UDR has granted stock options to our employees and Company directors. Subject to certain conditions, each stock option is exercisable into one share of UDR common stock.

The total remaining compensation cost on unvested stock options was $1.0 million as of December 31, 2025.

During the year ended December 31, 2025, no stock options were exercised.

The weighted average remaining contractual life on all stock options outstanding as of December 31, 2025 is 6.7 years and such options have a weighted average exercise price of $45.10.

During the years ended December 31, 2025, 2024 and 2023, we recognized less than $0.1 million, $0.9 million and $0.6 million, respectively, of net compensation expense related to outstanding stock options.

Restricted Stock Awards

Restricted stock awards are granted to our employees and Company directors. The restricted stock awards are valued based upon the closing sales price of UDR common stock on the date of grant. Compensation expense is recorded

under either the straight-line method or graded vesting method over the vesting period, which is generally one to four years. Restricted stock awards earn dividends payable in cash or dividend reinvestment shares. Some of the restricted stock grants are based on the Company's performance and are subject to adjustment during the initial one to three year performance periods. During the years ended December 31, 2025, 2024, and 2023, we recognized $11.4 million, $5.5 million, and $6.4 million of compensation expense, net of capitalization, related to the amortization of restricted stock awards, respectively. The total remaining compensation cost on unvested restricted stock awards was $8.3 million and had a weighted average remaining contractual life of 1.8 years as of December 31, 2025.

Unit Awards

Unit awards are granted to our employees and Company directors. Compensation expense is recorded under either the straight-line method or graded vesting method over the vesting period, which is generally one to four years. Unit awards earn distributions payable in cash or distribution reinvestment units. Some of the Unit awards are based on the Company's performance and are subject to adjustment during the initial one to three year performance periods. During the years ended December 31, 2025, 2024, and 2023, we recognized $11.3 million, $20.3 million and $6.2 million, respectively, of compensation expense, net of capitalization, related to the amortization of the awards. The total remaining compensation cost on Unit awards was $7.7 million and had a weighted average remaining contractual life of 1.9 years as of December 31, 2025.

Performance Unit Awards

UDR has granted Performance Units to our employees and Company directors. Subject to certain conditions, each Performance Unit is exercisable into one Operating Partnership common unit. Compensation expense is recorded under either the straight-line method or graded vesting method over the vesting period, which is generally one to four years. Performance Unit awards earn distributions payable in cash equivalent to 2% of regular distributions paid on OP Units. Some of the Performance Unit awards are based on the Company's performance and are subject to adjustment during the initial one to three year performance periods.

The total remaining compensation cost on unvested Performance Units was $0.1 million as of December 31, 2025.

During the year ended December 31, 2025, no Performance Units were exercised.

The weighted average remaining contractual life on all Performance Units outstanding as of December 31, 2025 is 6.1 years and such Performance Units have a weighted average exercise price of $38.76.

During the years ended December 31, 2025, 2024 and 2023, we recognized $3.9 million, $5.9 million and $19.8 million, respectively, of net compensation expense related to outstanding Performance Units.

Short-Term Incentive Compensation

In January 2025, certain officers of the Company were awarded either a restricted stock grant, an STI Unit grant, or an STI Performance Unit grant, or a combination of all three, under the 2025 Long-Term Incentive Program ("2025 LTI"). All three of the awards represent short-term incentive compensation for the officers. The restricted stock award was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718"), or $42.53 per share. The STI Unit award was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, or $42.53 per unit, inclusive of a discount due to uncertainty associated with the STI Unit reaching parity with the value of a share of UDR common stock. The STI Performance Unit award was valued for compensation expense purposes on the date of grant in accordance with ASC 718 as determined by the lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 30.0%, an expected life of 5.5 years, an annualized risk-free rate of 4.5%, and an annual dividend yield of 3.6%, or $9.14 per unit, inclusive of a discount due to uncertainty associated with the STI Performance Unit reaching parity with the value of a share of UDR common stock. The restricted stock awards, STI Unit awards, and STI Performance Unit awards are primarily based on the Company's performance and are subject to adjustment based on performance against predefined metrics during the one-year performance period.

In January 2024, certain officers of the Company were awarded either a restricted stock grant, an STI Unit grant, or an STI Performance Unit grant, or a combination of all three, under the 2024 Long-Term Incentive Program ("2024 LTI"). All three of the awards represent short-term incentive compensation for the officers. The restricted stock award was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718"), or $38.64 per share. The STI Unit award was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, or $38.64 per unit, inclusive of a discount due to uncertainty associated with the STI Unit reaching parity with the value of a share of UDR common stock. The STI Performance Unit award was valued for compensation expense purposes on the date of grant in accordance with ASC 718 as determined by the lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 30.0%, an expected life of 5.5 years, an annualized risk-free rate of 4.04%, and an annual dividend yield of 3.5%, or $8.16 per unit, inclusive of a discount due to uncertainty associated with the STI Performance Unit reaching parity with the value of a share of UDR common stock. The restricted stock awards, STI Unit awards, and STI Performance Unit awards are primarily based on the Company's performance and are subject to adjustment based on performance against predefined metrics during the one-year performance period.

In January 2023, certain officers of the Company were awarded either a restricted stock grant, an STI Unit grant, or an STI Performance Unit grant, or a combination of all three, under the 2023 Long-Term Incentive Program ("2023 LTI"). All three of the awards represent short-term incentive compensation for the officers. The restricted stock award was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, or $38.59 per share. The STI Unit award was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, or $38.59 per unit, inclusive of a discount due to uncertainty associated with the STI Unit reaching parity with the value of a share of UDR common stock. The STI Performance Unit award was valued for compensation expense purposes on the date of grant in accordance with ASC 718 as determined by the lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 29.0%, an expected life of 5.5 years, an annualized risk-free rate of 4.09%, and an annual dividend yield of 3.3%, or $7.86 per unit, inclusive of a discount due to uncertainty associated with the STI Performance Unit reaching parity with the value of a share of UDR common stock. The restricted stock awards, STI Unit awards, and STI Performance Unit awards are primarily based on the Company's performance and are subject to adjustment based on performance against predefined metrics during the one-year performance period.

Long-Term Incentive Compensation

In January 2025, certain officers of the Company were awarded either a restricted stock grant, an LTIP Unit grant, or an LTIP Performance Unit grant, or a combination of all three, under the 2025 LTI. For all three restricted stock grants, LTIP Unit grants and Performance Unit grants, thirty percent of the 2025 LTI award is based upon FFO as Adjusted over a one-year period and will vest fifty percent on the one-year anniversary and fifty percent on the two-year anniversary. Fifteen percent of the 2025 LTI award is based upon relative FFO as Adjusted over a three-year period and will vest 100% at the end of the three-year performance period. The remaining fifty-five percent of the 2025 LTI award is based on Total Shareholder Return ("TSR") as measured relative to comparable apartment REITs over a three-year period and as measured relative to the Nareit Equity REITs Total Return Index over a three-year period whereby all three will vest 100% at the end of the three-year performance periods. The portion of the restricted stock grant based upon FFO as Adjusted was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant or $42.53 per share. Because LTIP Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $19.45 per unit on the grant date, inclusive of an 8.6% discount, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $20.41 per unit on the grant date, inclusive of a 4.0% discount. Because LTIP Performance Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Performance Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Performance Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $4.65 per unit on the grant date, inclusive of an 8.6% discount, a volatility factor of 29.0%, an expected life of 5.75 years, an annualized risk-free rate of 4.5%, and an annual dividend yield of 3.6%, and the portion of the LTIP Performance Unit grant based upon the three-year FFO as Adjusted was valued for

compensation expense purposes at $4.93 per unit on the grant date, inclusive of a 4.0% discount, a volatility factor of 28.0%, an expected life of 6.5 years, an annualized risk-free rate of 4.5%, and an annual dividend yield of 3.6%. The portion of the restricted stock grant based upon relative TSR was valued for compensation expense purposes at $47.00 per share for the comparable apartment REITs component and $45.81 per share for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 24.0%. The portion of the LTIP Unit grant based upon relative TSR was valued for compensation expense purposes at $22.79 per unit, inclusive of a 4.0% discount, for the comparable apartment REITs component and $22.22 per unit, inclusive of a 4.0% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 24.0%. The portion of the LTIP Performance Unit grant based upon relative TSR was valued for compensation expense purposes at $6.18 per unit, inclusive of a 4.0% discount, for the comparable apartment REITs component and $6.37 per unit, inclusive of a 4.0% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 32.0%, an expected life of 6.5 years, an annualized risk-free rate of 4.5%, and an annual dividend yield of 3.2%.

In January 2024, certain officers of the Company were awarded either a restricted stock grant, an LTIP Unit grant, or an LTIP Performance Unit grant, or a combination of all three, under the 2024 LTI. For all three restricted stock grants, LTIP Unit grants and Performance Unit grants, thirty percent of the 2024 LTI award is based upon FFO as Adjusted over a one-year period and will vest fifty percent on the one-year anniversary and fifty percent on the two-year anniversary. Fifteen percent of the 2024 LTI award is based upon relative FFO as Adjusted over a three-year period and will vest 100% at the end of the three-year performance period. The remaining fifty-five percent of the 2024 LTI award is based on Total Shareholder Return ("TSR") as measured relative to comparable apartment REITs over a three-year period and as measured relative to the Nareit Equity REITs Total Return Index over a three-year period whereby all three will vest 100% at the end of the three-year performance periods. The portion of the restricted stock grant based upon FFO as Adjusted was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant or $38.64 per share. Because LTIP Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $17.72 per unit on the grant date, inclusive of an 8.3% discount, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $18.57 per unit on the grant date, inclusive of a 3.9% discount. Because LTIP Performance Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Performance Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Performance Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $4.22 per unit on the grant date, inclusive of an 8.3% discount, a volatility factor of 30.0%, an expected life of 5.5 years, an annualized risk-free rate of 4.04%, and an annual dividend yield of 3.5%, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $4.37 per unit on the grant date, inclusive of a 3.9% discount, a volatility factor of 28.0%, an expected life of 6.5 years, an annualized risk-free rate of 4.03%, and an annual dividend yield of 3.5%. The portion of the restricted stock grant based upon relative TSR was valued for compensation expense purposes at $47.21 per share for the comparable apartment REITs component and $44.86 per share for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 24.0%. The portion of the LTIP Unit grant based upon relative TSR was valued for compensation expense purposes at $22.86 per unit, inclusive of a 3.9% discount, for the comparable apartment REITs component and $21.74 per unit, inclusive of a 3.9% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 24.0%. The portion of the LTIP Performance Unit grant based upon relative TSR was valued for compensation expense purposes at $5.96 per unit, inclusive of a 3.9% discount, for the comparable apartment REITs component and $5.93 per unit, inclusive of a 3.9% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 31.0%, an expected life of 6.5 years, an annualized risk-free rate of 4.03%, and an annual dividend yield of 3.3%.

In January 2023, certain officers of the Company were awarded either a restricted stock grant, an LTIP Unit grant, or an LTIP Performance Unit grant, or a combination of all three, under the 2023 LTI. For all three restricted stock

grants, LTIP Unit grants and Performance Unit grants, thirty percent of the 2023 LTI award is based upon FFO as Adjusted over a one-year period and will vest fifty percent on the one-year anniversary and fifty percent on the two-year anniversary. Fifteen percent of the 2023 LTI award is based upon relative FFO as Adjusted over a three-year period and will vest 100% at the end of the three-year performance period. The remaining fifty-five percent of the 2023 LTI award is based on Total Shareholder Return ("TSR") as measured relative to comparable apartment REITs over a three-year period and as measured relative to the Nareit Equity REITs Total Return Index over a three-year period whereby all three will vest 100% at the end of the three-year performance periods. The portion of the restricted stock grant based upon FFO as Adjusted was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant or $38.59 per share. Because LTIP Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $17.58 per unit on the grant date, inclusive of an 8.9% discount, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $18.45 per unit on the grant date, inclusive of a 4.4% discount. Because LTIP Performance Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Performance Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Performance Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $4.12 per unit on the grant date, inclusive of an 8.9% discount, a volatility factor of 29.0%, an expected life of 5.5 years, an annualized risk-free rate of 4.09%, and an annual dividend yield of 3.3%, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $4.29 per unit on the grant date, inclusive of a 4.4% discount, a volatility factor of 27.0%, an expected life of 6.5 years, an annualized risk-free rate of 4.08%, and an annual dividend yield of 3.3%. The portion of the restricted stock grant based upon relative TSR was valued for compensation expense purposes at $44.85 per share for the comparable apartment REITs component and $43.30 per share for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 36.0%. The portion of the LTIP Unit grant based upon relative TSR was valued for compensation expense purposes at $21.62 per unit, inclusive of a 4.4% discount, for the comparable apartment REITs component and $20.89 per unit, inclusive of a 4.4% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 36.0%. The portion of the LTIP Performance Unit grant based upon relative TSR was valued for compensation expense purposes at $6.02 per unit, inclusive of a 4.4% discount, for the comparable apartment REITs component and $5.86 per unit, inclusive of a 4.4% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 16.0%, an expected life of 6.5 years, an annualized risk-free rate of 4.08%, and an annual dividend yield of 3.2%.

Profit Sharing Plan

Our profit sharing plan (the "Plan") is a defined contribution plan covering all eligible full-time employees. Under the Plan, UDR makes discretionary profit sharing and matching contributions to the Plan as determined by the Compensation Committee of the Board of Directors. Aggregate provisions for contributions, both matching and discretionary, which are included in *General and administrative* on UDR's Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023, were $1.2 million, $1.0 million, and $1.1 million, respectively.

11. INCOME TAXES

For 2025, 2024, and 2023, UDR believes that we have complied with the REIT requirements specified in the Code. As such, the REIT would generally not be subject to federal income taxes.

For income tax purposes, distributions paid to common stockholders may consist of ordinary income, qualified dividends, capital gains, unrecaptured section 1250 gains, return of capital, or a combination thereof. Distributions that exceed our current and accumulated earnings and profits constitute a return of capital rather than taxable income and reduce the stockholder's basis in their common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholder's basis in the common shares, it generally will be treated as a gain

from the sale or exchange of that stockholder's common shares. Taxable distributions paid per common share were taxable as follows for the years ended December 31, 2025, 2024 and 2023 (*unaudited*):

	Year Ended December 31,		
	2025	**2024**	**2023**
Ordinary income	**$ 1.4244**	$ 1.5935	$ 1.4384
Qualified ordinary income	**0.0001**	0.0001	0.0001
Long-term capital gain	**0.1771**	0.0458	0.1697
Unrecaptured section 1250 gain	**0.1134**	0.0556	0.0318
Total	**$ 1.7150**	$ 1.6950	$ 1.6400

We have a TRS that is subject to federal and state income taxes. A TRS is a C-corporation which has not elected REIT status and as such is subject to United States federal and state income tax. The components of the provision for income taxes are as follows for the years ended December 31, 2025, 2024, and 2023 (*dollars in thousands*):

	Year Ended December 31,		
	2025	**2024**	**2023**
Income tax (benefit)/provision			
Current			
Federal	$ **210**	$ 314	$ 69
State	**940**	1,192	2,036
Total current	**1,150**	1,506	2,105
Deferred			
Federal	**(252)**	(103)	26
State	**(15)**	(476)	23
Investment tax credit	**(48)**	(48)	(48)
Total deferred	**(315)**	(627)	1
Total income tax (benefit)/provision	$ **835**	$ 879	$ 2,106

Deferred income taxes are provided for the change in temporary differences between the basis of certain assets and liabilities for financial reporting purposes and income tax reporting purposes. The expected future tax rates are based upon enacted tax laws. The components of our TRS deferred tax assets and liabilities are recorded in *Accounts payable, accrued expenses and other liabilities* on the Consolidated Balance Sheets, and are as follows for the years ended December 31, 2025, 2024, and 2023 (*dollars in thousands*):

	Year Ended December 31,		
	2025	**2024**	**2023**
Deferred tax assets:			
Federal and state tax attributes	$ **31**	$ 55	$ 28
Other	**401**	142	153
Total deferred tax assets	**432**	197	181
Valuation allowance	**(27)**	(27)	(27)
Net deferred tax assets	**405**	170	154
Deferred tax liabilities:			
Book/tax depreciation and basis	**(787)**	(878)	(881)
Other	**(132)**	(73)	(76)
Total deferred tax liabilities	**(919)**	(951)	(957)
Net deferred tax assets/(liabilities)	$ **(514)**	$ (781)	$ (803)

Income tax provision/(benefit), net from our TRS differed from the amounts computed by applying the U.S. statutory rate of 21% to pretax income/(loss) for the years ended December 31, 2025, 2024, and 2023 as follows *(dollars in thousands):*

| | Year Ended December 31, | | |
	2025	2024	2023
Income tax provision/(benefit)			
U.S. federal income tax provision/(benefit)	$ (40)	$ 251	$ 105
State income tax provision	923	1,233	2,054
Solar credit amortization	(48)	(48)	(48)
ITC basis adjustment	—	(557)	—
Valuation allowance	—	—	(5)
Total income tax provision/(benefit)	$ 835	$ 879	$ 2,106

The Company's *Tax benefit/(provision), net* was $(0.8) million, $(0.9) million and $(2.1) million for the years ended December 31, 2025, 2024 and 2023, respectively. The decrease of $0.1 million was primarily attributable to a decrease in state taxes for the tax year ended December 31, 2025. GAAP defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The financial statements reflect expected future tax consequences of income tax positions presuming the taxing authorities' full knowledge of the tax position and all relevant facts, but without considering time values. GAAP also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

The Company evaluates our tax position using a two-step process. First, we determine whether a tax position is more likely than not (greater than 50 percent probability) to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company will then determine the amount of benefit to recognize and record the amount of the benefit that is more likely than not to be realized upon ultimate settlement. As of December 31, 2025 and 2024, UDR has no material unrecognized income tax benefits/(provisions), net.

The Company files income tax returns in federal and various state and local jurisdictions. The tax years 2022 through 2025 remain open to examination by the major taxing jurisdictions to which the Company is subject.

12. NONCONTROLLING INTERESTS

Redeemable Noncontrolling Interests in the Operating Partnership and DownREIT Partnership

Interests in the Operating Partnership and the DownREIT Partnership held by limited partners are represented by OP Units and DownREIT Units, respectively. The income is allocated to holders of OP Units/DownREIT Units based upon net income attributable to common stockholders and the weighted average number of OP Units/DownREIT Units outstanding to total common shares plus OP Units/DownREIT Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to noncontrolling interests in accordance with the terms of the partnership agreements of the Operating Partnership and the DownREIT Partnership.

Limited partners of the Operating Partnership and the DownREIT Partnership have the right to require such partnership to redeem all or a portion of the OP Units/DownREIT Units held by the limited partner at a redemption price equal to and in the form of the Cash Amount (as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable), provided that such OP Units/DownREIT Units have been outstanding for at least one year, subject to certain exceptions. UDR, as the general partner of the Operating Partnership and the DownREIT Partnership may, in its sole discretion, purchase the OP Units/DownREIT Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of common stock of the Company for each OP Unit/DownREIT Unit), as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable. Accordingly, the Company records the OP Units/DownREIT Units outside of permanent equity and reports the OP Units/DownREIT Units at their redemption value using the Company's stock price at each balance sheet date.

The following table sets forth redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership for the years ended December 31, 2025 and 2024 (*dollars in thousands*):

	Year Ended December 31,	
	2025	2024
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership at beginning of year	$ 1,017,355	$ 961,087
Mark-to-market adjustment to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	(134,688)	148,362
Conversion of OP Units/DownREIT Units to Common Stock or Cash	(25,257)	(73,196)
Net income/(loss) attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	25,965	6,246
Distributions to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	(41,161)	(52,250)
Redeemable Long-Term and Short-Term Incentive Plan Units	17,905	27,175
Allocation of other comprehensive income/(loss)	(153)	(69)
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership at end of year	$ 859,966	$ 1,017,355

Noncontrolling Interests

Noncontrolling interests represent interests of unrelated partners in certain consolidated affiliates, and are presented as part of equity on the Consolidated Balance Sheets since these interests are not redeemable. *Net (income)/loss attributable to noncontrolling interests* was less than $(0.1) million, less than $(0.1) million, and less than $(0.1) million during the years ended December 31, 2025, 2024, and 2023, respectively.

13. FAIR VALUE OF DERIVATIVES AND FINANCIAL INSTRUMENTS

Fair value is based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level valuation hierarchy prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 — Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The estimated fair values of the Company's financial instruments either recorded or disclosed on a recurring basis as of December 31, 2025 and 2024 are summarized as follows *(dollars in thousands)*:

	Total Carrying Amount in Statement of Financial Position at December 31, 2025 (a)	Fair Value Estimate at December 31, 2025	Fair Value at December 31, 2025, Using		
			Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description:					
Notes receivable, net (b)	$ 149,979	$ 144,160	$ —	$ —	$ 144,160
Equity securities (c)	1,479	1,479	1,479	—	—
Derivatives - Interest rate contracts (d)	272	272	—	272	—
Total assets	$ 151,730	$ 145,911	$ 1,479	$ 272	$ 144,160
Secured debt instruments - fixed rate: (e)					
Mortgage notes payable	$ 937,007	$ 895,881	$ —	$ —	$ 895,881
Secured debt instruments - variable rate: (e)					
Tax-exempt secured notes payable	27,000	27,000	—	—	27,000
Unsecured debt instruments: (e)					
Working capital credit facility	26,381	26,381	—	—	26,381
Commercial paper program	445,000	445,000	—	—	445,000
Unsecured notes	4,406,646	4,092,949	—	—	4,092,949
Total liabilities	$ 5,842,034	$ 5,487,211	$ —	$ —	$ 5,487,211
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership (f)	$ 859,966	$ 859,966	$ —	$ 859,966	$ —

Description:	Total Carrying Amount in Statement of Financial Position at December 31, 2024 (a)	Fair Value Estimate at December 31, 2024	Fair Value at December 31, 2024, Using		
			Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Notes receivable, net (b)	$ 247,849	$ 243,546	$ —	$ —	$ 243,546
Equity securities (c)	1,281	1,281	1,281	—	—
Derivatives - Interest rate contracts (d)	3,227	3,227	—	3,227	—
Total assets	$ 252,357	$ 248,054	$ 1,281	$ 3,227	$ 243,546
Secured debt instruments - fixed rate: (e)					
Mortgage notes payable	$ 1,115,999	$ 1,039,482	$ —	$ —	$ 1,039,482
Secured debt instruments - variable rate: (e)					
Tax-exempt secured notes payable	27,000	27,000	—	—	27,000
Unsecured debt instruments: (e)					
Working capital credit facility	9,361	9,361	—	—	9,361
Commercial paper program	289,900	289,900	—	—	289,900
Unsecured notes	4,408,376	3,897,187	—	—	3,897,187
Total liabilities	$ 5,850,636	$ 5,262,930	$ —	$ —	$ 5,262,930
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership (f)	$ 1,017,355	$ 1,017,355	$ —	$ 1,017,355	$ —

(a) Certain balances include fair market value adjustments and exclude deferred financing costs.

(b) See Note 2, *Significant Accounting Policies*. Note receivables, net includes any accrued and unpaid interest, as applicable, and allowance for credit losses.

(c) The Company holds a direct investment in a publicly traded real estate technology company, SmartRent. The investment is valued at the market price on December 31, 2025 and 2024. The Company currently classifies the investment as Level 1 in the fair value hierarchy.

(d) See Note 14, *Derivatives and Hedging Activity*.

(e) See Note 7, *Secured and Unsecured Debt, Net*.

(f) See Note 12, *Noncontrolling Interests*.

There were no transfers into or out of any of the levels of the fair value hierarchy during the year ended December 31, 2025 and 2024.

Financial Instruments Carried at Fair Value

The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair values of interest rate swaps and caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2025 and 2024, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. In conjunction with the FASB's fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership have a redemption feature and are marked to their redemption value. The redemption value is based on the fair value of the Company's common stock at the redemption date, and therefore, is calculated based on the fair value of the Company's common stock at the balance sheet date. Since the valuation is based on observable inputs such as quoted prices for similar instruments in active markets, redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership are classified as Level 2.

Financial Instruments Not Carried at Fair Value

At December 31, 2025, the fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaids, real estate taxes payable, accrued interest payable, security deposits and prepaid rent, distributions payable and accounts payable approximated their carrying values because of the short term nature of these instruments. The estimated fair values of other financial instruments, which includes notes receivable and debt instruments, are classified in Level 3 of the fair value hierarchy due to the significant unobservable inputs that are utilized in their respective valuations.

14. DERIVATIVES AND HEDGING ACTIVITY

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its debt funding and through the use of derivative financial instruments. Specifically, the Company may enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in *Accumulated other comprehensive income/(loss), net* on the Consolidated Balance Sheets and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2025, 2024, and 2023, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

Amounts reported in *Accumulated other comprehensive income/(loss), net* on the Consolidated Balance Sheets related to derivatives that will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. Through December 31, 2026, the Company estimates that an additional $0.1 million will be reclassified as a decrease to *Interest expense*.

As of December 31, 2025, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (*dollars in thousands*):

Product	Number of Instruments	Notional
Interest rate swaps and caps	4	$ 183,977

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements of GAAP. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of December 31, 2025, no derivatives not designated as hedges were held by the Company.

Tabular Disclosure of Fair Values of Derivative Instruments on the Consolidated Balance Sheets

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2025 and 2024 (*dollars in thousands*):

	Asset Derivatives (included in *Other assets*)		Liability Derivatives (included in *Other liabilities*)	
	Fair Value at:		Fair Value at:	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Derivatives designated as hedging instruments:				
Interest rate products	$ 272	$ 3,227	$ —	$ —

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statements of Operations

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023 (*dollars in thousands*):

Derivatives in Cash Flow Hedging Relationships	*Unrealized holding gain/(loss) Recognized in OCI*			Gain/(Loss) Reclassified from Accumulated OCI into *Interest expense*			Gain/(Loss) Recognized in *Interest expense* (Amount Excluded from Effectiveness Testing)		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Interest rate products	$ 715	$ 5,988	$ 3,872	$ 2,846	$ 7,333	$ 7,533	$ —	$ —	$ —

	Year Ended December 31,		
	2025	2024	2023
Total amount of *Interest expense* presented on the Consolidated Statements of Operations	$ 196,619	$ 195,712	$ 180,866

Credit-risk-related Contingent Features

The Company has agreements with its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

The Company has certain agreements with some of its derivative counterparties that contain a provision where, in the event of default by the Company or the counterparty, the right of setoff may be exercised. Any amount payable to one party by the other party may be reduced by its setoff against any amounts payable by the other party. Events that give rise to default by either party may include, but are not limited to, the failure to pay or deliver payment under the derivative agreement, the failure to comply with or perform under the derivative agreement, bankruptcy, a merger without assumption of the derivative agreement, or in a merger, a surviving entity's creditworthiness is materially weaker than the original party to the derivative agreement.

Tabular Disclosure of Offsetting Derivatives

The Company has elected not to offset derivative positions on the consolidated financial statements. The table below present the effect on its financial position had the Company made the election to offset its derivative positions as of December 31, 2025 and 2024 (*dollars in thousands*):

Offsetting of Derivative Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets Presented in the Consolidated Balance Sheets (a)	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received	
December 31, 2025	$ 272	$ —	$ 272	$ —	$ —	$ 272
December 31, 2024	$ 3,227	$ —	$ 3,227	$ —	$ —	$ 3,227

   (a) Amounts reconcile to the aggregate fair value of derivative assets in the "Tabular Disclosure of Fair Values of Derivative Instruments on the Consolidated Balance Sheets" located in this footnote.

15. COMMITMENTS AND CONTINGENCIES

Commitments

The following summarizes the Company's commitments at December 31, 2025 (*dollars in thousands*):

	Number Properties	UDR's Investment (a)	UDR's Remaining Commitment
Real estate commitments			
Wholly-owned — under development	1	$ 72,885	$ 60,715
Other unconsolidated investments:			
Real estate technology and sustainability investments (b)	-	134,006	34,994
Total		$ 206,891	$ 95,709

(a) Represents UDR's investment as of December 31, 2025.

(b) As of December 31, 2025, the investments were recorded in either *Investment in and advances to unconsolidated joint ventures, net* or *Other Assets* on the Consolidated Balance Sheets.

Contingencies

Litigation and Legal Matters

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. The Company cannot determine the ultimate liability with respect to such legal proceedings and claims at this time. The Company believes that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on our financial condition, results of operations or cash flows.

We have been named as a defendant in a number of cases alleging antitrust violations by RealPage, Inc., a vendor providing revenue management software products, and various owners or managers of multifamily housing, which cases have been consolidated in the United States Court for the Middle District of Tennessee with the Second Amended Complaint filed September 7, 2023 and cases with similar allegations that have been filed by the District of Columbia on November 1, 2023 in the Superior Court of the District of Columbia, the State of Maryland on January 15, 2025 in the Circuit Court for Prince George's County, Maryland, subsequently transferred to the Circuit Court for Baltimore City, Maryland, and on April 8, 2025 in the Superior Court for King County, Washington**.** These cases seek injunctive relief as well as monetary damages. We believe that there are defenses, both factual and legal, to the allegations in such cases and we intend to vigorously defend such suits. We are also aware that governmental investigations regarding antitrust matters in the multifamily industry are occurring and the federal government and various state attorneys general have filed a civil lawsuit against RealPage, Inc. and certain owners or managers of multifamily housing to which we are not a party. As all of the above proceedings are in the early stages, it is not possible for us to predict the outcome or to estimate the amount of loss, if any, that may be associated with an adverse decision in any of these cases or any case that may be brought based on the investigations. As a result, as of December 31, 2025, there is no liability recorded.

16. REPORTABLE SEGMENTS

GAAP guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker ("CODM") to decide how to allocate resources and for purposes of assessing such segments' performance. UDR's CODM is comprised of our Chairman, President and Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, who use several generally accepted industry financial measures to assess the performance of the business for our reportable operating segments.

UDR owns and operates multifamily apartment communities that generate rental and other property related income through the leasing of apartment homes to a diverse base of tenants. The primary financial measures for UDR's apartment communities are rental income and net operating income ("NOI"). NOI is a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. NOI is defined as rental income less direct property rental expenses. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing, which align with the segment-level information that is regularly provided to our CODM. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs. UDR's CODM utilizes NOI as the key measure of segment profit or loss to assess the performance of each segment and to allocate resources (including employees and financial or capital resources) primarily during the quarterly or annual business review and annual budget and forecasting process.

UDR's two reportable segments are *Same-Store Communities* and *Non-Mature Communities/Other*:

- *Same-Store Communities* represent those communities acquired, developed, and stabilized prior to January 1, 2024 and held as of December 31, 2025. A comparison of operating results from the prior year is meaningful as these communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not classified as held for disposition within the current year. A community is considered to have stabilized occupancy once it achieves 90% occupancy for at least three consecutive months.

- *Non-Mature Communities/Other* represent those communities that do not meet the criteria to be included in *Same-Store Communities*, including, but not limited to, recently acquired, developed and redeveloped communities, and the non-apartment components of mixed use properties.

Management evaluates the performance of each of our apartment communities on a *Same-Store Community* and *Non-Mature Community/Other* basis, as well as individually and geographically. This is consistent with the aggregation criteria under GAAP as each of our apartment communities generally has similar economic characteristics, facilities, services, and tenants. Therefore, the Company's reportable segments have been aggregated by geography in a manner identical to that which is provided to the CODM.

All revenues are from external customers and no single tenant or related group of tenants contributed 10% or more of UDR's total revenues during the years ended December 31, 2025, 2024, and 2023.

The following is a description of the principal streams from which the Company generates its revenue:

Lease Revenue

Lease revenue related to leases is recognized on an accrual basis when due from residents or tenants in accordance with ASC 842, *Leases*. Rental payments are generally due on a monthly basis and recognized on a straight-line basis over the noncancellable lease term because collection of the lease payments was probable at lease commencement, inclusive of any periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option. In addition, in circumstances where a lease incentive is provided to tenants, the incentive is recognized as a reduction of lease revenue on a straight-line basis over the lease term.

Lease revenue also includes all pass-through revenue from retail and residential leases and common area maintenance reimbursements from retail leases. These services represent non-lease components in a contract as the Company transfers a service to the lessee other than the right to use the underlying asset. The Company has elected the practical expedient under the leasing standard to not separate lease and non-lease components from its resident and retail lease contracts as the timing and pattern of revenue recognition for the non-lease component and related lease component are the same and the combined single lease component would be classified as an operating lease.

Other Revenue

Other revenue is generated by services provided by the Company to its retail and residential tenants and other unrelated third parties. Revenue is measured based on consideration specified in contracts with customers. The Company recognizes revenue when it satisfies a performance obligation by providing the services specified in a contract to the customer. These fees are generally recognized as earned.

Joint venture management and other fees

The *Joint venture management and other fees* revenue consists of management fees charged to our equity method joint ventures per the terms of contractual agreements and other fees. Joint venture fee revenue is recognized monthly as the management services are provided and the fees are earned or upon a transaction whereby the Company earns a fee. *Joint venture management and other fees* are not allocable to a specific reportable segment or segments.

The following table details rental income and NOI for UDR's reportable segments for the years ended December 31, 2025, 2024, and 2023, and reconciles NOI to *Net income/(loss) attributable to UDR, Inc.* on the Consolidated Statements of Operations *(dollars in thousands)*:

		Year Ended December 31, (a)				
		2025		2024		2023
Reportable apartment home segment lease revenue						
Same-Store Communities						
West Region	$	**496,427**	$	483,285	$	468,797
Northeast Region		**324,572**		314,446		305,364
Mid-Atlantic Region		**310,416**		299,695		290,194
Southeast Region		**220,993**		222,515		222,488
Southwest Region		**198,270**		200,309		178,772
Non-Mature Communities/Other		**88,044**		87,669		104,893
Total segment and consolidated lease revenue	$	**1,638,722**		$ 1,607,919		$ 1,570,508
Reportable apartment home segment other revenue						
Same-Store Communities						
West Region	$	**13,919**	$	12,199	$	11,771
Northeast Region		**9,545**		8,239		7,558
Mid-Atlantic Region		**14,282**		13,210		11,269
Southeast Region		**12,544**		10,783		9,185
Southwest Region		**9,737**		8,848		7,230
Non-Mature Communities/Other		**2,207**		2,327		3,137
Total segment and consolidated other revenue	$	**62,234**	$	55,606	$	50,150
Total reportable apartment home segment rental income						
Same-Store Communities						
West Region	$	**510,346**	$	495,484	$	480,568
Northeast Region		**334,117**		322,685		312,922
Mid-Atlantic Region		**324,698**		312,905		301,463
Southeast Region		**233,537**		233,298		231,673
Southwest Region		**208,007**		209,157		186,002
Non-Mature Communities/Other		**90,251**		89,996		108,030
Total segment and consolidated rental income	$	**1,700,956**		$ 1,663,525		$ 1,620,658
Total reportable apartment home segment operating expenses						
Same-Store Communities						
Personnel	$	**74,099**	$	70,795	$	63,451
Utilities		**73,102**		69,438		66,453
Repair and maintenance		**99,367**		97,785		91,014
Administrative and marketing		**39,007**		35,565		31,765
Real estate taxes		**199,444**		196,006		189,373
Insurance		**21,509**		24,080		24,362
Non-Mature Communities/Other (b)		**32,260**		31,033		39,470
Total segment and consolidated operating expenses	$	**538,788**	$	524,702	$	505,888
Reportable apartment home segment NOI						
Same-Store Communities						
West Region	$	**375,281**	$	365,620	$	355,640
Northeast Region		**217,524**		209,241		205,711
Mid-Atlantic Region		**222,797**		214,376		207,223
Southeast Region		**158,620**		159,459		159,369
Southwest Region		**129,955**		131,164		118,267
Non-Mature Communities/Other		**57,991**		58,963		68,560
Total segment and consolidated NOI		**1,162,168**		1,138,823		1,114,770

	Year Ended December 31, (a)		
	2025	**2024**	**2023**
Reconciling items:			
Joint venture management and other fees	**11,361**	8,317	6,843
Property management	**(55,281)**	(54,065)	(52,671)
Other operating expenses	**(30,734)**	(30,416)	(20,222)
Real estate depreciation and amortization	**(654,121)**	(676,068)	(676,419)
General and administrative	**(85,104)**	(84,305)	(69,929)
Casualty-related (charges)/recoveries, net	**(11,682)**	(15,179)	(3,138)
Other depreciation and amortization	**(25,914)**	(19,405)	(15,419)
Gain/(loss) on sale of real estate owned	**242,913**	16,867	351,193
Income/(loss) from unconsolidated entities	**28,388**	20,235	4,693
Interest expense	**(196,619)**	(195,712)	(180,866)
Interest income and other income/(expense), net	**19,175**	(12,336)	17,759
Tax (provision)/benefit, net	**(835)**	(879)	(2,106)
Net (income)/loss attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	**(25,965)**	(6,246)	(30,104)
Net (income)/loss attributable to noncontrolling interests	**(46)**	(46)	(31)
Net income/(loss) attributable to UDR, Inc.	**$ 377,704**	$ 89,585	$ 444,353

(a) *Same-Store Community* population consisted of 53,468 apartment homes.

(b) Non-Mature Communities/Other operating expenses include costs to manage recently acquired, developed and redeveloped communities, and the non-apartment components of mixed-use properties.

The following table details the assets of UDR's reportable segments as of December 31, 2025 and 2024 *(dollars in thousands)*:

	December 31, 2025	December 31, 2024
Reportable apartment home segment assets:		
Same-Store Communities (a):		
West Region	**$ 4,686,593**	$ 4,613,733
Northeast Region	**3,835,341**	3,788,083
Mid-Atlantic Region	**3,221,425**	3,171,487
Southeast Region	**1,663,389**	1,615,846
Southwest Region	**1,905,947**	1,889,173
Non-Mature Communities/Other	**1,175,190**	1,135,041
Total segment assets	**16,487,885**	16,213,363
Accumulated depreciation	**(7,374,546)**	(6,901,026)
Total segment assets — net book value	**9,113,339**	9,312,337
Reconciling items:		
Cash and cash equivalents	**1,222**	1,326
Restricted cash	**35,710**	34,101
Notes receivable, net	**149,979**	247,849
Investment in and advances to unconsolidated joint ventures, net	**886,492**	917,483
Operating lease right-of-use assets	**187,624**	186,997
Other assets	**231,308**	197,493
Total consolidated assets	**$ 10,605,674**	$ 10,897,586

(a) *Same-Store Community* population consisted of 53,468 apartment homes.

Markets included in the above geographic segments are as follows:

i.   West Region — Orange County, San Francisco, Seattle, Los Angeles, Monterey Peninsula, Other Southern California and Portland

ii.   Northeast Region — Boston, New York and Philadelphia

iii.   Mid-Atlantic Region — Metropolitan D.C., Baltimore and Richmond

iv.   Southeast Region — Tampa, Orlando, Nashville and Other Florida

v.   Southwest Region — Dallas, Austin and Denver

[This page is intentionally left blank.]

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED
DECEMBER 31, 2025
(In thousands)

	Encumbrances	Initial Costs Land and Land Improvements	Initial Costs Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Gross Amount at Which Carried at Close of Period Land and Land Improvements	Gross Amount at Which Carried at Close of Period Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
WEST REGION											
Harbor at Mesa Verde	$ —	$ 20,476	$ 28,538	$ 49,014	$ 32,395	$ 23,025	$ 58,384	$ 81,409	$ 48,990	1965/2003	Jun-03
27 Seventy Five Mesa Verde	—	99,329	110,644	209,973	121,398	118,154	213,217	331,371	186,939	1979/2013	Oct-04
Huntington Vista	—	8,055	22,486	30,541	20,421	9,610	41,352	50,962	33,614	1970	Jun-03
Missions at Back Bay	—	229	14,129	14,358	7,275	11,205	10,428	21,633	7,564	1969	Dec-03
Eight 80 Newport Beach - North	—	62,516	46,082	108,598	75,638	72,722	111,514	184,236	85,078	1968/2000/2016	Oct-04
Eight 80 Newport Beach - South	—	58,785	50,067	108,852	66,609	63,868	111,593	175,461	81,517	1968/2000/2016	Mar-05
Beach & Ocean	—	12,878	-	12,878	42,113	13,606	41,385	54,991	25,675	2014	Aug-11
The Residences at Bella Terra	—	25,000	-	25,000	134,604	26,090	133,514	159,604	86,650	2013	Oct-11
The Residences at Pacific City	—	78,085	-	78,085	285,729	79,680	284,134	363,814	138,622	2018	Jan-14
ORANGE COUNTY, CA	**—**	**365,353**	**271,946**	**637,299**	**786,182**	**417,960**	**1,005,521**	**1,423,481**	**694,649**		
2000 Post Street	—	9,861	44,578	54,439	49,496	14,829	89,106	103,935	63,600	1987/2016	Dec-98
Birch Creek	—	4,365	16,696	21,061	13,830	1,797	33,094	34,891	24,150	1968	Dec-98
Highlands Of Marin	—	5,996	24,868	30,864	35,487	8,509	57,842	66,351	47,222	1991/2010	Dec-98
Marina Playa	—	6,224	23,916	30,140	19,225	1,778	47,587	49,365	33,120	1971	Dec-98
River Terrace	—	22,161	40,137	62,298	12,503	23,103	51,698	74,801	43,087	2005	Aug-05
CitySouth	—	14,031	30,537	44,568	45,470	16,945	73,093	90,038	62,506	1972/2012	Nov-05
Bay Terrace	—	8,545	14,458	23,003	12,156	11,781	23,378	35,159	17,122	1962	Oct-05
Highlands of Marin Phase II	—	5,353	18,559	23,912	12,308	5,889	30,331	36,220	24,518	1968/2010	Oct-07
Edgewater	—	30,657	83,872	114,529	16,339	30,878	99,990	130,868	76,058	2007	Mar-08
Almaden Lake Village	27,000	594	42,515	43,109	15,645	1,276	57,478	58,754	43,302	1999	Jul-08
388 Beale	—	14,253	74,104	88,357	29,274	14,930	102,701	117,631	66,649	1999	Apr-11
Channel @ Mission Bay	—	23,625	-	23,625	137,067	24,598	136,094	160,692	87,911	2014	Sep-10
5421 at Dublin Station	—	8,922	-	8,922	119,045	8,942	119,025	127,967	24,367	2022	Sep-16
HQ	—	19,938	65,816	85,754	1,412	19,942	67,224	87,166	13,071	2021	Sep-22
Residences at Lake Merritt	—	8,664	56,876	65,540	1,082	8,667	57,955	66,622	7,326	2023	Dec-23
SAN FRANCISCO, CA	**27,000**	**183,189**	**536,932**	**720,121**	**520,339**	**193,864**	**1,046,596**	**1,240,460**	**634,009**		
Crowne Pointe	—	2,486	6,437	8,923	13,577	3,439	19,061	22,500	15,263	1987	Dec-98
Hilltop	—	2,174	7,408	9,582	8,902	3,261	15,223	18,484	12,785	1985	Dec-98
The Kennedy	—	6,179	22,307	28,486	7,445	6,480	29,451	35,931	23,525	2005	Nov-05
Hearthstone at Merrill Creek	—	6,848	30,922	37,770	13,225	7,631	43,364	50,995	32,440	2000	May-08
Island Square	—	21,284	89,389	110,673	22,318	22,304	110,687	132,991	77,382	2007	Jul-08
elements too	—	27,468	72,036	99,504	28,952	30,658	97,798	128,456	84,661	2010	Feb-10
989elements	—	8,541	45,990	54,531	10,718	8,800	56,449	65,249	39,787	2006	Dec-09
Lightbox	—	6,449	38,884	45,333	2,674	6,505	41,502	48,007	25,845	2014	Aug-14
Ashton Bellevue	—	8,287	124,939	133,226	8,544	8,553	133,217	141,770	62,753	2009	Oct-16
TEN20	—	5,247	76,587	81,834	8,249	5,375	84,708	90,083	40,682	2009	Oct-16
Milehouse	—	5,976	63,041	69,017	3,015	6,155	65,877	72,032	35,809	2016	Nov-16
CityLine	—	11,220	85,787	97,007	2,442	11,343	88,106	99,449	46,845	2016	Jan-17
CityLine II	—	3,723	56,843	60,566	880	3,752	57,694	61,446	26,696	2018	Jan-19
Brio	—	21,780	147,188	168,968	6,535	21,930	153,573	175,503	40,850	2020	Jul-21
SEATTLE, WA	**—**	**137,662**	**867,758**	**1,005,420**	**137,476**	**146,186**	**996,710**	**1,142,896**	**565,323**		
Rosebeach	—	8,414	17,449	25,863	10,612	9,106	27,369	36,475	22,312	1970	Sep-04
Tierra Del Rey	—	39,586	36,679	76,265	13,953	40,323	49,895	90,218	38,182	1998	Dec-07
The Westerly	—	48,182	102,364	150,546	54,855	51,583	153,818	205,401	114,663	1993/2013	Sep-10
Jefferson at Marina del Rey	—	55,651	-	55,651	107,644	62,846	100,449	163,295	85,389	2008	Sep-07
LOS ANGELES, CA	**—**	**151,833**	**156,492**	**308,325**	**187,064**	**163,858**	**331,531**	**495,389**	**260,546**		
Boronda Manor	—	1,946	8,982	10,928	14,831	3,513	22,246	25,759	16,344	1979	Dec-98
Garden Court	—	888	4,188	5,076	8,650	1,881	11,845	13,726	8,767	1973	Dec-98
Cambridge Court	—	3,039	12,883	15,922	23,115	6,094	32,943	39,037	25,254	1974	Dec-98
Laurel Tree	—	1,304	5,115	6,419	9,575	2,569	13,425	15,994	10,570	1977	Dec-98
The Pointe At Harden Ranch	—	6,388	23,854	30,242	41,034	10,701	60,575	71,276	45,521	1986	Dec-98
The Pointe At Northridge	—	2,044	8,028	10,072	15,437	3,894	21,615	25,509	16,363	1979	Dec-98
The Pointe At Westlake	—	1,329	5,334	6,663	10,645	2,461	14,847	17,308	10,820	1975	Dec-98
MONTEREY PENINSULA, CA	**—**	**16,938**	**68,384**	**85,322**	**123,287**	**31,113**	**177,496**	**208,609**	**133,639**		
Verano at Rancho Cucamonga Town Square	—	13,557	3,645	17,202	68,616	24,847	60,971	85,818	57,088	2006	Oct-02
Windemere at Sycamore Highland	—	5,810	23,450	29,260	13,226	6,582	35,904	42,486	29,005	2001	Nov-02

S - 1

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2025
(In thousands)

		Initial Costs				Gross Amount at Which Carried at Close of Period					
	Encumbrances	Land and Land Improvements	Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Land and Land Improvements	Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
Strata	—	14,278	84,242	98,520	3,835	14,519	87,836	102,355	29,604	2010	Nov-19
OTHER SOUTHERN CA	**—**	**33,645**	**111,337**	**144,982**	**85,677**	**45,948**	**184,711**	**230,659**	**115,697**		
Tualatin Heights	—	3,273	9,134	12,407	14,609	4,767	22,249	27,016	17,786	1989	Dec-98
PORTLAND, OR	**—**	**3,273**	**9,134**	**12,407**	**14,609**	**4,767**	**22,249**	**27,016**	**17,786**		
TOTAL WEST REGION	**27,000**	**891,893**	**2,021,983**	**2,913,876**	**1,854,634**	**1,003,696**	**3,764,814**	**4,768,510**	**2,421,649**		
NORTHEAST REGION											
Garrison Square	-	6,475	91,027	97,502	32,079	6,878	122,703	129,581	84,389	1887/1990	Sep-10
Ridge at Blue Hills	25,000	6,039	34,869	40,908	11,868	6,781	45,995	52,776	31,604	2007	Sep-10
Inwood West	80,000	20,778	88,096	108,874	25,455	20,667	113,662	134,329	78,964	2006	Apr-11
14 North	72,500	10,961	51,175	62,136	25,601	12,117	75,620	87,737	53,057	2005	Apr-11
100 Pier 4	-	24,584	-	24,584	210,207	24,963	209,828	234,791	107,450	2015	Dec-15
345 Harrison	-	32,938	-	32,938	334,406	45,164	322,180	367,344	129,252	2018	Nov-11
Currents on the Charles	-	12,580	70,149	82,729	5,338	12,869	75,198	88,067	31,751	2015	Jun-19
The Commons at Windsor Gardens	-	34,609	225,515	260,124	37,040	35,405	261,759	297,164	112,976	1969	Aug-19
Charles River Landing	-	17,068	112,777	129,845	7,947	17,428	120,364	137,792	46,632	2010	Nov-19
Lenox Farms	-	17,692	115,899	133,591	21,756	18,260	137,087	155,347	52,671	2009	Nov-19
Union Place	50,198	9,902	72,242	82,144	10,034	10,232	81,946	92,178	28,793	2005	Jan-21
Bradlee Danvers	-	28,669	175,114	203,783	15,766	28,749	190,800	219,549	48,546	1874/2008	Jun-22
BOSTON, MA	**227,698**	**222,295**	**1,036,863**	**1,259,158**	**737,497**	**239,513**	**1,757,142**	**1,996,655**	**806,085**		
10 Hanover Square	—	41,432	218,983	260,415	40,518	42,116	258,817	300,933	156,466	2005/2020	Apr-11
21 Chelsea	—	36,399	107,154	143,553	20,256	36,594	127,215	163,809	79,988	2001	Aug-11
View 34	—	114,410	324,920	439,330	140,303	116,315	463,318	579,633	296,854	1985/2013	Jul-11
95 Wall Street	—	57,637	266,255	323,892	41,655	58,919	306,628	365,547	195,216	2008	Aug-11
NEW YORK, NY	**—**	**249,878**	**917,312**	**1,167,190**	**242,732**	**253,944**	**1,155,978**	**1,409,922**	**728,524**		
Park Square	—	10,365	96,050	106,415	4,942	10,707	100,650	111,357	43,510	2018	May-19
The Smith Valley Forge	—	17,853	95,973	113,826	4,909	17,890	100,845	118,735	29,753	2019	Sep-21
322 on North Broad	—	12,240	124,524	136,764	12,930	12,310	137,384	149,694	42,961	2018	Sep-21
The George Apartments	—	17,341	-	17,341	50,121	17,366	50,096	67,462	11,551	2022	Aug-20
Broadridge	—	20,917	155,226	176,143	1,652	20,917	156,878	177,795	6,193	2021	May-25
PHILADELPHIA, PA	**—**	**78,716**	**471,773**	**550,489**	**74,554**	**79,190**	**545,853**	**625,043**	**133,968**		
TOTAL NORTHEAST REGION	**227,698**	**550,889**	**2,425,948**	**2,976,837**	**1,054,783**	**572,647**	**3,458,973**	**4,031,620**	**1,668,577**		
MID-ATLANTIC REGION											
Dominion Middle Ridge	—	3,311	13,283	16,594	21,190	4,838	32,946	37,784	26,123	1990	Jun-96
Dominion Lake Ridge	—	2,366	8,387	10,753	13,489	3,358	20,884	24,242	17,630	1987	Feb-96
Presidential Greens	—	11,238	18,790	30,028	23,612	11,974	41,666	53,640	33,029	1938	May-02
The Whitmore	—	6,418	13,411	19,829	29,756	7,936	41,649	49,585	36,723	1962/2008	Apr-02
Ridgewood	—	5,612	20,086	25,698	20,919	6,763	39,854	46,617	32,600	1988	Aug-02
Waterside Towers	—	13,001	49,657	62,658	44,436	51,608	55,486	107,094	45,440	1971	Dec-03
Wellington Place at Olde Town	—	13,753	36,059	49,812	26,618	15,445	60,985	76,430	52,286	1987/2008	Sep-05
Andover House	—	183	59,948	60,131	10,402	356	70,177	70,533	52,231	2004	Mar-07
Sullivan Place	—	1,137	103,676	104,813	27,346	2,230	129,929	132,159	99,259	2007	Dec-07
Delancey at Shirlington	—	21,606	66,765	88,371	14,141	21,722	80,790	102,512	59,927	2006/2007	Mar-08
View 14	—	5,710	97,941	103,651	11,159	5,806	109,004	114,810	73,410	2009	Jun-11
Capitol View on 14th	—	31,393	-	31,393	101,419	31,556	101,256	132,812	67,120	2013	Sep-07
Domain College Park	—	7,300	-	7,300	63,788	7,592	63,496	71,088	41,497	2014	Jun-11
1200 East West	—	9,748	68,022	77,770	8,096	10,045	75,821	85,866	39,330	2010	Oct-15
Courts at Huntington Station	—	27,749	111,878	139,627	11,271	28,422	122,476	150,898	73,649	2011	Oct-15
Eleven55 Ripley	—	15,566	107,539	123,105	12,167	16,130	119,142	135,272	60,908	2014	Oct-15
Arbor Park of Alexandria	160,930	50,881	159,728	210,609	19,407	52,191	177,825	230,016	105,327	1969/2015	Oct-15
Courts at Dulles	—	14,697	83,834	98,531	18,003	15,131	101,403	116,534	61,992	2000	Oct-15
Newport Village	—	50,046	177,454	227,500	34,205	51,183	210,522	261,705	126,713	1968	Oct-15
1301 Thomas Circle	—	27,836	128,191	156,027	6,828	27,932	134,923	162,855	55,328	2006	Aug-19
Station on Silver	—	16,661	109,198	125,859	2,468	16,825	111,502	128,327	38,992	2018	Dec-20
Seneca Place	—	21,184	98,173	119,357	15,348	21,280	113,425	134,705	39,113	1985	Jun-21
Canterbury Apartments	—	24,456	100,011	124,467	16,267	24,648	116,086	140,734	39,227	1986	Aug-21

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2025
(In thousands)

		Initial Costs				Gross Amount at Which Carried at Close of Period					
	Encumbrances	Land and Land Improvements	Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Land and Land Improvements	Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
The MO	—	27,135	-	27,135	115,796	27,135	115,796	142,931	19,087	2023	Jan-19
The Enclave at Potomac Club	—	20,013	124,470	144,483	239	20,013	124,709	144,722	1,066	2013	Nov-25
METROPOLITAN, D.C.	**160,930**	**429,000**	**1,756,501**	**2,185,501**	**668,370**	**482,119**	**2,371,752**	**2,853,871**	**1,298,007**		
Calvert's Walk	—	4,408	24,692	29,100	16,913	5,847	40,166	46,013	32,938	1988	Mar-04
20 Lambourne	—	11,750	45,590	57,340	24,164	12,733	68,771	81,504	50,004	2003	Mar-08
Domain Brewers Hill	—	4,669	40,630	45,299	7,108	5,088	47,319	52,407	31,803	2009	Aug-10
Rodgers Forge	—	15,392	67,958	83,350	12,846	15,889	80,307	96,196	35,504	1945	Apr-19
Towson Promenade	57,913	12,599	78,847	91,446	13,930	12,841	92,535	105,376	36,287	2009	Nov-19
1274 at Towson	—	7,807	46,238	54,045	4,784	7,879	50,950	58,829	15,637	2020	Sep-21
Quarters at Towson Town Center	—	16,111	106,453	122,564	20,121	16,239	126,446	142,685	50,984	2008	Nov-21
BALTIMORE, MD	**57,913**	**72,736**	**410,408**	**483,144**	**99,866**	**76,516**	**506,494**	**583,010**	**253,157**		
Waterside At Ironbridge	—	1,844	13,239	15,083	17,718	3,216	29,585	32,801	22,725	1987	Sep-97
Legacy at Mayland	—	1,979	11,524	13,503	44,535	6,483	51,555	58,038	47,624	1973/2007	Dec-91
RICHMOND, VA	**—**	**3,823**	**24,763**	**28,586**	**62,253**	**9,699**	**81,140**	**90,839**	**70,349**		
TOTAL MID-ATLANTIC REGION	**218,843**	**505,559**	**2,191,672**	**2,697,231**	**830,489**	**568,334**	**2,959,386**	**3,527,720**	**1,621,513**		
SOUTHEAST REGION											
Summit West	—	2,176	4,710	6,886	21,609	4,690	23,805	28,495	19,282	1972	Dec-92
The Breyley	—	1,780	2,458	4,238	24,000	4,766	23,472	28,238	22,942	1977/2007	Sep-93
Lakewood Place	—	1,395	10,647	12,042	20,261	3,547	28,756	32,303	24,784	1986	Mar-94
Cambridge Woods	—	1,791	7,166	8,957	18,303	3,852	23,408	27,260	20,145	1985	Jun-97
Inlet Bay	—	7,702	23,150	30,852	31,580	12,024	50,408	62,432	43,669	1988/1989	Jun-03
MacAlpine Place	—	10,869	36,858	47,727	31,076	13,181	65,622	78,803	48,442	2001	Dec-04
The Vintage Lofts at West End	—	6,611	37,663	44,274	28,825	16,239	56,860	73,099	48,073	2009	Jul-09
Peridot Palms	—	6,293	89,752	96,045	7,003	6,919	96,129	103,048	42,584	2017	Feb-19
The Preserve at Gateway	—	4,467	43,723	48,190	4,499	4,625	48,064	52,689	20,752	2013	May-19
The Slade at Channelside	—	10,216	72,786	83,002	10,573	10,671	82,904	93,575	32,866	2009	Jan-20
Andover Place at Cross Creek	—	11,702	107,761	119,463	13,740	11,929	121,274	133,203	46,067	1997/1999	Nov-20
Meridian	—	6,611	-	6,611	126,516	6,613	126,514	133,127	11,318	2024	May-21
TAMPA, FL	**—**	**71,613**	**436,674**	**508,287**	**337,985**	**99,056**	**747,216**	**846,272**	**380,924**		
Altamira Place	—	1,533	11,076	12,609	31,976	4,318	40,267	44,585	35,200	1984/2007	Apr-94
Regatta Shore	—	757	6,608	7,365	23,549	3,493	27,421	30,914	25,446	1988/2007	Jun-94
Alafaya Woods	—	1,653	9,042	10,695	17,386	3,238	24,843	28,081	22,010	1989/2006	Oct-94
Los Altos	—	2,804	12,349	15,153	19,009	5,315	28,847	34,162	25,491	1990/2004	Oct-96
Lotus Landing	—	2,185	8,639	10,824	18,932	3,544	26,212	29,756	20,782	1985/2006	Jul-97
Seville On The Green	—	1,282	6,498	7,780	13,428	2,206	19,002	21,208	14,819	1986/2004	Oct-97
Ashton @ Waterford	—	3,872	17,538	21,410	11,738	4,999	28,149	33,148	22,979	2000	May-98
Arbors at Lee Vista	—	6,692	12,860	19,552	25,058	8,312	36,298	44,610	26,087	1992/2007	Aug-06
Arbors at Maitland Summit	—	15,929	158,079	174,008	22,806	16,281	180,533	196,814	63,396	1998	Oct-21
Essex Luxe	—	9,068	94,487	103,555	1,966	9,164	96,357	105,521	28,210	2020	Oct-21
ORLANDO, FL	**—**	**45,775**	**337,176**	**382,951**	**185,848**	**60,870**	**507,929**	**568,799**	**284,420**		
Legacy Hill	—	1,148	5,867	7,015	15,173	2,327	19,861	22,188	17,216	1977	Nov-95
Hickory Run	—	1,469	11,584	13,053	22,923	3,138	32,838	35,976	24,980	1989	Dec-95
Carrington Hills	—	2,117	-	2,117	53,967	5,661	50,423	56,084	36,811	1999	Dec-95
Brookridge	—	708	5,461	6,169	11,364	1,793	15,740	17,533	13,187	1986	Mar-96
Breckenridge	—	766	7,714	8,480	10,662	1,965	17,177	19,142	13,911	1986	Mar-97
Colonnade	—	1,460	16,015	17,475	15,023	3,062	29,436	32,498	23,108	1998	Jan-99
The Preserve at Brentwood	—	3,182	24,674	27,856	22,285	4,760	45,381	50,141	35,655	1998	Jun-04
Polo Park	—	4,583	16,293	20,876	25,786	7,552	39,110	46,662	32,911	1987/2008	May-06
NASHVILLE, TN	**—**	**15,433**	**87,608**	**103,041**	**177,183**	**30,258**	**249,966**	**280,224**	**197,779**		
The Reserve and Park at Riverbridge	—	15,968	56,401	72,369	27,020	17,453	81,936	99,389	66,746	1999/2001	Dec-04
OTHER FLORIDA	**—**	**15,968**	**56,401**	**72,369**	**27,020**	**17,453**	**81,936**	**99,389**	**66,746**		
TOTAL SOUTHEAST REGION	**—**	**148,789**	**917,859**	**1,066,648**	**728,036**	**207,637**	**1,587,047**	**1,794,684**	**929,869**		
SOUTHWEST REGION											
Thirty377	25,000	24,036	32,951	56,987	26,777	26,627	57,137	83,764	47,633	1999/2007	Aug-06
Legacy Village	90,000	16,882	100,102	116,984	40,423	24,030	133,377	157,407	104,573	2005/06/07	Mar-08

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2025
(In thousands)

		Initial Costs				Gross Amount at Which Carried at Close of Period					
	Encumbrances	Land and Land Improvements	Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Land and Land Improvements	Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
Addison Apts at The Park	-	22,041	11,228	33,269	26,009	32,215	27,063	59,278	20,327	1977/78/79	May-07
Addison Apts at The Park I	-	7,903	554	8,457	9,916	11,058	7,315	18,373	6,228	1970	May-07
Addison Apts at The Park II	-	10,440	634	11,074	3,620	8,458	6,236	14,694	5,036	1975	May-07
Savoye	-	8,432	50,483	58,915	9,183	9,148	58,950	68,098	22,860	2009	Nov-19
Savoye 2	-	6,451	56,615	63,066	7,388	7,126	63,328	70,454	24,548	2011	Nov-19
Fiori on Vitruvian Park	-	7,934	78,575	86,509	8,092	9,132	85,469	94,601	34,096	2013	Nov-19
Vitruvian West Phase I	41,317	6,273	61,418	67,691	5,926	6,918	66,699	73,617	26,398	2018	Nov-19
Vitruvian West Phase II	-	6,451	15,798	22,249	41,121	6,814	56,556	63,370	19,044	2021	Nov-19
Vitruvian West Phase III	-	7,141	2,754	9,895	65,644	7,405	68,134	75,539	16,432	2022	Nov-19
Villas at Fiori	-	9,921	776	10,697	42,012	9,986	42,723	52,709	5,532	2024	Nov-19
The Canal	40,472	12,671	98,813	111,484	6,470	12,831	105,123	117,954	34,403	2017	Apr-21
Cool Springs at Frisco Bridges	89,510	18,325	151,982	170,307	23,879	18,611	175,575	194,186	60,467	2012	May-21
Central Square at Frisco	36,398	7,661	52,455	60,116	2,711	7,684	55,143	62,827	9,699	2018	Aug-23
Villaggio	31,681	6,186	41,813	47,999	3,574	6,221	45,352	51,573	7,993	2016	Aug-23
Lofts at Palisades	39,178	8,198	56,143	64,341	1,600	8,210	57,731	65,941	10,013	2018	Aug-23
Flats at Palisades	31,472	5,546	43,854	49,400	4,245	5,623	48,022	53,645	8,753	2017	Aug-23
DALLAS, TX	**425,028**	**192,492**	**856,948**	**1,049,440**	**328,590**	**218,097**	**1,159,933**	**1,378,030**	**464,035**		
Barton Creek Landing	-	3,151	14,269	17,420	29,299	6,169	40,550	46,719	36,583	1986/2012	Mar-02
Residences at the Domain	-	4,034	55,256	59,290	19,466	5,107	73,649	78,756	56,413	2007	Aug-08
Red Stone Ranch	-	5,084	17,646	22,730	16,505	5,842	33,393	39,235	23,506	2000	Apr-12
Lakeline Villas	-	4,148	16,869	21,017	13,347	5,032	29,332	34,364	20,342	2002	Apr-12
Estancia Villas	27,387	6,384	52,946	59,330	3,638	6,415	56,553	62,968	9,920	2018	Aug-23
Palo Verde	38,519	5,975	57,880	63,855	3,349	6,090	61,114	67,204	10,475	2019	Aug-23
AUSTIN, TX	**65,906**	**28,776**	**214,866**	**243,642**	**85,604**	**34,655**	**294,591**	**329,246**	**157,239**		
Steele Creek	—	8,586	130,400	138,986	10,738	8,937	140,787	149,724	61,368	2015	Oct-17
Cirrus	—	13,853	-	13,853	89,087	14,025	88,915	102,940	20,585	2022	Feb-19
DENVER, CO	**—**	**22,439**	**130,400**	**152,839**	**99,825**	**22,962**	**229,702**	**252,664**	**81,953**		
TOTAL SOUTHWEST REGION	**490,934**	**243,707**	**1,202,214**	**1,445,921**	**514,019**	**275,714**	**1,684,226**	**1,959,940**	**703,227**		
TOTAL OPERATING COMMUNITIES	**964,475**	**2,340,837**	**8,759,676**	**11,100,513**	**4,981,961**	**2,628,028**	**13,454,446**	**16,082,474**	**7,344,835**		
REAL ESTATE UNDER DEVELOPMENT											
3001 Iowa Ave	—	13,468	—	13,468	59,417	13,468	59,417	72,885	—		
TOTAL REAL ESTATE UNDER DEVELOPMENT	**—**	**13,468**	**—**	**13,468**	**59,417**	**13,468**	**59,417**	**72,885**	**—**		
LAND											
Vitruvian Park®	—	22,547	1,467	24,014	18,690	30,323	12,381	42,704	906		
Alameda Point Block 11	—	25,006	-	25,006	9,913	25,006	9,913	34,919	-		
Newport Village II	—	5,237	-	5,237	21,414	5,237	21,414	26,651	-		
2727 Turtle Creek	—	90,205	-	90,205	17,576	90,205	17,576	107,781	-		
488 Residence at Riverwalk	—	16,053	-	16,053	9,442	16,053	9,442	25,495	-		
TOTAL LAND	**—**	**159,048**	**1,467**	**160,515**	**77,035**	**166,824**	**70,726**	**237,550**	**906**		
COMMERCIAL											
Brookhaven Shopping Center	—	—	—	—	31,188	7,793	23,395	31,188	16,549		
3001 Iowa Ave Commercial	—	9,882	4,861	14,743	1	9,882	4,862	14,744	1,116		
TOTAL COMMERCIAL	**—**	**9,882**	**4,861**	**14,743**	**31,189**	**17,675**	**28,257**	**45,932**	**17,665**		
Other (b)	—	—	—	—	15,723	133	15,590	15,723	1,100		
1745 Shea Center I	—	3,034	20,534	23,568	9,753	3,083	30,238	33,321	10,040		
TOTAL CORPORATE	**—**	**3,034**	**20,534**	**23,568**	**25,476**	**3,216**	**45,828**	**49,044**	**11,140**		
TOTAL COMMERCIAL & CORPORATE	**—**	**12,916**	**25,395**	**38,311**	**56,665**	**20,891**	**74,085**	**94,976**	**28,805**		
Deferred Financing Costs and Other Non-Cash Adjustments	**(3,295)**										
TOTAL REAL ESTATE OWNED	**$ 961,180**	**$ 2,526,269**	**$ 8,786,538**	**$ 11,312,807**	**$ 5,175,078**	**$ 2,829,211**	**$ 13,658,674**	**$ 16,487,885**	**$ 7,374,546**		

(a) Date of original construction/date of last major renovation, if applicable.
(b) Includes unallocated accruals and capital expenditures.

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2025
(In thousands)

The aggregate cost for federal income tax purposes was approximately $15.9 billion at December 31, 2025 (*unaudited*).

The estimated depreciable lives for all buildings in the latest Consolidated Statements of Operations are 30 to 55 years.

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2025
(In thousands)

3-YEAR ROLLFORWARD OF REAL ESTATE OWNED AND ACCUMULATED DEPRECIATION

The following is a reconciliation of the carrying amount of total real estate owned at December 31, (*in thousands)*:

	2025	2024	2023
Balance at beginning of the year	**$ 16,213,363**	$ 16,023,859	$ 15,570,072
Real estate acquired (including joint venture consolidation)	**322,391**	—	410,581
Capital expenditures and development	**313,137**	295,548	441,606
Real estate sold	**(361,006)**	(106,044)	(398,400)
Balance at end of the year	**$ 16,487,885**	$ 16,213,363	$ 16,023,859

The following is a reconciliation of total accumulated depreciation for real estate owned at December 31, (*in thousands*):

	2025	2024	2023
Balance at beginning of the year	**$ 6,901,026**	$ 6,267,830	$ 5,762,501
Depreciation expense for the year	**648,694**	660,805	668,899
Accumulated depreciation on sales	**(175,174)**	(27,609)	(163,570)
Balance at end of year	**$ 7,374,546**	$ 6,901,026	$ 6,267,830